UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C/A

UNDER THE SECURITIES ACT OF 1933

☐   Form C: Offering Statement
☐   Form C-U: Progress Update
☑   Form C/A: Amendment to Offering Statement
    ☑   Check box if Amendment is material and investors must reconfirm within five business days.
This material amendment is filed to extend the Offering Deadline to June 30, 2026.
☐   Form C-AR: Annual Report
☐   Form C-AR/A: Amendment to Annual Report
☐   Form C-TR: Termination of Reporting

Name of Issuer
GrubDial, Inc.

Legal Status of Issuer

    Form:
    Corporation

    Jurisdiction of Incorporation/Organization:
    Delaware

    Date of Organization:
    November 12, 2024

Physical Address of Issuer
4469 Rt 27, Princeton, NJ 08540

Website of Issuer
www.GrubDial.Ai

Is there a Co-Issuer? __x___ yes _____no.

Name of Co-Issuer
GrubDial Investors SPV, LLC

Legal Status of Co-Issuer

    Form:
    Limited Liability Company

    Jurisdiction of Incorporation/Organization:
    Delaware

    Date of Organization:
    October 9, 2025

Physical Address of Co-Issuer:
4469 Rt 27, Princeton, NJ 08540

Website of Co-Issuer
None

Name of Intermediary through which the Offering will be Conducted:
DealMaker Securities, LLC

CIK Number of Intermediary:
0001872856

SEC File Number of Intermediary:
008-70756

CRD Number, if applicable, of Intermediary:
315324

Amount of compensation to be paid to the Intermediary, whether as a dollar amount or a percentage of the Offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the Offering, including the amount of referral and any other fees associated with the Offering:
As compensation for the services provided by DealMaker Securities LLC, the Company is required to pay to DealMaker Securities LLC a cash fee consisting of an eight and one-half percent (8.5%) commission based on the dollar amount of the Securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The cash fee is inclusive of transaction and payment processing fees. There is also a $17,500 advance setup fee and $2,000 monthly fee payable to DealMaker Securities LLC and/or its affiliates.

Any other direct or indirect interest in the Issuer held by the Intermediary, or any arrangement for the Intermediary to acquire such an interest:
None

Type of Security Offered:
Class B Common Stock

Target Number of Securities to be Offered:
4,855

Price (or Method for Determining Price):
$2.00

Target Offering Amount:
$10,001.30

Oversubscriptions Accepted:
☑ Yes
☐ No

Oversubscriptions will be Allocated:
☐ Pro-rata basis
☐ First-come, first-served basis
☑ Other: At the discretion of the Company

Maximum Offering Amount (if different from Target Offering Amount):
$1,235,000.00

Deadline to reach the Target Offering Amount:
June 30, 2026

NOTE: If the sum of the investment commitments does not equal or exceed the Target Offering Amount at the Offering deadline, no Securities will be sold in the Offering, investment commitments will be canceled and committed funds will be returned.

Current Number of Employees:
3

	Most recent fiscal year-end (December 31, 2024)*	Prior fiscal year-end (December 31, 2023)*
Total Assets	$0	N/A
Cash & Cash Equivalents	$0	N/A
Accounts Receivable	$0	N/A
Short-term Debt	$0	N/A
Long-term Debt	$20,496	N/A
Revenues/Sales	$0	N/A
Cost of Goods Sold	$0	N/A
Taxes Paid	$0	N/A
Net Income/(Net Loss)	$(21,496)	N/A

*Reflects the financial results for the Crowdfunding Issuer, GrubDial, Inc., which was formed on November 12, 2024. As such, there are no financial results for 2023. Exhibit B, attached hereto and made a part hereof, also includes the inception financials for the Co-Issuer, which was formed on October 9, 2025.

The jurisdictions in which the Issuer intends to offer the Securities:
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

EXHIBITS
EXHIBIT A: Offering Memorandum
EXHIBIT B: Issuer Financial Statements and Co-Issuer Financial Statements
EXHIBIT C: PDF of Campaign Landing Page
EXHIBIT D: Subscription Agreement with Co-Issuer and Investor
EXHIBIT E: Co-Issuer Operating Agreement
EXHIBIT F: Issuer Amended and Restated Certificate of Incorporation
EXHIBIT G: Issuer Bylaws
EXHIBIT H: Video Transcript



EXHIBIT A
OFFERING MEMORANDUM PART II OF OFFERING STATEMENT
(EXHIBIT A TO FORM C/A)
April 29, 2026

GrubDial

GRUBDIAL, INC
GrubDial Investors SPV, LLC

SPV Interests Representing
Up to $1,235,000 ("Maximum Amount") of Class B Common Stock (representing a maximum of up to 617,125 Securities
including an aggregate $35,972 in Investor Transaction Fees

GRUBDIAL, INC (the "Company," "we," "us", "Issuer" or "our"), is offering a minimum amount of **$10,001.30** (the "Target Offering Amount") and up to a maximum amount of **$1,235,000.00** (the "Maximum Offering Amount") worth of Class B Common Stock of the Company (the "Securities" or singularly the "Security") at a price of **$2.00** per Security (collectively, the "Offering"). Purchasers of Securities are sometimes referred to herein as "Purchasers" or "Investors". The Target Offering Amount and Maximum Offering Amount includes the 3% investor processing fee total for all investments ("Investor Transaction Fee"). The investment will be made through GrubDial Investors SPV, LLC, a special purpose investment vehicle exempt from registration under the Investment Company Act pursuant to Rule 270.3a-9 promulgated under the Securities Act of 1933 (the "Co-Issuer"). The Offering is being conducted on a best-efforts basis and the Company must reach its Target Amount by June 30, 2026 (the "Target Date").

Unless the Company raises at least the Target Offering Amount under this Offering by the Target Date, no Securities will be sold in this Offering, all investment commitments will be canceled, and all committed funds will be returned. For the avoidance of doubt, no initial subscriptions from new investors will be accepted after June 30, 2026. If the Company reaches its Target Offering Amount prior to the Target Date, the Company may conduct the first of multiple closings, provided that the Offering has been posted for 21 days and that investors who have committed funds will be provided notice five business days prior to the close.

Each investor must invest a minimum of $309. Investors will be required to pay an Investor Transaction Fee to the Company to help offset transaction costs equal to 3% per investment, with a maximum fee of $750. This fee is counted towards the amount the Company is seeking to raise under Regulation Crowdfunding and the limit each investor may invest pursuant to Regulation Crowdfunding as described herein and is in addition to the $300 minimum investment amount per investor.

Investment commitments may be accepted or rejected by the Company, in its sole and absolute discretion. The Company has the right to cancel or rescind its offer to sell the Securities at any time and for any reason. The rights and obligations of any Purchasers are captured by processing a subscription, and Purchasers must complete the purchase process through our intermediary, DealMaker Securities LLC (the "Intermediary"). All committed funds will be held in escrow with Enterprise Bank & Trust, a Missouri chartered trust company with banking powers (the "Escrow Agent") until the Target Offering Amount has been met or exceeded and one or more closings occur. You may cancel an investment commitment until up to 48 hours prior to the Target Date, or such earlier time as the Company designates, pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary. The Intermediary has the ability to reject any investment commitment and may cancel or rescind the Company's offer to sell the Securities at any time for any reason.

	Price to Investors	Service Fees and Commissions (1)(2)	Net Proceeds
Minimum Individual Purchase Amount (3)	$300.00	$25.50	$274.50
Investor Transaction Fee (4)	$9.00	$0.77	$8.23
Target Offering Amount	$10,001.30	$850.11	$9,151.19
Maximum Offering Amount	$1,235,000.00	$104,975.00	$1,130,025.00

(1)   This excludes fees to Company's advisors, such as attorneys and accountants.

(2)   In addition to the eight and one-half percent (8.5%) commission on cash proceeds received in the Offering, the Intermediary will also receive a one-time $17,500 payment and a $2,000 monthly fee for use of the platform, which are not included above.

(3)   The Company reserves the right to amend the Minimum Individual Purchase Amount, in its sole discretion.

(4)   The Company will charge each Investor an Investor Transaction Fee of three percent (3%) of the Investor's investment amount, with a maximum fee of $750. The Investor Transaction Fee is counted toward the amount the Company is seeking to raise under Regulation CF and the limit each investor may invest pursuant to Regulation CF (as described in the section below entitled "CAPITALIZATION AND OWNERSHIP") and is included in the Minimum Individual Investment Amount, consisting of the Minimum Individual Purchase Amount plus the Investor Transaction Fee. The Intermediary receives commissions on the Investor Transaction Fee.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission (the "SEC") does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the SEC has not made an independent determination that these Securities are exempt from registration.

This disclosure document contains forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company's management. When used in this disclosure document and the Company Offering materials, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the Company's action results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS. THERE ARE ALSO SIGNIFICANT UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THIS OFFERING AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY TRADED. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP.

AN INVESTMENT IN THIS OFFERING IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C/A TITLED "*RISK FACTORS*".

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. PROSPECTVE INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME. THE SECURITIES MAY HAVE FURTHER TRANSFER RESTRICTIONS NOT PROVIDED FOR BY FEDERAL, STATE OR FOREIGN LAW.

NO ONE SHOULD CONSTRUE THE CONTENTS OF THIS FORM C/A AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO YOUR PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT THEIR OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING THEIR INVESTMENT.

THIS OFFERING IS ONLY EXEMPT FROM REGISTRATION UNDER THE LAWS OF THE UNITED STATES AND ITS TERRITORIES. NO OFFER IS BEING MADE IN ANY JURISDICTION NOT LISTED IN THIS FORM C/A. PROSPECTIVE INVESTORS ARE SOLELY RESPONSIBLE FOR DETERMINING THE PERMISSIBILITY OF THEIR PARTICIPATING IN THIS OFFERING, INCLUDING OBSERVING ANY OTHER REQUIRED LEGAL FORMALITIES AND SEEKING CONSENT FROM THEIR LOCAL REGULATOR, IF NECESSARY. THE INTERMEDIARY FACILITATING THIS OFFERING IS LICENSED AND REGISTERED SOLELY IN THE UNITED STATES AND HAS NOT SECURED, AND HAS NOT SOUGHT TO SECURE, A LICENSE OR WAIVER OF THE NEED FOR SUCH LICENSE IN ANY OTHER JURISDICTION. THE COMPANY, THE ESCROW AGENT AND THE INTERMEDIARY, EACH RESERVE THE RIGHT TO REJECT ANY INVESTMENT COMMITMENT MADE BY ANY PROSPECTIVE INVESTOR, WHETHER FOREIGN OR DOMESTIC.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF YOU LIVE OUTSIDE OF THE UNITED STATES, IT IS YOUR RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

NOTICE REGARDING THE ESCROW AGENT

ENTERPRISE BANK AND TRUST, THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

The Company has certified that all of the following statements are TRUE for the Company and the Co-Issuer in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

(2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act") (15 U.S.C. 78m or 78o(d));

(3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));

(4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act of 1933 (the "1933 Act") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C/A; and

(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

About this Form C/A

You should rely only on the information contained in this Form C/A. We have not authorized anyone to provide you with information different from that contained in this Form C/A and no source other than DealMaker Securities LLC (the "Intermediary") has been authorized to host this Form C/A and the Offering. We are offering to sell and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C/A is accurate only as of the date of this Form C/A, regardless of the time of delivery of this Form C/A or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Purchaser prior to the consummation of the sale of the Securities.

This Form C/A does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C/A. The Company does not expect to update or otherwise revise this Form C/A or other materials supplied herewith. The delivery of this Form C/A at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C/A. This Form C/A is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The following summary highlights information contained elsewhere or incorporated by reference in this Form C/A. This summary may not contain all of the information that may be important to you. You should read this entire Form C/A carefully, including the matters discussed under the section titled "Risk Factors."

Co-Issuer

This Offering has the following co-issuer(s): GrubDial Investors SPV, LLC (the "**Co-Issuer**"), located at 4469 Rt 27, Princeton, NJ 08540.

The Co-Issuer was organized as a Limited Liability Company in the United States under the jurisdiction of Delaware in the year 2025. There is no website for the Co-Issuer, but information with respect to the Co-Issuer shall be hosted on the website of the Company at www.GrubDial.Ai or for the Offering at www.invest.grubdial.ai.

The Company has formed the Co-Issuer solely for issuing the Securities under this Offering. The Co-Issuer will serve merely as a conduit for investors to invest in the Company and will not have a separate business purpose. An investment in the Co-Issuer will allow investors to achieve the same economic exposure, voting power (which is none) and ability to assert State and Federal law rights and achieve the same disclosures as if they had invested directly in the Company. The Co-Issuer will maintain a one-to-one relationship between the number, denomination, type and rights of Company securities it owns and the number, denomination, type and rights of its securities outstanding.

The Securities in this Offering will be issued by both the Company and the Co-Issuer. The proceeds from the Offering will be received by the Co-Issuer and invested immediately in the Securities issued by the Company. The Co-Issuer will be the legal owner of the Class B Common stock. Investors in this Offering will own membership interests in the Co-Issuer. Pursuant to SEC rules, investors will receive the same economic, voting and information rights in the Class

B Common Stock as if they had invested directly with the Company. There will be no material difference between an investment in the Company and the Co-Issuer.

Company Overview

GrubDial, Inc. ("GrubDial") is a restaurant tech company working on automating restaurant phone orders using AI. The Company was incorporated in Delaware on November 12, 2024 and is headquartered in Princeton, New Jersey. The Company sells its services through the internet throughout the United States. The Company's website is www.GrubDial.Ai.

A full description of our products, services and business plan can be found on the Company's investor website page at www.invest.GrubDial.Ai (the "**Investor Website Page**") and the version published as of the date of this Form C/A is attached as Exhibit C. The Investor Website Page can be used by prospective Investors to ask the Company questions and for the Company to post immaterial updates to this Form C/A as well as make general announcements. You should view Exhibit C as well as the Investor Website Page at the time you consider making an investment commitment.

Business Model

Our business model is to setup restaurants with an Ai system that can replace humans to accept phone orders. Customers can place orders via phone call, WhatsApp and Text messages without any human interaction from restaurant staff. We plan to charge customers a one time setup fee plus 5% of the total revenue generated by our Ai solution.

Competitors

We have few competitors but most of them are focused on large enterprise customers. Examples include Conversenow, Loman and Kea. We are not aware of any company that provides multi channel ordering solutions like us.

Current Stage

GrubDial is in the pre-revenue launch phase. We've completed development of our AI voice and text ordering platform and are preparing to go live with our first group of restaurant partners. The product has been tested and refined to ensure seamless order acceptance to print directly in kitchen printers. Our focus now is on onboarding pilot locations, collecting early performance data, and building awareness ahead of our broader commercial rollout. This phase will validate pricing, user experience, and operational impact as we move toward revenue generation and scale.

Future Roadmap

Looking ahead, our roadmap includes scaling to 1000+ restaurants over the next 12–18 months by leveraging industry partnerships and direct marketing, expanding integrations with POS and delivery systems, introducing a self-serve onboarding model to accelerate adoption. We also plan to enhance our AI with multi-language support and general enhancements to speech model. These milestones will position GrubDial as the leading AI-powered ordering solution in the restaurant industry.

Perks

The Company is offering the following Perks to Investors:

Time-Based Bonus Shares of Class B Common Stock:

Funded Investment Amount Received By 11:59 P.M. Pacific Standard Time on February 13, 2026*	*Perks*
$1,000.00 to $4,999.99	5% bonus shares of Class B Common Stock
$5,000.00 to $9,999.99	7% bonus shares of Class B Common Stock
$10,000.00 to $24,999.99	10% bonus shares of Class B Common Stock
$25,000.00 to $49,999.99	15% bonus shares of Class B Common Stock
$50,000.00 and above	20% bonus shares of Class B Common Stock

*For purposes of this table, Funded Investment Amount means all funded investments from an Investor during the specified time period, in which the Investor has completed all documents required hereunder (i.e., Subscription Agreement and Investor Questionnaire), funded its purchase of Securities and DealMaker has approved the investment following its compliance review, including AML screening.
**Bonus Class B Common Units shall have the same terms as the Class B Units issued in the Offering.

Funded Investment Amount Received Between 12:01 A.M. Pacific Standard Time on February 14, 2026 and 11:59 P.M. Pacific Standard Time on February 19, 2026*	*Perks*
$5,000.00 to $9,999.99	5% bonus shares of Class B Common Stock
$10,000.00 to $24,999.99	7% bonus shares of Class B Common Stock
$25,000.00 to $49,999.99	10% bonus shares of Class B Common Stock
$50,000.00 and above	15% bonus shares of Class B Common Stock

*For purposes of this table, Funded Investment Amount means all funded investments from an Investor during the specified time period, and for purposes of determining Perks, all prior investments from an Investor during the Offering, in which the Investor has completed all documents required hereunder (i.e., Subscription Agreement and Investor Questionnaire), funded its purchase of Securities and DealMaker has approved the investment following its compliance review, including AML screening.
**Bonus Class B Common Units shall have the same terms as the Class B Units issued in the Offering.

Restaurant Investors Perks+:

Funded Investment Amount Received By Restaurant Investors*	*Perks**
$2,500.00 to $4,999.99	5% bonus shares of Class B Common Stock plus free AI Setup Onboarding ($499 value)
$5,000.00 to $9,999.99	7% bonus shares of Class B Common Stock plus free AI Setup Onboarding plus two months of free service ($2,000 value)
$10,000.00 to $24,999.99	10% bonus shares of Class B Common Stock plus free AI Setup Onboarding plus four months of free service ($4,000 value)

$25,000.00 to $49,999.99	15% bonus shares of Class B Common Stock plus free AI Setup Onboarding plus six months of free service ($6,000 value)
$50,000.00 and above	20% bonus shares of Class B Common Stock plus free AI Setup Onboarding plus eight months of free service ($8,000 value)

+Subject to verification of restaurant owner/operator status by the Company, which may be determined at the Company's sole discretion.

*For purposes of this table, Funded Investment Amount means the aggregate funded investment from an Investor that operates a Restaurant, in which the Investor has completed all documents required hereunder (i.e., Subscription Agreement and Investor Questionnaire), funded its purchase of Securities and DealMaker has approved the investment following its compliance review, including AML screening. For the sake of clarity, all investments during the Offering will be aggregated in determining the applicable Perks category.

** Bonus shares of Common Stock shall have the same terms as the Common Stock issued in the Offering.

Repeat Investor Perks:

Prior Investors in the Offering will be eligible for an additional 10% Bonus Shares of Common Stock when their second investment is over $5,000.

For the sake of clarity, Time-Based Bonus Shares, Repeat Investor Perks and Restaurant Investor Perks may be stacked together. Fractional shares will not be distributed and Bonus Shares will be determined by rounding down to the nearest whole share. The Perks will all be assigned to Investors at the termination of the Offering, unless otherwise decided between the Company and the registrar/transfer agent. The date/time of the signed subscription will be used to assign Perks. DealMaker Securities LLC has not been engaged to assist in the distribution of the Bonus Shares or the Perks, and will not receive any compensation related to the Bonus Shares or Perks.

DIRECTORS, OFFICERS, MANAGERS, AND KEY PERSONS

The directors, officers, managers, and key persons of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Officers and Directors

Name: Kalpesh Shethia
Current Role: Founder, CEO and Director
Positions Held with the Issuer:
- **Position:** Founder, CEO and Director
- **Service Dates:** 11/2024 – Current
- **Responsibilities:** Strategy and general CEO responsibilities

Other Business Experience (Past Three Years):
- **Employer:** Onesto Payments, Inc. dba Better Payments
  Affiliate or Subsidiary of Issuer: No
  Title: CEO
  Service Dates: 3/2015 - Present
  Responsibilities: Daily operations including strategic planning, supervising finances, Sales, management, and maintaining relationships with the internal team and external stakeholders

Name: Ami Shethia
Current Role: COO
Positions Held with the Issuer:
- **Position:** COO
- **Service Dates:** 05/2025 – Current
- **Responsibilities:** Responsible for customer onboarding, training and finance matters

Other Business Experience (Past Three Years):
- **Employer:** Lifestyles Healthcare
  Affiliate or Subsidiary of Issuer: No
  Title: Accounts Receivable Manager
  Service Dates: 3/2015 – Present
  Responsibilities: Responsible for credit and collections, managing A/R team and strategy.

RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and its financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as cyber-attacks and the ability to prevent those attacks). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

An investment in the Company involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Securities should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C/A. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

The Company's business plan is based on numerous assumptions and projections that may not prove accurate.

The Company's business plan and potential growth is based upon numerous assumptions. No assurance can be given regarding the attainability of the financial projections. The Company's ability to adhere to, and implement, its business plan will depend upon the Company's ability to successfully raise funds and a variety of other factors, many of which are beyond the Company's control. Likewise, management is not bound to follow the business plan and may elect to adopt other strategies based upon unanticipated opportunities, or changes in circumstances or market conditions. All financial projections contained in the business plan are based entirely upon management's assumptions and projections and should not be considered as a forecast of actual revenues or our liquidity. Actual operating results may be materially different.

Although the Company believes the assumptions upon which the Company's business and financial projections are based have reasonable bases, the Company cannot offer any assurance that its results of operations and growth will be as contemplated. If any of the assumptions upon which these opinions and projections are based prove to be inaccurate, including growth of the economy in general and trends in our industry, these opinions and projections could be adversely affected. Prospective investors should be aware that these opinions and other projections and predictions of future performance, whether included in the business plan, or previously or subsequently communicated to prospective investors, are based on certain assumptions which are highly speculative. Such projections or opinions are not (and should not be regarded as) a representation or warranty by the Company or any other person that the overall objectives of the Company will ever be achieved or that the Company will ever achieve significant revenues or profitability. These opinions, financial projections, and any other predictions of future performance should not be relied upon by potential investors in making an investment decision in regard to this Offering.

If the Company cannot raise sufficient funds, it will not succeed
Even if the maximum amount is raised in the Offering, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds sought in this Offering, it will have to find other sources of funding for its plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit to support our working capital requirements as we grow. It is a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we coud be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current

price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our activities. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our activities, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred securities financings in the future, which may reduce the value of your investment in the Securities. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred securities could be more advantageous to those investors than to the holders of the Securities. In addition, if we need to raise more equity capital from the sale of Securities or other equity, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly at a lower purchase price per Security.

The Company's Founder and CEO will exercise voting control.
After the Offering, Kalpesh Shethia, the Company's Founder, CEO and Director, will beneficially own all of the Company's Class A Common Stock, which provide for ten votes per share, and will exercise voting control. Subject to any fiduciary duties owed to other stockholders under Delaware law, Mr. Shethia will be able to exercise significant influence over matters requiring stockholder approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. Mr. Shethia may have interests that are different from yours. For example, Mr. Shethia may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, Mr. Shethia could use his voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, issue additional securities which may dilute you, repurchase securities of the Company, enter into transactions with related parties or support or reject other management and board proposals that are subject to stockholder approval.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described herein is an estimate based on our current business plan. However, we may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

We rely on other companies to provide services for our products.
We depend on third-party vendors to meet our contractual obligations to our customers and to conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if vendors do not provide the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our services may be adversely impacted if companies to whom we delegate certain services do not perform to our, and our customers', expectations. Our vendors may also be unable to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two vendors for a particular service.

We rely on various intellectual property rights in order to operate our business.
The Issuer relies on certain intellectual property rights, particularly trade secrets, to operate its business. The Issuer's intellectual property rights are unregistered and may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these

agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights. As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our intellectual property rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

The Company's success depends on the experience and skill of its executive officers and key personnel.
We are dependent on our executive officers and key personnel. These persons may not devote their full time and attention to the matters of the Company. The loss of all or any of our executive officers and key personnel could harm the Company's business, financial condition, cash flow and results of operations.

Although dependent on certain key personnel, the Company does not have any key person life insurance policies on any such people.
We are dependent on certain key personnel in order to conduct our operations and execute our business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and our operations. We have no way to guarantee key personnel will stay with the Company, as many states do not enforce non-competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.
Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management and other personnel to develop additional expertise. We face intense competition for personnel, making recruitment time-consuming and expensive. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us, which could further delay or disrupt our product development and growth plans.

Projections: Forward-Looking Information
Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and have not been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

If we are unsuccessful in adding restaurants for our service, or if our clients decrease their level of engagement, our revenue, financial results, and business may be significantly harmed.
We assist restaurants in accepting phone orders using Ai. The amount of restaurant's using our service and our client's level of engagement will be critical to our success. Our financial performance will be significantly determined by our success in adding, retaining, and engaging active restaurants of our service. If clients do not perceive our service to be useful, reliable, and trustworthy, we may not be able to attract or retain users or otherwise maintain or increase the frequency and duration of their engagement. There is no guarantee that we will not experience an erosion of our active client base or engagement levels in the future.

The amount raised in this Offering may include investments from Company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the Company (or their immediate family members) may make investments in this Offering. Any such investments will be included in the raised amount reflected on the campaign page.

You must keep records of your investment for tax purposes:
As with all investments in securities, if you sell the Securities, you will probably need to pay tax on the long- or short-term capital gains that you realize if you make a profit, and record any loss to apply it to other taxable income. If you do not have a regular brokerage account, or your regular broker will not hold the Securities for you (and many brokers refuse to hold non-public Securities for their customers), there will be nobody keeping records for you for tax purposes, and you will have to keep your own records and calculate the gain on any sales of the Securities you sell. If you fail to keep accurate records or accurately calculate any gain on any sales of the Securities, you may be subject to tax audits and penalties.

Using a credit card to purchase Securities may impact the return on your investment:
Investors in this Offering have the option of paying for their investment with a credit card. Transaction fees charged by your credit card company (which can reach 5% of transaction value if considered a cash advance) and interest charged on unpaid card balances (which can reach almost 25% in some states) add to the effective purchase price of the Securities you buy and would be in addition to the Investor Transaction Fee on your investment. See "Plan of Distribution." The cost of using a credit card may also increase if you do not make the minimum monthly card payments and incur late fees. These increased costs may reduce the return on your investment. The SEC's Office of Investor Education and Advocacy issued an Investor Alert dated February 14, 2018, entitled: Credit Cards and Investments - A Risky Combination, which explains these and other risks you may want to consider before using a credit card to pay for your investment.

Damage to our reputation could negatively impact our business, financial condition and results of operations.
Our reputation and the quality of our brand are critical to our business and success in existing markets, and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.
We may face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

Security breaches of confidential customer information, or confidential employee information may adversely affect our business.
Our business requires the collection, transmission and retention of personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that data is critical to us. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and customer and employee expectations or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, customers' or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings.

The use of individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.
The regulation of individual data is changing rapidly, and in unpredictable ways. A change in regulation could adversely affect our business, including causing our business model to no longer be viable. Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.
The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately held (non-public) issuer, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

Changes in federal, state or local laws and government regulation could adversely impact our business.
The Company is subject to legislation and regulation at the federal, state and local levels. New laws and regulations may impose new and significant disclosure obligations and other operational, marketing and compliance-related obligations and requirements, which may lead to additional costs, risks of non-compliance, and diversion of our management's time and attention from strategic initiatives. Additionally, federal, state and local legislators or regulators may change current laws or regulations which could adversely impact our business. Further, court actions or regulatory proceedings could also change our rights and obligations under applicable federal, state and local laws, which cannot be predicted. Modifications to existing requirements or imposition of new requirements or limitations could have an adverse impact on our business.

We operate in a regulated environment, and if we are found to be in violation of any of the federal, state, or local laws or regulations applicable to us, our business could suffer.
We are subject to a wide range of federal, state, and local laws and regulations. The violation of these or future requirements or laws and regulations could result in administrative, civil, or criminal sanctions against us, which may include fines, a cease-and-desist order against the subject operations or even revocation or suspension of our license to operate the subject business. As a result, we may incur capital and operating expenditures and other costs to comply with these requirements and laws and regulations.

Global crises and geopolitical events, including without limitation, COVID-19 can have a significant effect on our business operations and revenue projections.
A significant outbreak of contagious diseases, such as COVID-19, in the human population could result in a widespread health crisis. Additionally, geopolitical events, such as wars or conflicts, could result in global disruptions to supplies, political uncertainty and displacement. Each of these crises could adversely affect the economies and financial markets of many countries, including the United States where we principally operate, resulting in an economic downturn that could reduce the demand for our products and services and impair our business prospects, including as a result of being unable to raise additional capital on acceptable terms, if at all.

Risks Related to the Offering

The U.S. Securities and Exchange Commission does not pass upon the merits of the Securities or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.
You should not rely on the fact that our Form C/A is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this

Offering. The U.S. Securities and Exchange Commission has not reviewed this Form C/A, nor any document or literature related to this Offering.

Neither the Offering nor the Securities have been registered under federal or state securities laws.
No governmental agency has reviewed or passed upon this Offering or the Securities. Neither the Offering nor the Securities have been registered under federal or state securities laws. Investors will not receive any of the benefits available in registered offerings, which may include access to quarterly and annual financial statements that have been audited by an independent accounting firm. Investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering based on the information provided in this Form C/A and the accompanying exhibits.

The Securities are offered on a "Best Efforts" basis, and the Company may not raise the maximum amount being offered.
Since the Company is offering the Securities on a "best efforts" basis, there is no assurance that the Company will sell enough Securities to meet its capital needs. If you purchase Securities in this Offering, you will do so without any assurance that the Company will raise enough money to satisfy the full Use of Proceeds which the Company has outlined in this Form C/A or to meet the Company's working capital needs.

The Company's management may have broad discretion in how the Company uses the net proceeds of the Offering.
Unless the Company has agreed to a specific use of the proceeds from the Offering, the Company's management will have considerable discretion over the use of proceeds from the Offering. As is the case with any business, particularly one without a proven business model, it should be expected that certain expenses unforeseeable to management at this juncture will arise in the future. There can be no assurance that management's use of proceeds generated through this Offering will prove optimal or translate into revenue or profitability for the Company. You are urged to review the Use of Proceeds in this Offering Statement but to understand that the actual use of the net proceeds of this Offering may vary significantly. In all cases, you should consult with their attorneys, accountants and personal investment advisors prior to making any decision to invest in the Company. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

The Company has the right to limit individual Investor commitment amounts based on the Company's determination of an Investor's sophistication.
The Company may prevent any Investor from committing more than a certain amount in this Offering based on the Company's determination of the Investor's sophistication and ability to assume the risk of the investment. This means that your desired investment amount may be limited or lowered based solely on the Company's determination and not in line with relevant investment limits set forth by the Regulation CF rules. This also means that other Investors may receive larger allocations of the Offering based solely on the Company's determination.

The Company has the right to extend the Offering Deadline and/or increase the Maximum Offering Amount.
The Company may extend the Offering Deadline and/or increase the Maximum Offering Amount beyond what is currently stated herein. For an extension of the Offering Deadline, this means that your investment may continue to be held in escrow while the Company attempts to raise the Target Offering Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment in the event the Company extends the Offering Deadline, if you choose to reconfirm your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Company receiving the Target Offering Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Target Offering Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after the release of such funds to the Company, the Securities will be issued and distributed to you. For an increase in the Maximum Offering Amount, this means that additional amounts may be raised by the Company which would also increase the number of shares outstanding and dilute shareholders.

The Company may also end the Offering early.
If the Target Offering Amount is met after 21 calendar days, but before the Offering Deadline, the Company can end the Offering by providing notice to Investors at least 5 business days prior to the end of the Offering. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to invest in this Offering – it also means the Company may limit the amount of capital it can raise during the Offering by ending the Offering early.

The Company has the right to conduct multiple closings during the Offering.
If the Company meets certain terms and conditions, an intermediate close (also known as a rolling close) of the Offering can occur, which will allow the Company to draw down on Investor proceeds committed and captured in the

Offering during the relevant period. The Company may choose to continue the Offering thereafter. Investors should be mindful that this means they can make multiple investment commitments in the Offering, which may be subject to different cancellation rights. For example, if an intermediate close occurs and later a material change occurs as the Offering continues, Investors whose investment commitments were previously closed upon will not have the right to re-confirm their investment as it will be deemed to have been completed prior to the material change.

Risks Related to the Securities

Any Valuation at This Stage Is Difficult to Assess
Any valuation at this stage is difficult to assess. The Company has set the price of the Securities in this Offering at $2.00 per share of Class B Common Stock. The valuation for this Offering was not established in a competitive market and was set by the Company on an arbitrary basis that was not based on the financial results of the Company or our asset value, net worth, revenues or other established criteria of value. Instead, it was based on management's best estimates of the investment value of the Company, which is a subjective measure. This differs significantly from listed companies, which are valued publicly through market-driven stock prices. The valuation of private companies, especially early-stage companies, is difficult to assess and you may risk overpaying for your investment. We cannot guarantee that the Securities can be resold at the Offering price or at any other price.

The Investor Transaction Fee may not count toward your cost basis for tax purposes.
The IRS and/or another relevant tax authority may consider the price of the Securities before including the Investor Transaction Fee as the cost basis for determining any gain or loss at a realization event. You should discuss with your tax advisor the appropriate way to determine the relevant tax obligation.

Investors will have limited voting rights.
Investors (through the Co-Issuer) will have the right to vote upon matters of the Company, however, Investor voting power will be limited. Under the terms of the Securities, each Class B Common Stock has one vote. On the other hand, each share of Class A Common Stock has ten votes. As such, the Class A Common Stock holders will exercise voting control over the Company and Investors will essentially have limited voting power to influence management or control of the Company and will be passive investors. Investors should not purchase the Securities if they are not comfortable with this lack of voting and control.

The Securities in this Offering have no protective provisions.
The Securities in this Offering have no protective provisions. As such, you will not be afforded protection, by any provision of the Securities or as a shareholder, in the event of a transaction that may adversely affect you, including a reorganization, restructuring, merger or other similar transaction involving the Company. If there is a liquidation event, or change of control for the Company, the Securities being offered do not provide you with any protection. In addition, there are no provisions attached to the Securities in the Offering that would permit you to require the Company to repurchase the Securities in the event of a takeover, recapitalization or similar transaction involving the Company.

The Securities will not be freely tradable under the Securities Act until one year from the initial purchase date. Although the Securities may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with their attorney.
You should be aware of the long-term nature of this investment. There is not now and may never be a public market for the Securities. Because the Securities have not been registered under the Securities Act or under the securities laws of any state or foreign jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Securities may also adversely affect the price that you might be able to obtain for the Securities in a private sale. In addition, even if a trading market develops, there is absolutely no assurance that the Securities could be sold under Rule 144 or otherwise unless the Company becomes a current public reporting company with the Securities and Exchange Commission and otherwise is current in the Company's business, financial and management information reporting, and applicable holding periods have been satisfied. Investors should be aware of the long-term nature of their investment in the Company. Each Investor in this Offering will be required to represent that they are purchasing the Securities for their own account, for investment purposes and not with a view to resale or distribution thereof.

Your investment could be illiquid for a long time
You should be prepared to hold the Securities for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the Securities. More importantly, there is no established market for

these Securities, and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing industry participant. However, that may never happen, or it may happen at a price that results in you losing money on this investment.

The Securities may be significantly diluted as a consequence of subsequent equity financings.
The Company's equity securities will be subject to dilution. The Company intends to issue additional equity to employees and third-party financing sources in amounts that are uncertain at this time, and as a consequence holders of the Securities will be subject to dilution in an unpredictable amount. Such dilution may reduce the Investor's control and economic interests in the Company.

The amount of additional financing needed by the Company will depend upon several contingencies not foreseen at the time of this Offering. Generally, additional financing (whether in the form of loans or the issuance of other securities) will be intended to provide the Company with enough capital to reach the next major corporate milestone. If the funds received in any additional financing are not sufficient to meet the Company's needs, the Company may have to raise additional capital at a price unfavorable to their existing investors, including the holders of the Securities. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to accurately predict the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain financing on favorable terms could dilute or otherwise severely impair the value of the Securities.

There is no guarantee of a return on an Investor's investment.
There is no assurance that an Investor will realize a return on their investment or that they will not lose their entire investment. For this reason, each Investor should read this Form C/A and all Exhibits carefully and should consult with their attorney and business advisor prior to making any investment decision.

You will not be investing directly into the Company, but into a special purpose vehicle.
Changes to the securities laws that went into effect March 15, 2021, permit us to use a "special purpose vehicle" or "SPV" in this offering. That means that you will invest in GrubDial Investors SPV, LLC, becoming a member of the SPV, and that investment purchases our Class B Common Stock. A condition to using an SPV is that the SPV passes on the same economic and governance rights that are set out in the Company's Amended and Restated Certificate of Incorporation, regarding the Class B Common stock. You will also be relying on us, as the Manager of the SPV, to make sure the SPV complies with Delaware law and functions in accordance with securities law. The structure of the SPV is explained further in the section entitled, "CAPITALIZATION AND OWNERSHIP". The SPV will terminate and distribute the securities it holds to you, so that you may hold them directly, in certain circumstances. Due to this structure, there may be delays, complications and unexpected risks.

Regulatory Changes
Increasing regulatory scrutiny regarding AI applications in food services—particularly regarding consumer privacy, data protection, and food safety—may require changes to our operations or increase compliance costs

SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITYHOLDERS

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	As Percentage
Kalpesh Shethia	8,000,000	Class A Common Stock	100%

RECENT OFFERINGS OF SECURITIES

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

Type of security issued: Common Stock*
Final amount raised: N/A
Number of Securities Issued: 8,000,000
Use of proceeds: N/A
Date: January 4, 2025
Offering exemption relied upon: Section 4(a)(2) (This issuance was made to the initial founding owner upon the incorporation of the Company)
*The Common Stock was converted to Class A Common Stock on a 1 to 1 basis on November 10, 2025.

Type of security issued: Class B Common Stock
Amount raised to Date: $22,660 (these amounts are from a prior closing of this Offering prior to the date of this Form C/A)
Number of Securities Issued: 12,600 (includes issued Bonus Shares)
Use of proceeds: Technology development, customer acquisition and operations
Closing Dates: March 3, 2026
Offering exemption relied upon: Regulation CF

THE COMPANY'S SECURITIES

The Company's Securities

On November 10, 2025, the Company filed an Amended and Restated Certificate of Incorporation. As a result, the total number of shares that the Company is authorized to issue is 16,000,000 shares, consisting of (a) 12,000,000 shares of common stock (the "**Common Stock**"), of which (i) 8,000,000 shares are designated as Class A Common Stock (the "**Class A Common Stock**") and (ii) 4,000,000 shares are designated as Class B Common Stock (the "**Class B Common Stock**"), and (b) 4,000,000 shares of preferred stock (the "**Preferred Stock**"). Shares of Class A Common Stock shall have 10 votes per share while shares of Class B Common Stock shall have one vote per share. In connection with the Amended and Restated Certificate of Incorporation, all outstanding Common Stock as of such date were converted into Class A Common Stock on a one share of Common Stock to one share of Class A Common Stock basis.

As of the date of this Form C/A, 8,000,000 shares of Class A Common Stock and 12,600 shares of Class B Common Stock are issued and outstanding.

Except with respect to voting rights, all shares of Common Stock are identical and entitle the holders to the same rights and privileges. The shares of Class A Common Stock outstanding have superior voting rights to the Securities being sold in this Offering.

As part of the Offering, the Company will be offering up to 617,125 shares of Class B Common Stock.

The Company requests that you please review this Form C/A, the Subscription Agreement between the Investor and the Co-Issuer attached as Exhibit D (along with all attachments and exhibits thereto) and the Co-Issuer Operating Agreement attached as Exhibit E, in conjunction with the following summary information.

As an Investor in this Offering, you will be purchasing membership interests in the Co-Issuer, which will be the entity holding the Securities and which will have the rights of a stockholder of the Company. The Co-Issuer is purchasing the following Securities:

Securities Class Information for Current Regulation CF Offering
Class B Common Stock
The number of securities authorized is 4,000,000 with no shares of Class B Common Stock outstanding.

Voting Rights
The Class B Common Stock have voting rights equal to one vote per share of Class B Common Stock. The shares of Class A Common Stock outstanding have superior voting rights to the Securities being sold in this Offering, as each share of Class A Common Stock represents ten (10) votes. All other rights and preferences, including dividends and liquidation preferences, are the same for the Class A Common Stock and the Class B Common Stock.

Material Rights
Class B Common Stock holders do not have the right to purchase additional securities in future financings to maintain their ownership percentage.

Holders of common stock are entitled to receive dividends when and if declared by the board of directors, subject to the rights of holders of any senior securities

In addition to the Subscription Agreement with the Co-Issuer and the Co-Issuer's Operating Agreement, the primary documents governing voting and rights of Investors holding the Securities of the Company are the Company's Amended and Restated Certificate of Incorporation (the "**COI**") attached as Exhibit F, and the Company's Bylaws (the "**Bylaws**", together with the COI, the "**Company Governing Documents**"), attached as Exhibit G.

All statements in this Form C/A regarding voting and control of the Securities being sold in this Offering are qualified in their entirety by reference to the Company Governing Documents.

What it means to be a minority holder

As a minority holder of the Security, you will have limited rights in regards to the corporate actions of the Company, including additional issuances of securities, Company repurchases of securities, a sale of the Company or its significant assets, or Company transactions with related parties. Further, investors in this Offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the Company. Investors should not purchase the Securities if they are not comfortable with this limited voting and control.

Dilution

The Securities do not have anti-dilution rights, which means that future equity issuances and other events will dilute the ownership percentage that Investors may eventually have in the Company. Investors should understand and expect the potential for dilution. When an investor makes an investment in a class of securities that represents ownership in a company (common shares or interests are most common), the investor's percentage of ownership can go down over time, which is called dilution. An investor's stake in a company may be diluted due to the company issuing additional securities of the same class. In other words, when a company issues more securities that reflect ownership (or additional equity interests), the percentage of the company that you own will go down, even though the value of the company may go up (there is no guarantee that it will). The investor will own a smaller piece of a larger company (or, if the value goes down, then a smaller piece of a smaller company). This increase in the number of securities outstanding could result from various other issuance types too, like a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into securities.

If a company decides to issue more securities, an investor could experience value dilution, with each security being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per securities (though this typically occurs only if the company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

If you are making an investment expecting to own a certain percentage of the Company or expecting the Securities to hold a certain amount of value, it's important to realize how the value of the Securities can decrease by actions taken by the Company. Dilution can make drastic changes to the value of the Securities, ownership percentage, voting control, and earnings per Security.

VALUATION

Pre-Money Valuation: $16,000,000. The Securities are priced arbitrarily and the Company makes no representations as to the reasonableness of any specified valuation.

Related Party Transactions

As of the date of this Form C/A, the Company's Founder and CEO, Kalpesh Shethia, has provided the Company loans in the aggregate amount of $350,000. These loans do not bear interest, and are payable on demand or otherwise mature on December 31, 2027. The Company anticipates that it may increase the amount of these loans to provide additional funding for sales and marketing in connection with this Offering.

Transferability of securities

Pursuant to Regulation CF, for a year, the securities can only be resold:

• In an IPO;
• To the Company;
• To an accredited investor; and
• To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

General overview of the Company's current financial condition based on the financials included with this Offering
As of the most recent reporting date, the Company reports total assets of approximately $60,000 and no liabilities. The Company is pre-revenue stage.

Company's Cash and Cash Equivalents
As of December 31, 2025, the Company had cash and cash equivalents totaling $18,603. The Company's operations have been funded through a Promissory Note from its founder and the Founder will provide additional loan infusions as needed, going forward. The Company anticipates that it may increase the amount of this Promissory Note to provide additional funding for sales and marketing in connection with this Offering. Management believes that current cash reserves, along with anticipated proceeds from the Regulation CF offering and any additional funding from its Founder, will be sufficient to meet anticipated operating and development expenses over the next 12 months

Company's Liquidity and Capital Resources
As of the most recent balance sheet date, the Company had cash and cash equivalents totaling $60,000. Management estimates this is sufficient to cover operating expenses for the next 12 months. The Company's capital resources are primarily sourced from prior investments from its Founder and pending crowdfunding proceeds.

Company's Capital Expenditures and Other Obligations
During the most recent fiscal year, the Company incurred capital expenditures of $114,475 for software development. Future planned capital expenditures include an estimated $40,000 for facility upgrades and new technology systems.

Company's Historical Results of Operations
The Company is pre-revenue but has a strong pipeline of potential customers ready to implement voice ordering Ai solutions in their restaurant.

Any Material Changes, Trends and Other Information known to Management subsequent to the period covered by the financial statements
None

Company Debt

The Company has a $300,000 in aggregate loans outstanding with its Founder. These loans do not bear interest, and are payable on demand or otherwise mature on December 31, 2027. The Company anticipates that it may increase the amount of this Promissory Note to provide additional funding for sales and marketing in connection with this Offering.

USE OF PROCEEDS

The Company anticipates using the proceeds from this Offering (not including proceeds from the Investor Transaction Fee) in the following manner:

Use of Proceeds	% of Proceeds if Target Offering Amount Raised	Amount if Target Offering Amount Raised	% of Proceeds if Maximum Offering Amount Raised	Amount if Maximum Offering Amount Raised
Intermediary Fees	8.5%	$850	8.5%	$104,975
Technology Development (1)	45.75%	$7,876	45.75%	$565,013
Customer Acquisition (2)	18.30%	$1,830	18.30%	$226,005
Operations (3)	27.45%	$2,745	27.45%	$339,007
Total	**100%**	**$10,001+**	**100%**	**$1,235,000+**

+These figures are rounded to the nearest whole dollar.

*In addition to the eight and one-half percent (8.5%) cash commission on cash proceeds received in the Offering, the Intermediary and its affiliates will also receive a one-time $17,500 payment and a $2,000 monthly fee for the use of the platform. Additionally, this figure excludes fees to Company's advisors, such as attorneys and accountants. Lastly, the Company will charge each Investor an Investor Processing Fee of three percent (3%), with a maximum fee of $750, which is included in the table above as part of amounts raised in the Offering.

The identified uses of proceeds above are subject to change at the sole direction of the officers and directors based on the business needs of the Company.

Set forth below are reasonably specific descriptions of how we intend to use the net proceeds of this Offering for any category in excess of ten percent (10%) in the table above intended to assist you in understanding how the offering proceeds will be used.

(1) We will allocate a significant portion of the proceeds toward expanding our engineering team and enhancing the platform. This includes hiring a product manager and two full-stack engineers to improve scalability, reliability, and integrations with third-party systems. Funds will also support hosting, data security, and ongoing updates to keep the product innovative and competitive.

(2) A portion of the proceeds will be used to grow our sales and marketing efforts. We plan to add team members focused on outreach, partnerships, and customer acquisition, along with targeted digital campaigns to increase brand awareness and accelerate revenue growth.

(3) We will invest in building out the Company's operational backbone. This includes hiring administrative support, expanding office resources, and covering day-to-day expenses such as salaries, rent, travel, and general overhead to sustain our growth.

Disqualification

Neither the Company nor its controlling persons, are subject to any bad actor disqualifications under any relevant U.S. securities laws.

Neither the Company nor its controlling persons, are subject to any matters that would have triggered disqualification but occurred prior to May 16, 2016.

Compliance Failure

The Company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Tax Matters

EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH HIS OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE INVESTOR OF THE PURCHASE, OWNERSHIP AND SALE OF THE COMPANY'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

In addition to the restrictions pursuant to Regulation CF, Investors have additional contractual restrictions on being able to transfer the securities purchased in this Offering. The restrictions require the Company's approval before any transfer may be made.

OTHER INFORMATION

Bad Actor Disclosure

Neither the Company nor the Co-Issuer, nor their controlling persons, are subject to any bad actor disqualifications under any relevant U.S. securities laws.

Neither the Company nor the Co-Issuer, nor their controlling persons, are subject to any matters that would have triggered disqualification but occurred prior to May 16, 2016.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website, no later than 120-days after the Company's fiscal year end. The annual reports will be updated on the Company's website www.GrubDial.Ai.

The Company must continue to comply with the ongoing reporting requirements until:

(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the 1933 Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the Company liquidates or dissolves its business in accordance with state law.

Neither the Company nor any of its predecessors (if any) previously failed to comply with the ongoing reporting requirements of Regulation CF.

INVESTMENT PROCESS

Investment Confirmation Process
In order to purchase the Securities, you must make a commitment to purchase by completing the subscription process hosted by the Intermediary at www.invest.grubdial.ai, including complying with the Intermediary's know your customer (KYC) and anti-money laundering (AML) policies. If an Investor makes an investment commitment under a name that is not their legal name, they may be unable to redeem their Security indefinitely, and neither the Intermediary nor the Company are required to correct any errors or omissions made by the Investor.

Investor funds will be held in escrow with the Escrow Agent until the Target Offering Amount has been met or exceeded and one or more closings occur. Investors may cancel an investment commitment until up to 48 hours prior to the Target Date, or such earlier time as the Company designates pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary. If an Investor does not cancel an investment commitment before the 48-hour period prior to the Target Date, the funds will be released to the Issuer upon closing of the Offering and the Investor will receive the Securities in exchange for his or her investment.

The Company will notify Investors when the Target Offering Amount has been reached. If the Company reaches the Target Offering Amount prior to the Target Date, it may close the Offering early provided (i) the expedited Target Date must be twenty-one (21) days from the time the Offering opened, (ii) the Company must provide at least five (5) business days' notice prior to the expedited Target Date to the Investors and (iii) the Company continues to meet or exceed the Target Offering Amount on the date of the expedited Target Date.

Rolling and Early Closings: The Company may elect to undertake rolling closings, or an early closing after it has received investment interests for its Target Offering Amount. During a rolling closing, those investors that have committed funds will be provided five days' notice prior to acceptance of their subscriptions, release of funds to the Company, and issuance of securities to the investors. During this time, the Company may continue soliciting investors and receiving additional investment commitments. Investors should note that if investors have already received their Securities, they will not be required to reconfirm upon the filing of a material amendment to the Form C/A. In an early closing, the Offering will terminate upon the new target date ("Revised Target Date"), which must be at least five days from the date of the notice.

Investment Cancellations: Investors will have up to 48 hours prior to the Target Date or Revised Target Date, whichever is earlier to change their minds and cancel their investment commitments for any reason. Once the date is within 48 hours of the earlier of the two dates, Investors will not be able to cancel for any reason, even if they make a commitment during this period, and Investors will receive their securities from the Issuer in exchange for their investment.

Notifications: Investors will receive periodic notifications regarding certain events pertaining to this Offering, such as the Company reaching its Target Offering Amount, the Company making an early closing, the Company making material changes to its Form C/A, and the Offering closing at its Target Date.

Material Changes: Material changes to an offering include but are not limited to:
A change in Target Offering Amount, change in security price, change in management, among other matters. If Company makes a material change to the Offering terms or other information disclosed, including a change to the Target Date, or Revised Target Date, Investors will be given five business days to reconfirm their investment commitment. If Investors do not reconfirm, their investment will be canceled, and the funds will be returned.

This Form C/A is a material amendment to extend the Offering Deadline to June 30, 2026.

Investor Limitations

Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $124,000, then during any 12-month period, they can invest up to the greater of either $2,500 or 5% of the greater of their annual income or Net worth. If both their annual income and net worth are equal to or more than $124,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $124,000. If the investor is an "accredited investor" as defined under Rule 501 of Regulation D under the Securities Act, as amended, no investment limits apply.

Updates

Updates on the Company's progress towards reaching its Target Offering Amount will be filed with the SEC on Form C-U.

<u>ADDITIONAL INFORMATION</u>

The summaries of, and references to, various documents in this Form C/A do not purport to be complete and in each instance reference should be made to the copy of such document which is either an appendix to this Form C/A or which will be made available to Investors and their professional advisors upon request.

Prior to making an investment decision regarding the Securities described herein, prospective Investors should carefully review and consider this entire Form C/A. The Company is prepared to furnish, upon request, a copy of the forms of any documents referenced in this Form C/A. The Company's representatives will be available to discuss with prospective Investors and their representatives and advisors, if any, any matter set forth in this Form C/A or any other matter relating to the Securities described in this Form C/A, so that prospective Investors and their representatives and advisors, if any, may have available to them all information, financial and otherwise, necessary to formulate a well-informed investment decision. Additional information and materials concerning the Company will be made available to prospective Investors and their representatives and advisors, if any, at a mutually convenient location upon reasonable request.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C/A and has duly caused this Form C/A to be signed on its behalf by the duly authorized undersigned.

GrubDial, Inc.
(Issuer)

By:/s/ Kalpesh Shethia
(Signature)

Kalpesh Shethia
(Name)

Chief Executive Officer
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C/A has been signed by the following persons in the capacities and on the dates indicated.

/s/ Kalpesh Shethia
(Signature)

Kalpesh Shethia
(Name)

Director
(Title)

April 29, 2026
(Date)

Instructions.

1.	The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.	The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT B

ISSUER FINANCIAL STATEMENTS AND CO-ISSUER FINANCIAL STATEMENTS

GrubDial Inc.

(a Delaware Corporation)

Audited Financial Statements

As of the year ended December 31, 2024

Audited by



Alice.CPA LLC
A New Jersey CPA Company

Financial Statements

GrubDial Inc.

Table of Contents





Alice CPA

Independent Auditor's Report

December 16, 2025
To the Board of Directors and Management of Grubdial Inc.
Princeton, New Jersey

Report on the Audit of the Financial Statements

Opinion

We have audited the accompanying standalone financial statements of Grubdial Inc., which comprise the balance sheet as of December 31, 2024, and the related statements of income, changes in equity, and cash flows for the years then ended, and the related notes to the financial statements.

In our opinion, the standalone financial statements referred to above present fairly, in all material respects, the financial position of Grubdial Inc. as of December 31, 2024, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of Grubdial Inc. and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the standalone financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of standalone financial statements that are free from material misstatement, whether due to fraud or error. In preparing the standalone financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about Grubdial Inc.'s ability to continue as a going concern for one year after the date that the financial statements are available to be issued.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the standalone financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

As part of an audit in accordance with generally accepted auditing standards, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:







- Identify and assess the risks of material misstatement of the standalone financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Grubdial Inc.'s internal control.
- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the standalone financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about Grubdial Inc.'s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies or material weaknesses in internal control that we identify during our audit.

Alice·CPA LLC

Alice.CPA LLC
Robbinsville, New Jersey
December 16, 2025



GrubDial Inc.
BALANCE SHEET
December 31, 2024
(Audited)

ASSETS	2024
Current Assets	
Cash and cash equivalents	$ -
Total Current Assets	-
Total Assets	$ -
LIABILITIES AND SHAREHOLDER'S EQUITY	
Current Liabilities	
Accounts payable	$ -
Total Current Liabilities	-
Long-Term Liabilities	
Loans payable, related party, long-term	20,496
Total Long-Term Liabilities	20,496
Total Liabilities	20,496
Shareholder's Equity	
Common stock, 0.00001 par value; 10,000,000 shares authorized; 0 common stock issued and outstanding as of December 31, 2024	-
Additional paid-in capital	1,000
Retained earnings/ (Accumulated deficit)	(21,496)
Total Shareholder's Equity	(20,496)
Total Liabilities and Shareholder's Equity	$ -

The accompanying footnotes are an integral part of these financial statements.

GrubDial Inc.
INCOME STATEMENT
For the Year Ended December 31, 2024
(Audited)

	2024
Revenues	$ -
Operating Expenses	
General and administrative	20,453
Professional services	1,043
Total Operating Expenses	**21,496**
Other Income/ (Expense)	
Interest expense	-
Total Other Income/ (Expense)	**-**
Net Income (Loss)	**$ (21,496)**

The accompanying footnotes are an integral part of these financial statements.

GrubDial Inc.
STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY
For the Year Ended December 31, 2024
(Audited)

	Common stock		Additional paid-in capital	Retained earnings/ (Accumulated Deficit)	Total shareholder's equity
	Shares	Value ($ par)			
Balance as of November 12, 2024 ("Inception")	-	$ -	$ -	$ -	$ -
Capital contribution	-	-	1,000	-	1,000
Net loss	-	-	-	(21,496)	(21,496)
Balance as of December 31, 2024	-	$ -	$ 1,000	$ (21,496)	$ (20,496)

The accompanying footnotes are an integral part of these financial statements.

GrubDial Inc.
STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2024
(Audited)

	2024
Cash Flows from Operating Activities	
Net Income (Loss)	$ (21,496)
Adjustments to reconcile net income (loss) to net cash provided by operations:	
Changes in operating assets and liabilities:	
Accounts payable	-
Net cash used in operating activities	(21,496)
Cash Flows from Financing Activities	
Proceeds from loans payable, related party	20,496
Capital contribution	1,000
Net cash provided by financing activities	21,496
Net change in cash and cash equivalents	-
Cash and cash equivalents at beginning of period	-
Cash and cash equivalents at end of period	$ -
Supplemental information	
Interest paid	$ -
Income taxes paid	$ -

The accompanying footnotes are an integral part of these financial statements.

GrubDial Inc.
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2024
(AUDITED)

NOTE 1 – NATURE OF OPERATIONS

GrubDial, Inc. ("the Company") was incorporated in the State of Delaware on November 12, 2024. The Company is engaged in the development of a technology-based platform designed to enhance food ordering, delivery coordination, and restaurant workflow efficiency. The Company's headquarter is in Princeton, New Jersey.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). Any reference in these notes to applicable guidance is meant to refer to U.S. GAAP as found in the Accounting Standards Codification ("ASC") and Accounting Standards Updates ("ASU") of the Financial Accounting Standards Board ("FASB").

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and notes thereto. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Risks and Uncertainties

The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Fair Value Measurements

US GAAP defines fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):

- Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.
- Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets

GrubDial Inc.
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2024
(AUDITED)

and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.

- Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

There were no assets or liabilities requiring fair value measurement as of December 31, 2024.

Revenue Recognition

The Company has not commenced revenue-generating operations as of December 31, 2024 and therefore recognized no revenue during the period. The Company will apply ASC 606, Revenue from Contracts with Customers, upon initiating operations and will recognize revenue when control of promised services is transferred to customers in an amount that reflects the consideration expected to be received.

Income Taxes

The Company accounts for income taxes under the asset and liability method, as required by ASC 740, *Income Taxes*. Under this method, deferred income tax assets and liabilities are recognized for the expected future tax consequences of temporary differences between the financial reporting and tax bases of assets and liabilities, and for net operating loss ("NOL") and tax credit carryforwards. Income taxes are provided for the tax effects of transactions reporting in the financial statements and consist of currently due taxes plus deferred taxes related primarily to differences between the basis of inventory, property and equipment, and accrued liabilities for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

As of December 31, 2024, the Company had no provision for federal or state income taxes due to operating losses for the year. The Company has not recognized any deferred tax assets related to these losses, as the realization of such assets is not considered more likely than not at this time.

The Company has evaluated its tax positions under ASC 740-10 and concluded that there are no material uncertain tax positions as of December 31, 2024. The Company does not anticipate any significant changes to uncertain tax positions within the next 12 months.

Recent Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

NOTE 3 – LOANS PAYABLE, RELATED PARTY, LONG-TERM

As of December 31, 2024, the Company had an outstanding balance of $20,496 related to a non-interest-bearing promissory note issued to a shareholder on December 16, 2024. The note has a maximum commitment of $150,000; however, only $20,496 had been advanced to the Company as of the reporting date, primarily through the shareholder directly paying certain Company expenses.

GrubDial Inc.
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2024
(AUDITED)

The promissory note bears no interest, is payable on December 31, 2027, and may be prepaid at any time without penalty. Amounts under the note are recognized as a liability only to the extent that funds are advanced or expenses are paid on behalf of the Company.

Accordingly, the balances are presented as noncurrent related-party liabilities in the accompanying financial statements.

NOTE 4 – INCOME TAXES

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that all or some portion of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax-planning strategies in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, management believes it is more likely than not that the Company will not realize the benefits of these deductible differences as of December 31, 2024. Accordingly, the deferred tax assets have been reduced by a valuation allowance. The amount of the deferred tax assets considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carryforward period are reduced.

NOTE 5 – EQUITY

Common Stock

As of December 31, 2024, the Company was authorized to issue 10,000,000 shares of common stock at $0.00001 par value. As of December 31, 2024, there was no shares of common stock issued and outstanding.

NOTE 6 – COMMITMENTS AND CONTINGENCIES

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company as of December 31, 2024.

NOTE 7 – LIQUIDITY AND GOING CONCERN CONSIDERATIONS

The Company's financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the settlement of liabilities and commitments in the normal course of business. The Company sustained a net loss of approximately $21,496 for the year ended December 31, 2024 and has an accumulated deficit of approximately $21,496 as of December 31, 2024. These conditions raise substantial doubt about the Company's ability to continue as a going concern.

To address these uncertainties, management is developing several plans intended to improve liquidity and finance future operations. As part of these plans, the Company is preparing to conduct an offering under Regulation Crowdfunding (Reg CF) through a funding portal. Under the anticipated offering terms, the Company expects to seek to raise a minimum of $50,000 and up to a maximum of $5,000,000, through the issuance of common stock at $2.00 per share, with a minimum investment of $250. If executed, management intends to use the proceeds primarily for

GrubDial Inc.
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2024
(AUDITED)

working capital, product development, and marketing activities. As of December 31, 2024, the crowdfunding initiative is in the planning stage only, and no funds have been raised.

The accompanying financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

NOTE 8 – SUBSEQUENT EVENTS

Founder Stock Issuance and Intellectual Property Assignment Agreement

On January 4, 2025, the Company executed a Founder Stock Issuance and Intellectual Property Assignment Agreement with its founder. Under the agreement, the Company issued 8,000,000 shares of Common Stock to the founder in exchange for cash consideration and the assignment of all intellectual property, software code, trade secrets, and related proprietary assets previously developed by the founder and associated with the Company's business. The agreement also provides for the assignment of all future intellectual property developed by the founder in connection with the Company.

Amended and Restated Certificate of Incorporation

On November 7, 2025, the Company's Board of Directors and stockholders approved and filed an Amended and Restated Certificate of Incorporation with the State of Delaware. The amended charter authorizes a total of 12,000,000 shares of capital stock, consisting of 8,000,000 shares of Class A Common Stock, 4,000,000 shares of Class B Common Stock, and 4,000,000 shares of Preferred Stock, and includes updated voting, conversion, and governance provisions applicable to these classes of stock.

Crowdfunding Offering

The Company initiated plans to raise additional capital through a crowdfunding offering, which is expected to be conducted under Regulation Crowdfunding (Reg CF). As part of the planned raise, the Company intends to issue Common Stock at a price of $2.00 per share, with a minimum investment amount of $250, a target offering amount of $50,000, and a maximum aggregate offering amount of $5,000,000.

Management's Evaluation

Management has evaluated subsequent events through December 16, 2025, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.

Grubdial Investors SPV LLC

(a Delaware Limited Liability Company)

Audited Financial Statements

For the date of inception October 9, 2025

Audited by



Alice.CPA LLC

A New Jersey CPA Company

Financial Statements

Grubdial Investors SPV LLC

Table of Contents





Alice CPA

Independent Auditor's Report

December 16, 2025
To the Board of Directors and Management of Grubdial Investors SPV LLC
Princeton, New Jersey

Report on the Audit of the Financial Statements

Opinion

We have audited the accompanying standalone financial statements of Grubdial Investors SPV LLC, which comprise the balance sheet as of the date of inception October 9, 2025, and the related statements of income, changes in equity, and cash flows for the date then ended, and the related notes to the financial statements.

In our opinion, the standalone financial statements referred to above present fairly, in all material respects, the financial position of Grubdial Investors SPV LLC as of the date of inception October 9, 2025, and the results of its operations and its cash flows for the date then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of Grubdial Investors SPV LLC and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the standalone financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of standalone financial statements that are free from material misstatement, whether due to fraud or error. In preparing the standalone financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about Grubdial Investors SPV LLC's ability to continue as a going concern for one year after the date that the financial statements are available to be issued.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the standalone financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.







As part of an audit in accordance with generally accepted auditing standards, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

- Identify and assess the risks of material misstatement of the standalone financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Grubdial Investors SPV LLC's internal control.
- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the standalone financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about Grubdial Investors SPV LLC's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies or material weaknesses in internal control that we identify during our audit.

Alice·CPA LLC

Alice.CPA LLC
Robbinsville, New Jersey
December 16, 2025



GRUBDIAL INVESTORS SPV LLC
BALANCE SHEET
As of October 9, 2025 (date of inception)
(Audited)

ASSETS

Current Assets		
Cash and cash equivalents	$	-
Total Current Assets		-
Total Assets	$	-

LIABILITIES AND MEMBER'S EQUITY

Current Liabilities		
Accounts payable	$	-
Total Current Liabilities		-
Total Liabilities		-
Member's Equity (Deficit)		-
Total Member's Equity		-
Total Liabilities and Member's Equity	$	-

The accompanying footnotes are an integral part of these financial statements.

GRUBDIAL INVESTORS SPV LLC
INCOME STATEMENT
As of October 9, 2025 (date of inception)
(Audited)

Revenues	$	-
Operating Expenses		
Advertising and marketing		-
General and administrative		-
Salaries and wages		-
Depreciation and amortization		-
Total Operating Expenses		-
Net Income (Loss)	$	-

The accompanying footnotes are an integral part of these financial statements.

GRUBDIAL INVESTORS SPV LLC
STATEMENT OF CHANGES IN MEMBERS' EQUITY
As of October 9, 2025 (date of inception)
(Audited)

	Members' Contributions		Retained Earnings/ (Accumulated Deficit)		Total Members' Equity	
Beginning Balance	$	-	$	-	$	-
Members' contributions		-		-		-
Net loss		-		-		-
Balance as of October 9, 2025	$	-	$	-	$	-

The accompanying footnotes are an integral part of these financial statements.

GRUBDIAL INVESTORS SPV LLC
STATEMENT OF CASH FLOWS
As of October 9, 2025 (date of inception)
(Audited)

Cash Flows from Operating Activities		
Net Income (Loss)	$	-
Adjustments to reconcile net income (loss) to net cash provided by operations:		
Depreciation and amortization		-
Changes in operating assets and liabilities:		
Accounts payable		-
Net cash provided by (used in) operating activities		-
Cash Flows from Investing Activities		
Net cash used in investing activities		-
Cash Flows from Financing Activities		
Member contribution		-
Net cash used in financing activities		-
Net change in cash and cash equivalents		-
Cash and cash equivalents at beginning of year		-
Cash and cash equivalents at end of year	$	-
Supplemental information		
Interest paid	$	-
Income taxes paid	$	-

The accompanying footnotes are an integral part of these financial statements.

GRUBDIAL INVESTORS SPV LLC
NOTES TO FINANCIAL STATEMENTS
AS OF OCTOBER 9, 2025 (INCEPTION)
(AUDITED)

NOTE 1 – NATURE OF OPERATIONS

Grubdial Investors SPV LLC (the "Company") was formed on October 9, 2025 under the laws of the State of Delaware. The Company will undertake the limited purpose of acting as a crowdfunding vehicle of acquiring, holding, and disposing of securities issued by Grubdial Inc. (the "Crowdfunding Issuer" in the upcoming crowdfunding campaign), which will also serve as the Manager of the Company (see Note 6).

All expenses incurred by the Company for the formation, operation, or winding up of the Company shall be paid by the Crowdfunding Issuer, or the Crowdfunding Issuer shall reimburse the Company for any such expenses paid by the Company. Further, any expenses incurred by the Company for its operations pursuant to its purpose shall be paid solely by the Crowdfunding Issuer.

NOTE 2 – GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company was recently formed and has limited financial resources to continue its operations. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time.

The Company's ability to continue as a going concern for the next twelve months is dependent upon its ability to generate capital financing to perform its intended operations. No assurance can be given that the Company will be successful in these efforts. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amount and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

NOTE 3 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). Any reference in these notes to applicable guidance is meant to refer to U.S. GAAP as found in the Accounting Standards Codification ("ASC") and Accounting Standards Updates ("ASU") of the Financial Accounting Standards Board ("FASB").

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and footnotes thereto. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Significant estimates used in the preparation of the accompanying financial statements include recording of depreciation and amortization and the collectible valuation of accounts receivable.

Risks and Uncertainties

GRUBDIAL INVESTORS SPV LLC
NOTES TO FINANCIAL STATEMENTS
AS OF OCTOBER 9, 2025 (INCEPTION)
(AUDITED)

The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Cash and Cash Equivalents

The Company considers short-term, highly liquid investments with original maturities of three months or less at the time of purchase to be cash equivalents. The Company does not yet have any bank accounts.

Fair Value Measurements

US GAAP defines fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):
- Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.
- Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.
- Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

There were no assets or liabilities requiring fair value measurement as of November 12, 2024 (inception).

Income Taxes

The Company uses the liability method of accounting for income taxes as set forth in ASC 740, "Income Taxes". Under the liability method, deferred taxes are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse. A valuation allowance is recorded when the effect during the years in which the basis differences reverse. A valuation allowance is recorded when it is unlikely that the deferred tax assets will be realized.

The Company assesses its income tax positions and records tax benefits for all years subject to examination based upon its evaluation of the facts, circumstances and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, our policy is to record the largest amount of tax

GRUBDIAL INVESTORS SPV LLC
NOTES TO FINANCIAL STATEMENTS
AS OF OCTOBER 9, 2025 (INCEPTION)
(AUDITED)

benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements. The Company has determined that there are no material uncertain tax positions.

The Company accounts for income taxes with the recognition of estimated income taxes payable or refundable on income tax returns for the current period and for the estimated future tax effect attributable to temporary differences and carryforwards. Measurement of deferred income items is based on enacted tax laws including tax rates, with the measurement of deferred income tax assets being reduced by available tax benefits not expected to be realized in the immediate future.

The Company has evaluated its income tax positions and has determined that it does not have any uncertain tax positions. The Company will recognize interest and penalties related to any uncertain tax positions through its income tax expense.

The Company may in the future become subject to federal, state, and local income taxation though it has not been since its inception, other than minimum state tax. The Company is not presently subject to any income tax audit in any taxing jurisdiction.

Revenue Recognition

ASC Topic 606, "Revenue from Contracts with Customers" establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity's contracts to provide goods or services to customers.

Revenues are recognized when control of the promised goods or services are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements: 1) identify the contract with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to performance obligations in the contract; and 5) recognize revenue as the performance obligation is satisfied.

No revenue has been earned or recognized as of October 9, 2025 (inception).

Organizational Costs

In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fee, and costs of incorporation, are expensed as incurred.

Recent Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

NOTE 4 – EQUITY

GRUBDIAL INVESTORS SPV LLC
NOTES TO FINANCIAL STATEMENTS
AS OF OCTOBER 9, 2025 (INCEPTION)
(AUDITED)

The Company will undertake the limited purpose of acquiring, holding, and disposing of securities (the "Securities") issued by Grubdial Inc., a Delaware corporation (the "Crowdfunding Issuer"), which will also serve as the Manager of the Company (see Note 6).

The debts, obligations, and liabilities of the Company, whether arising in contract, tort, or otherwise, are solely the debts, obligations, and liabilities of the Company, and no member of the Company is obligated personally for any such debt, obligation, or liability.

Pursuant to the Company's operating agreement, no member of the Company has the ability to withdraw any part of a membership contribution as a member prior to dissolution and winding up of the Company.

NOTE 5 – COMMITMENTS AND CONTINGENCIES

The Company may be subject to pending legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the outcome, if any, arising out of any such matter will have a material adverse effect on its business, financial condition or results of operations.

NOTE 6 – SUBSEQUENT EVENTS

Limited Liability Company Agreement

On October 9, 2025, the Company entered into a Limited Liability Company Agreement with Grubdial Inc., wherein the Company will serve as a "crowdfunding vehicle" with the limited purpose of acquiring, holding, and disposing of securities issued by Grubdial Inc. ("Crowdfunding Issuer") which will also serve as the Manager of the Company. The business, property, and affairs of the Company shall be managed by the Manager.

All expenses incurred by the Company for the formation, operation, or winding up shall be paid by the Crowdfunding Issuer, or the Crowdfunding Issuer shall reimburse the Company for any such expenses paid by the Company.

Crowdfunded Offering

The Company is conducting a Regulation Crowdfunding offering (the "Crowdfunded Offering") to raise a minimum of $50,000 and up to a maximum of $5,000,000. The Company must receive commitments from investors totaling the minimum amount by the offering deadline listed in the Form C, as amended in order to receive any funds.

Management's Evaluation

Management has evaluated subsequent events through December 16, 2025, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.

EXHIBIT C

PDF OF CAMPAIGN LANDING PAGE

GrubDial

Invest in GrubDial

AI-Powered Restaurant Assistant

Everyone chased delivery apps. We fixed the phone.

GrubDial's AI answers every call, takes the order, processes payment, and sends it straight to your kitchen—no employee required, no 25% fees.

Invest in Grubdial →

1000+
Restaurants

99.3%
Accuracy

24/7
Available

View Form C >

View all filings >

Investor Education >


AI order demo

Highlights

- **Everyday problem** — Restaurants struggle with missed calls and junk calls every day. Staff shortages make it worse.

- **Clear solution** — AI accepts food orders over phone calls, text, and WhatsApp, takes payment, and sends orders to POS/kitchen. No humans needed.

- **No app for guests** — Frictionless for the customer; familiar for operators.

- **Operator-aligned model** — 5% per order (vs ~25% for delivery apps), $499 refundable onboarding (after 90 days), no monthly fee.

- **Fast setup, no commitment** — Typical install in two weeks; POS or kitchen-printer mode.

- **Early traction** — 1,000+ restaurants signed up for trials; multiple live locations across cuisines.

- **Large market** — Food ordering is a huge business. Phones are still one of the most common ways customers order.

- **Built into existing systems** — Learns menus, remembers callers, and gets smarter with every order. Hard to replace.

- **Experienced team** — 15-year restaurant & payments-tech founder plus expert voice AI leadership.

- **Accessible raise** — Public Reg-CF campaign; review materials, risks, and decide for yourself.

GrubDial

Price per share	**$2.00**
Minimum investment	**$300**
Investor Processing fee	**3.55%**
Valuation	**2M**

View Form C →

View all filings →

Invest Now

Here's How It Works:


As an ex-restauranteur
I know exactly how hard it is

1. Customer calls or texts your restaurant number (the same one you'vealways had or forward to new one)
2. GrubDial's AI answers immediately -greets them by name if they're arepeat customer, takes their order conversationally
3. The AI confirms the order, suggests add-ons ("Want to add a side of garlicknots for $4?"), and processes payment securely
4. Order goes straight to your POS system or kitchen printer -just like itcame from your online ordering or delivery tablet
Your staff never touches the phone. The order is already paid, already in thesystem, and already printing in the kitchen.

Grubdial


THE PHONE:
RESTAURANT'S WEAKEST LINK
LONG HOLDS
Lunch rush overload → callers hang up
MISHEARD ORDERS
Noisy kitchens = wrong items + remakes
LOST TICKETS
Slips disappear → revenue vanishes
Missed Calls = Missed Revenue
Older guests still prefer the phone

Lunch-rush chaos makes the restaurant phone the weakest link: callers get put on hold, orders are misheard, tickets go missing, and revenue slips away. Yet in many markets—and especially with older guests—the phone is still the preferred way to order. Phone ordering remains a meaningful channel inside a multi-trillion-dollar food ordering landscape, and the real prize isn't launching another trendy app, it's capturing the orders already trying to reach the restaurant.


PHONE ORDERING IS STILL A MULTI-BILLION-DOLLAR CHANNEL *
The opportunity isn't another app — it's capturing callers already trying to reach the restaurant.
WHY GRUBDIAL WORKS NOW
AI takes the call like your best host
Confirms items & modifiers
Sends orders straight to POS/kitchen
Phone orders
Pizza • Sushi • Burgers • Asian • Mexican • Cafes

*Source: https://introspectivemarketresearch.com/reports/online-food-ordering-market/
Grubdial solves this by acting as an AI "front-of-house" that answers the phone like your best host, confirms items and modifiers, handles payments, and sends orders straight to the kitchen or POS—plus it's reachable by text and WhatsApp on the same number. This is possible now because voice AI accuracy and telephony tooling have finally matured, while operators are squeezed by staffing gaps and delivery-app fees.


TECH HAS FINALLY CAUGHT UP
99% Voice AI Accuracy
Natural conversation even in loud kitchens.
Telephony Maturity
Call routing, SMS + WhatsApp on the same number.
Operator Pain Is High
Staffing gaps + app fees = urgent need.
EACH CALL MAKES GRUBDIAL SMARTER
Repeat Caller Memory · POS + Printer Integrations · Menu Graph Intelligence

By owning the phone line, Grubdial builds repeat-caller memory and intent data; integrations

By owning the phone line, Grubdial builds repeat-caller memory and intent data; integrations expand coverage across POS systems and printers; and its menu graph compounds knowledge across cuisines and locations. Read the full campaign to see how this advantage scales.



FAST SETUP → FAST ROI
MENU
AI
1.Signup
2.POS Integration
3.Menu Sync
4. Go Live
Signup to Live Orders in JUST 1 WEEK

Traction



1,000+ restaurants signed up for trials
1,000+

Grubdial is already seeing strong traction: over 1,000 restaurants have signed up for trials, with live locations operating across multiple cuisines. Most sites are fully set up in about a week, including POS and kitchen-printer workflows, and operator feedback is actively shaping product loops around upsells, order accuracy, and smoother hand-offs to the kitchen. See Traction Details for current metrics, live logos, and the latest updates.

Business Model



A BUSINESS MODEL BUILT FOR RESTAURANTS
Aligned incentives • Low friction • Scales with operators
PRICING THAT MAKES SENSE
5% Per-Order Fee
30-Day Free Trial
No Monthly SaaS Fees
POS + Payments Integrated
SCALES NATURALLY WITH OPERATORS
Revenue grows with call volume & ticket size
Costs optimized across telephony • AI inference • payments
Multi-store chains → strong expansion leverage
LONG-TERM ADVANTAGE
Upsell Intelligence=Sends higher-margin items reliably
Deeper POS Integrations- More coverage = more usage
Network Effects- Better menus • better routing • smarter ordering

Grubdial's business model is designed to align tightly with restaurant value: we charge a per-order fee of around 5% (versus ~25% for many delivery apps), plus a one-time $499 onboarding fee after a 30-day free period to reduce adoption friction. There's no monthly SaaS fee and no long-term contracts, lowering barriers for busy operators. Revenue per location scales naturally with call volume and ticket size, while costs are managed across telephony, AI inference, and payments. Over time, growth comes from multi-store chains, upsell intelligence, and deeper POS integrations—building a larger, more efficient network. Invest in GrubDial Today.

Orders via WhatsApp & Text

📱 WhatsApp Flow

💬 SMS Flow

Let guests place orders the way they already chat. Your AI handles WhatsApp and SMS conversations, confirms items and modifiers, and sends orders to your POS the same way it does for phone calls.

✓ WhatsApp ordering with quick replies and rich menu prompts

✓ SMS ordering for customers who prefer plain text

✓ Payment links over chat; receipts auto-sent

✓ Opt-in and unsubscribe flow aligned with carrier policies

✓ Unified queue with voice orders to prevent double-firing

> you like to add any drinks or sides to your order?

> Yes, I'll have a Coke and garlic bread
> 10:32 AM

> Perfect! Your order includes: • 1x Margherita Pizza • 1x Coke • 1x Garlic Bread Total: $18.99 Would you like to

> Your order: - Margherita Pizza ($12.99) - Coke ($2.00) - Garlic Bread Reply CONFIRM to place order.

CONFIRM

> Thank you! Your order #12345 has been placed. Estimated delivery time: 30-40 minutes.

📱 +1 (555) 123-4567

Powerful Features for Modern Restaurants

AI-powered solutions to handle customer interactions seamlessly and boost your restaurant's efficiency



24/7 Phone Orders

AI instantly answers calls, takes orders, and processes payments anytime, day or night.



Multi-Channel Support

Seamlessly handle orders from phone, WhatsApp, and SMS through a single AI-powered system.



POS Integration

Directly connects with major POS systems to automatically sync orders and streamline operations.



Instant Response

No more missed calls or long wait times. AI handles every customer interaction immediately.



Secure Payments

PCI-compliant payment processing ensures all transactions are secure and protected.



Smart Upselling

AI intelligently recommends additional items to increase order value and enhance customer experience.

Loved by Restaurant Owners * *

See why hundreds of restaurants trust GrubDial AI













"GrubDial paid for itself in just ten days. It's been a complete game-changer for our pizza place. We're handling more orders with fewer staff members, and our customers love the convenience."

MR **Maria Rodriguez**
Owner, Bella Vista Pizza

"The accuracy of GrubDial's AI is incredible. It's actually more accurate than our human employees at taking orders. We've seen a significant increase in customer satisfaction since implementing this system."

JC **James Chen**
Manager, Dragon Palace

"We've reduced our labor costs by 24% while increasing revenue by 18%. GrubDial handles our peak hours effortlessly, taking multiple orders simultaneously without mistakes. It's transformed our operations."

ST **Sarah Thompson**
Owner, Urban Eats

Our Team



Kalpesh Shethia

Founder & CEO

Kalpesh spent 15 years in restaurant tech, running payments and POS companies that served hundreds of operators. He built GrubDial to solve the phone order problem he saw impacting them daily.



Ivan Streltsov

Full Stack Developer
Ivan was part of the engineering team that helped build Apple's Siri project. Today, he's building the conversational AI that answers phone calls for restaurants across the country — accurately, reliably, and at scale.

Maxim Ved

CTO
Maxim leads our platform architecture and oversees all system integrations. He ensures GrubDial connects seamlessly with the restaurant technology operators already rely on.

Eugene K

AI & Voice Engineer
Eugene is responsible for making the "audio magic" happen at GrubDial. He designs the systems that help AI sound natural, respond intelligently, and feel like a real human conversation.

Investment Terms

Offering

Regulation Crowdfunding (Reg-CF)

Security

Class B Common Stock

Price/Valuation

$2.00 per unit / Valuation cap if applicable

Min. Investment

$300 Min

Limited Opportunity

Public Reg-CF Offering Is Live

If our wedge makes sense to you — **owning the phone line where orders already originate** — review our materials and risk factors, then consider investing.

Invest in Grubdial (Reg-CF)   **Read Offering & Risks**

Frequently Asked Questions

Mandatory Investor Education – Regulation Crowdfunding

1	Why invest in startups?	+
2	How much can I invest?	+
3	How do I calculate my net worth?	+
4	What are the tax implications of an equity crowdfunding investment?	+
5	Who can invest in a Regulation CF Offering?	+
6	What do I need to know about early-stage investing? Are these investments risky?	+
7	When will I get my investment back?	+
8	Can I sell my shares?	+
9	Exceptions to limitations on selling shares during the one-year lockup period:	+
10	What happens if a company does not reach their funding target?	+
11	How can I learn more about a company's offering?	+
12	What if I change my mind about investing?	+
13	How do I keep up with how the company is doing?	+

14 What relationship does the company have with DealMaker Securities? +

Ready to Invest?

Invest Now

* * The testimonials presented are the opinions of the individuals providing them. They may not represent the experience of all clients or investors and are not a guarantee of future performance or success.

No compensation was provided for these testimonials unless explicitly stated
Source: https://introspectivemarketresearch.com/reports/online-food-ordering-market/



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Equity crowdfunding investments in private placements, and start-up investments in particular, are speculative and involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest in start-ups. Companies seeking startup investment through equity crowdfunding tend to be in earlier stages of development and their business model, products and services may not yet be fully developed, operational or tested in the public marketplace. There is no guarantee that the stated valuation and other terms are accurate or in agreement with the market or industry valuations. Further, investors may receive illiquid and/or restricted stock that may be subject to holding period requirements and/or liquidity concerns.
Forward looking statements were included here that the Company believesto be accurate given the current information. They involve known and unknown risks, uncertainties and other important factors which if changed may affect the outcome(s).

DealMaker Securities LLC, a registered broker-dealer, and member of FINRA | SIPC, located at 30 East 23rd Street, 2nd Floor, NY, NY 10010, is the Intermediary for this offering and is not an affiliate of or connected with the Issuer. Please check our background on FINRA's BrokerCheck.
DealMaker Securities LLC does not make investment recommendations.
DealMaker Securities LLC is NOT placing or selling these securities on behalf of the Issuer.
DealMaker Securities LLC is NOT soliciting this investment or making any recommendations by collecting, reviewing, and processing an Investor's documentation for this investment.
DealMaker Securities LLC conducts Anti-Money Laundering, Identity and Bad Actor Disqualification reviews of the Issuer, and confirms they are a registered business in good standing.
DealMaker Securities LLC is NOT vetting or approving the information provided by the Issuer or the Issuer itself.

Contact information is provided for Investors to make inquiries and requests to DealMaker Securities LLC regarding Regulation CF in general, or the status of such investor's submitted documentation, specifically. DealMaker Securities LLC may direct Investors to specific sections of the Offering Circular to locate information or answers to their inquiry but does not opine or provide guidance on issuer related matters.

EXHIBIT D

SUBSCRIPTION AGREEMENT WITH CO-ISSUER AND INVESTOR

GRUBDIAL, INC – "Crowdfunding Issuer"

GrubDial Investors SPV, LLC - "The Company"

REGULATION CF SPV SUBSCRIPTION AGREEMENT

THIS INVESTMENT INVOLVES A HIGH DEGREE OF RISK. THIS INVESTMENT IS SUITABLE ONLY FOR PERSONS WHO CAN BEAR THE ECONOMIC RISK FOR AN INDEFINITE PERIOD OF TIME AND WHO CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. FURTHERMORE, INVESTORS MUST UNDERSTAND THAT SUCH INVESTMENT IS ILLIQUID AND IS EXPECTED TO CONTINUE TO BE ILLIQUID FOR AN INDEFINITE PERIOD OF TIME. NO PUBLIC MARKET EXISTS FOR THE SECURITIES, AND NO PUBLIC MARKET IS EXPECTED TO DEVELOP FOLLOWING THIS OFFERING.

THE SECURITIES OFFERED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR ANY STATE SECURITIES OR BLUE SKY LAWS AND ARE BEING OFFERED AND SOLD IN RELIANCE ON EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND STATE SECURITIES OR BLUE SKY LAWS. ALTHOUGH AN OFFERING STATEMENT HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION (THE "SEC"), THAT OFFERING STATEMENT DOES NOT INCLUDE THE SAME INFORMATION THAT WOULD BE INCLUDED IN A REGISTRATION STATEMENT UNDER THE SECURITIES ACT AND IT IS NOT REVIEWED IN ANY WAY BY THE SEC. THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC, ANY STATE SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY, NOR HAVE ANY OF THE FOREGOING AUTHORITIES PASSED UPON THE MERITS OF THIS OFFERING OR THE ADEQUACY OR ACCURACY OF THE SUBSCRIPTION AGREEMENT OR ANY OTHER MATERIALS OR INFORMATION MADE AVAILABLE TO SUBSCRIBER IN CONNECTION WITH THIS OFFERING OVER THE WEB-BASED PLATFORM MAINTAINED BY DEALMAKER SECURITIES LLC (THE "INTERMEDIARY"). ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

INVESTORS ARE SUBJECT TO LIMITATIONS ON THE AMOUNT THEY MAY INVEST, AS SET OUT IN <u>SECTION 5(f)</u>. THE COMPANY IS RELYING ON THE REPRESENTATIONS AND WARRANTIES SET FORTH BY EACH SUBSCRIBER IN THIS SUBSCRIPTION AGREEMENT AND THE OTHER INFORMATION PROVIDED BY SUBSCRIBER IN CONNECTION WITH THIS OFFERING TO DETERMINE THE APPLICABILITY TO THIS OFFERING OF EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT.

PROSPECTIVE INVESTORS MAY NOT TREAT THE CONTENTS OF THE SUBSCRIPTION AGREEMENT, THE OFFERING STATEMENT OR ANY OF THE OTHER MATERIALS AVAILABLE ON THE INTERMEDIARY'S WEBSITE (COLLECTIVELY, THE "OFFERING MATERIALS") OR ANY COMMUNICATIONS FROM THE COMPANY OR ANY OF ITS OFFICERS, EMPLOYEES OR AGENTS AS INVESTMENT, LEGAL OR TAX ADVICE. IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE COMPANY AND THE TERMS OF THIS OFFERING, INCLUDING THE MERITS AND THE RISKS INVOLVED. EACH PROSPECTIVE INVESTOR SHOULD CONSULT THE INVESTOR'S OWN COUNSEL, ACCOUNTANT AND OTHER PROFESSIONAL

ADVISORS AS TO INVESTMENT, LEGAL, TAX AND OTHER RELATED MATTERS CONCERNING THE INVESTOR'S PROPOSED INVESTMENT.

THE OFFERING MATERIALS MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY'S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE," "INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

THE INFORMATION PRESENTED IN THE OFFERING MATERIALS WAS PREPARED BY THE COMPANY SOLELY FOR THE USE BY PROSPECTIVE INVESTORS IN CONNECTION WITH THIS OFFERING. NO REPRESENTATIONS OR WARRANTIES ARE MADE AS TO THE ACCURACY OR COMPLETENESS OF THE INFORMATION CONTAINED IN ANY OFFERING MATERIALS, AND NOTHING CONTAINED IN THE OFFERING MATERIALS IS OR SHOULD BE RELIED UPON AS A PROMISE OR REPRESENTATION AS TO THE FUTURE PERFORMANCE OF THE COMPANY.

THE COMPANY RESERVES THE RIGHT IN ITS SOLE DISCRETION AND FOR ANY REASON WHATSOEVER TO MODIFY, AMEND AND/OR WITHDRAW ALL OR A PORTION OF THE OFFERING AND/OR ACCEPT OR REJECT IN WHOLE OR IN PART ANY PROSPECTIVE INVESTMENT IN THE SECURITIES OR TO ALLOT TO ANY PROSPECTIVE INVESTOR LESS THAN THE AMOUNT OF SECURITIES SUCH INVESTOR DESIRES TO PURCHASE. EXCEPT AS OTHERWISE INDICATED, THE OFFERING MATERIALS SPEAK AS OF THEIR DATE. NEITHER THE DELIVERY NOR THE PURCHASE OF THE SECURITIES SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THAT DATE.

TO: GrubDial Investors SPV, LLC
      c/o GRUBDIAL, INC
      4469 Rt 27
      Princeton, NJ 08540

Ladies and Gentlemen:

1.   Subscription.

(a)   The undersigned ("**Subscriber**") hereby subscribes for and agrees to purchase Security Interests (the "**Securities**"), of GrubDial Investors SPV, LLC, a Delaware Limited Liability Company (the "**Company**"), upon the terms and conditions set forth herein. The Company is serving as a "crowdfunding vehicle" as defined under Rule 3a-9 of the Investment Company Act of 1940, as amended, for Class B Common Stock to be acquired from GRUBDIAL, INC, a Delaware Corporation (the "**Crowdfunding Issuer**"). The Securities being subscribed for under this Subscription Agreement constitute Class B Common Stock of the Company which relate to Class B Common stock issued by the Crowdfunding Issuer on a one-to-one basis. The rights of the Securities are as set forth in the Limited Liability Company Operating Agreement (the "**Operating Agreement**") of the Company and any description of the Securities that appears in the Offering Materials is qualified in its entirety by such document.

(b)   (i) By executing this Subscription Agreement, Subscriber acknowledges that Subscriber has received this Subscription Agreement, a copy of the Offering Statement of the Company and Crowdfunding Issuer filed with the SEC and any other information required by the Subscriber to make an investment decision. It is a condition of the Company's acceptance of this subscription that Subscriber becomes a party to the Operating Agreement;

        (ii) Subscriber acknowledges that Subscriber has read the educational materials on the landing page, and has been informed of Subscriber's right to cancel the investment up to 48-hours prior to the Offering Deadline; however, once the Subscription Agreement is accepted by the Company and Crowdfunding Issuer there is no cancellation right;

        (iii) Subscriber acknowledges that there may be promoters for this Offering, and in the case that there are any communications from promoters, the promoter must clearly disclose in all communications the receipt of compensation, and that the promoter is engaged in promotional activities on behalf of the Company and Crowdfunding Issuer. A promoter may be any person who promotes the Company and Crowdfunding Issuer's offering for compensation, whether past or prospective, or who is a founder or an employee of an issuer that engages in promotional activities on behalf of the Company and Crowdfunding Issuer; and

        (iv) Subscriber acknowledges that Subscriber has been informed of the compensation that DealMaker Securities LLC and affiliates receives in connection with the sale of securities in the Regulation CF offering and the manner in which it is received.

(c)   Subscriber understands that the Crowdfunding Issuer, as Manager of the Company, will make all decisions for the Company even though the Subscriber's investment is not made with the Crowdfunding Issuer.

(d)   This Subscription may be accepted or rejected in whole or in part, at any time prior to a Closing Date (as hereinafter defined), by the Company at its sole discretion. In addition, the Company, at its sole discretion, may allocate to Subscriber only a portion of the number of Securities Subscriber has subscribed for. The Company will notify Subscriber whether this subscription is accepted (whether in whole or in part) or rejected. If Subscriber's subscription is rejected, Subscriber's payment (or portion thereof if partially rejected) will be returned to Subscriber without interest and all of Subscriber's obligations hereunder shall terminate.

(e)   The aggregate value of Securities sold shall not exceed $1,235,000.00 (including Investor Transaction Fees) (the "**Oversubscription Offering**"). The Company may accept subscriptions until April 30, 2026. (the "Termination Date"). Providing that subscriptions for $10,001.30 worth of Securities are received, which also includes a 3% Investor Processing Fee on each transaction (the "**Minimum Offering**"), the Company may elect at any time to close all or any portion of this offering, on various dates at or prior to the Termination Date (each a "**Closing Date**").

(f)   In the event of rejection of this subscription in its entirety, or in the event the sale of the Securities (or any portion thereof) is not consummated for any reason, this Subscription Agreement shall have no force or effect.

2.   Joinder to Operating Agreement. By executing this Subscription Agreement, Subscriber will automatically become party to the Operating Agreement of the Company as a Member holding the Securities of the Company.

3.   Purchase Procedure.

(a)   Payment. The purchase price for the Securities shall be paid simultaneously with the execution and delivery to the Company of the signature page of this Subscription Agreement, which signature and delivery may take place through digital online means. Subscriber shall deliver a signed copy of this Subscription Agreement, along with payment for the aggregate purchase price of the Securities in accordance with the online payment process established by the Intermediary.

(b)   Escrow Arrangements. Until the Minimum Offering has been reached and one or more closings have occurred, payment for the Securities shall be received and held by the escrow agent appointed by the Intermediary in this Offering (the "**Escrow Agent**") from the undersigned by transfer of immediately available funds or other means approved by the Company prior to the applicable Closing, in the amount as set forth on the signature page hereto and otherwise in accordance with Intermediary's payment processing instructions. Upon such Closing, the Escrow Agent shall release such funds to the Crowdfunding Issuer. The undersigned shall receive notice and evidence of the digital entry of the number of the Securities owned by undersigned reflected on the books and records of the Company, which books and records shall bear a notation that the Securities were sold in reliance upon Regulation CF.

4.   Representations and Warranties of the Company and Crowdfunding Issuer. The Company and Crowdfunding Issuer each represent and warrant to Subscriber that the following

representations and warranties are true and complete in all material respects as of the date of each Closing Date, except as otherwise indicated. For purposes of this Agreement, an individual shall be deemed to have "knowledge" of a particular fact or other matter if such individual is actually aware of such fact. The Company and Crowdfunding Issuer will be deemed to have "knowledge" of a particular fact or other matter if one of the Company's or Crowdfunding Issuer's current officers has, or at any time had, actual knowledge of such fact or other matter.

(a)   Organization and Standing. The Crowdfunding Issuer is a Corporation duly formed, validly existing and in good standing under the laws of the State of Delaware. The Company is a Limited Liability Company, duly formed, validly existing and in good standing under the laws of the State of Delaware. The Company and Crowdfunding Issuer have all requisite power and authority to own and operate its properties and assets, to execute and deliver this Subscription Agreement, and any other agreements or instruments required hereunder. The Crowdfunding Issuer is duly qualified and is authorized to do business and is in good standing as a foreign corporation in all jurisdictions in which the nature of its activities and of its properties (both owned and leased) makes such qualification necessary, except for those jurisdictions in which failure to do so would not have a material adverse effect on the Company or its business.

(b)   Eligibility of the Company to Make an Offering under Section 4(a)(6). The Company and the Crowdfunding Issuer are eligible to make an offering under Section 4(a)(6) of the Securities Act and the rules promulgated thereunder by the SEC.

(c)   Issuance of the Securities. The issuance, sale and delivery of the Securities in accordance with this Subscription Agreement and the underlying securities to be issued to the Company has been duly authorized by all necessary corporate action on the part of the Company, and by the Crowdfunding Issuer. The Securities, when so issued, sold and delivered against payment therefor in accordance with the provisions of this Subscription Agreement, will be duly and validly issued and outstanding and will constitute valid and legally binding obligations of the Company, enforceable against the Company in accordance with their terms. Further, the underlying securities to be issued by the Crowdfunding Issuer to the Company will be duly and validly issued and outstanding and will constitute valid and legally binding obligations of the Crowdfunding Issuer, enforceable against the Crowdfunding Issuer in accordance with their terms.

(d)   Authority for Agreement. The execution and delivery by the Company and Crowdfunding Issuer of this Subscription Agreement and the consummation of the transactions contemplated hereby (including the issuance, sale and delivery of the Securities) are within the Company's and Crowdfunding Issuer's powers and have been duly authorized by all necessary actions on the part of the Company, and necessary actions of the Crowdfunding Issuer. Upon full execution hereof, this Subscription Agreement shall constitute a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement of creditors' rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies and (iii) with respect to provisions relating to indemnification and contribution, as limited by considerations of public policy and by federal or state securities laws.

(e)   No Filings. Assuming the accuracy of the Subscriber's representations and warranties set forth in Section 4 hereof, no order, license, consent, authorization or approval of, or exemption by, or action by or in respect of, or notice to, or filing or registration with, any governmental body,

agency or official is required by or with respect to the Company in connection with the execution, delivery and performance by the Company and Crowdfunding Issuer of this Subscription Agreement except (i) for such filings as may be required under Section 4(a)(6) of the Securities Act or the rules promulgated thereunder or under any applicable state securities laws, (ii) for such other filings and approvals as have been made or obtained, or (iii) where the failure to obtain any such order, license, consent, authorization, approval or exemption or give any such notice or make any filing or registration would not have a material adverse effect on the ability of the Company to perform its obligations hereunder.

(f)   Proceeds. The Company shall use the proceeds from the issuance and sale of the Securities as set forth in the Offering Materials.

(g)   Litigation. Except as set forth in the Offering Materials, there is no pending action, suit, proceeding, arbitration, mediation, complaint, claim, charge or investigation before any court, arbitrator, mediator or governmental body, or to the Company's and Crowdfunding Issuer's knowledge, currently threatened in writing (a) against the Company or Crowdfunding Issuer or (b) against any consultant, officer, manager, director or key employee of the Company or Crowdfunding Issuer arising out of his or her consulting, employment or board relationship with the Company or that could otherwise materially impact the Company or Crowdfunding Issuer.

5. Representations and Warranties of Subscriber. By executing this Subscription Agreement, Subscriber (and, if Subscriber is purchasing the Securities subscribed for hereby in a fiduciary capacity, the person or persons for whom Subscriber is so purchasing) represents and warrants, which representations and warranties are true and complete in all material respects as of the date of the Subscriber's Closing Date(s):

(a)   Requisite Power and Authority. Such Subscriber has all necessary power and authority under all applicable provisions of law to execute and deliver this Subscription Agreement, the Operating Agreement and other agreements required hereunder and to carry out their provisions. All action on Subscriber's part required for the lawful execution and delivery of this Subscription Agreement and other agreements required hereunder have been or will be effectively taken prior to the Closing. Upon their execution and delivery, this Subscription Agreement and other agreements required hereunder will be valid and binding obligations of Subscriber, enforceable in accordance with their terms, except (a) as limited by applicable bankruptcy, insolvency, reorganization, moratorium or other laws of general application affecting enforcement of creditors' rights and (b) as limited by general principles of equity that restrict the availability of equitable remedies.

(b)   Investment Representations. Subscriber understands that the Securities have not been registered under the Securities Act. Subscriber also understands that the Securities are being offered and sold pursuant to an exemption from registration contained in the Act based in part upon Subscriber's representations contained in this Subscription Agreement. Subscriber is a natural person.

(c)   Manner of Holding. Subscriber understands that the Subscriber is investing into the Company, which will serve as a "crowdfunding vehicle" for an investment between the Company and the Crowdfunding Issuer. The Company will maintain records of securityholders and provide rights as if the Subscriber invested directly into the Crowdfunding Issuer.

(d)   Illiquidity and Continued Economic Risk. Subscriber acknowledges and agrees that there is no ready public market for the Securities and that there is no guarantee that a market for their resale will ever exist. Subscriber must bear the economic risk of this investment indefinitely and the Company has no obligation to list the Securities on any market or take any steps (including registration under the Securities Act or the Securities Exchange Act of 1934, as amended) with respect to facilitating trading or resale of the Securities. Subscriber acknowledges that Subscriber is able to bear the economic risk of losing Subscriber's entire investment in the Securities. Subscriber also understands that an investment in the Company involves significant risks and has taken full cognizance of and understands all of the risk factors relating to the purchase of Securities.

(e)   Resales. Subscriber agrees that during the one-year period beginning on the date on which it acquired Securities pursuant to this Subscription Agreement, it shall not transfer such Securities except:

(i) To the Company;

(ii) To an "accredited investor" within the meaning of Rule 501 of Regulation D under the Securities Act;

(iii) As part of an offering registered under the Securities Act with the SEC;

(iv) To a member of the Subscriber's family or the equivalent, to a trust controlled by the Subscriber, to a trust created for the benefit of a member of the family of the Subscriber or equivalent, or in connection with the death or divorce of the Subscriber or other similar circumstance.

(v) Subscriber understands and agrees that Subscriber will not attempt to Transfer or engage in any resales and that such transfers and resales may be prohibited by the Manager of the Company in its sole discretion, but for very limited situations.

(f)   Investment Limits. Subscriber represents that either:

(i)   Either of Subscriber's net worth or annual income is less than $124,000, and that the amount it is investing pursuant to this Subscription Agreement, together with all other amounts invested in offerings under Section 4(a)(6) of the Securities Act within the previous 12 months, is either less than (A) 5% of the greater of its annual income or net worth, or (B) $2,500; or

(ii)   Both of Subscriber's net worth and annual income are more than $124,000, and that the amount it is investing pursuant to this Subscription Agreement, together with all other amounts invested in offerings under Section 4(a)(6) of the Securities Act within the previous 12 months, is less than 10% of the greater of its annual income or net worth, and does not exceed $124,000; or

(iii)   Subscriber is an "accredited investor" within the meaning of Rule 501 of Regulation D under the Securities Act, and no investment limits shall apply.

(g)   Subscriber information. Within five days after receipt of a request from the Company, the Subscriber hereby agrees to provide such information with respect to its status as a securityholder and to execute and deliver such documents as may reasonably be necessary to comply with any and all laws and regulations to which the Company or the Crowdfunding Issuer is or may become subject. **Subscriber further agrees that in the event it transfers any Securities, it will require**

the transferee of such Securities to agree to provide such information to the Company or the Crowdfunding Issuer as a condition of such transfer.

(h)	Crowdfunding Issuer Information. Subscriber has read the Offering Statement. Subscriber understands that the Crowdfunding Issuer is subject to all the risks that apply to early-stage companies, whether or not those risks are explicitly set out in the Offering Materials. Subscriber has had an opportunity to discuss the Crowdfunding Issuer's business, management and financial affairs with managers, officers and management of the Crowdfunding Issuer and has had the opportunity to review the Crowdfunding Issuer's operations and facilities. Subscriber has also had the opportunity to ask questions of and receive answers from the Crowdfunding Issuer and its management regarding the terms and conditions of this investment. Subscriber acknowledges that except as set forth herein, no representations or warranties have been made to Subscriber, or to Subscriber's advisors or representative, by the Crowdfunding Issuer or others with respect to the business or prospects of the Crowdfunding Issuer or its financial condition.

(i)	Valuation. The Subscriber acknowledges that the price of the Securities was set by the Crowdfunding Issuer on the basis of the Crowdfunding Issuer's internal valuation and no warranties are made as to value. The Subscriber further acknowledges that future offerings of Securities may be made at lower valuations, with the result that the Subscriber's investment will bear a lower valuation.

(j)	Domicile. Subscriber maintains Subscriber's domicile (and is not a transient or temporary resident) at the address shown on the signature page.

(k)	Foreign Investors. If Subscriber is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), Subscriber hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation to subscribe for the Securities or any use of this Subscription Agreement, including (i) the legal requirements within its jurisdiction for the purchase of the Securities, (ii) any foreign exchange restrictions applicable to such purchase, (iii) any governmental or other consents that may need to be obtained, and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, redemption, sale, or transfer of the Securities. Subscriber's subscription and payment for and continued beneficial ownership of the Securities will not violate any applicable securities or other laws of the Subscriber's jurisdiction.

6.	Indemnity. The representations, warranties and covenants made by the Subscriber herein shall survive the closing of this Agreement. The Subscriber agrees to indemnify and hold harmless the Company, the Crowdfunding Issuer and their respective officers, directors and affiliates, and each other person, if any, who controls the Company or the Crowdfunding Issuer, as the case may be, within the meaning of Section 15 of the Securities Act, against any and all loss, liability, claim, damage and expense whatsoever (including, but not limited to, any and all reasonable attorneys' fees, including attorneys' fees on appeal) and expenses reasonably incurred in investigating, preparing or defending against any false representation or warranty or breach of failure by the Subscriber to comply with any covenant or agreement made by the Subscriber herein or in any other document furnished by the Subscriber to any of the foregoing in connection with this transaction.

7.   Transfer Restrictions.

(a)   "Market Stand-Off" Agreement. Each Subscriber hereby agrees that it will not, without the prior written consent of the managing underwriter or financial advisor to the Crowdfunding Issuer (as applicable), during the period commencing on the date of the final prospectus relating to the registration by the Crowdfunding Issuer of its securities under the Securities Act on a registration statement on Form S-1 or Form S-3, and ending on the date specified by the Crowdfunding Issuer and the managing underwriter (such period not to exceed one hundred eighty (180) days in the case of the initial public offering (the "IPO") or any merger with or into a special purpose acquisition vehicle ("SPAC"), or such other period as may be requested by the Crowdfunding Issuer or an underwriter or financial advisor to accommodate regulatory restrictions on (1) the publication or other distribution of research reports, and (2) analyst recommendations and opinions, including, but not limited to, the restrictions contained in FINRA Rule 2711(f)(4) or NYSE Rule 472(f)(4), or any successor provisions or amendments thereto), or ninety (90) days in the case of any registration other than the IPO, or such other period as may be requested by the Crowdfunding Issuer, its financial advisors or an underwriter to accommodate regulatory restrictions on (1) the publication or other distribution of research reports and (2) analyst recommendations and opinions, including, but not limited to, the restrictions contained in FINRA Rule 2711(f)(4) or NYSE Rule 472(f)(4), or any successor provisions or amendments thereto), (i) lend; offer; pledge; sell; contract to sell; sell any option or contract to purchase; purchase any option or contract to sell; grant any option, right, or warrant to purchase; or otherwise transfer or dispose of, directly or indirectly, any Shares (or other securities, whether such shares or any such securities are then owned by the Subscriber or are thereafter acquired) or (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of such securities, whether any such transaction described in clause (i) or (ii) above is to be settled by delivery of Securities, in cash, or otherwise. The foregoing provisions of this Section 7(a) shall not apply to the sale of any securities to an underwriter pursuant to an underwriting agreement, or the transfer of any securities to any trust for the direct or indirect benefit of the Subscriber or the immediate family of the Subscriber, provided that the trustee of the trust agrees to be bound in writing by the restrictions set forth herein, and provided further that any such transfer shall not involve a disposition for value, and shall be applicable to the Subscribers only if all officers and directors are subject to the same restrictions. The financial advisors of the Crowdfunding Issuer or its underwriters in connection with such registration are intended third party beneficiaries of this Section 7(a) and shall have the right, power and authority to enforce the provisions hereof as though they were a party hereto. Each Subscriber further agrees to execute such agreements as may be reasonably requested by the underwriters in connection with such registration that are consistent with this Section 7(a) or that are necessary to give further effect thereto.

For purposes of this Section 7(a), the term "Crowdfunding Issuer" shall include any wholly owned subsidiary of the Crowdfunding Issuer into which the Crowdfunding Issuer mergers or consolidates. In order to enforce the foregoing covenant, the Crowdfunding Issuer may impose stop transfer instructions with respect to the Subscriber's registrable securities of the Crowdfunding Issuer (and the Crowdfunding Issuer shares or securities of every other person subject to the foregoing restriction) until the end of such period. The Subscriber agrees that a legend reading substantially as follows may be placed on all certificates representing all of such Subscriber's registrable securities of the Crowdfunding Issuer (and the Crowdfunding Issuer shares or securities of every other person subject to the restriction contained in this Section 7(a)):

"THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO A LOCK-UP PERIOD BEGINNING ON THE EFFECTIVE DATE OF THE REGISTRATION STATEMENT OF GRUBDIAL, INC. ("GRUBDIAL"), FILED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AS SET FORTH IN AN AGREEMENT BETWEEN GRUBDIAL AND THE ORIGINAL HOLDER OF THESE SECURITIES, A COPY OF WHICH MAY BE OBTAINED AT GRUBDIAL'S PRINCIPAL OFFICE. SUCH LOCK-UP PERIOD IS BINDING ON TRANSFEREES OF THESE SECURITIES."

(b)   Further Limitations on Disposition. Without in any way limiting the representations and warranties set forth in this Agreement, the Subscriber agrees not to make any disposition of all or any portion of the Crowdfunding Issuer's Class B Common Stock or any securities which may be converted into the Crowdfunding Issuer's Class B Common Stock unless and until the transferee has agreed in writing for the benefit of the Crowdfunding Issuer to make the representations and warranties set out in Section 5 and the undertaking set out in Section 7(a) of this Agreement and:

(i) there is then in effect a registration statement under the Securities Act covering such proposed disposition, and such disposition is made in connection with such registration statement; or

(ii) such Subscriber has (A) notified the Crowdfunding Issuer of the proposed disposition; (B) furnished the Crowdfunding Issuer with a detailed statement of the circumstances surrounding the proposed disposition; and (C) if requested by the Crowdfunding Issuer, furnished the Crowdfunding Issuer with an opinion of counsel reasonably satisfactory to the Crowdfunding Issuer that such disposition will not require registration under the Securities Act.

The Subscriber agrees that it will not make any disposition of any of the Crowdfunding Issuer's securities to the Crowdfunding Issuer's competitors, as determined in good faith by the Crowdfunding Issuer.

8.   Governing Law; Jurisdiction.

This Subscription Agreement shall be governed and construed in accordance with the laws of the State of Delaware.

EACH OF SUBSCRIBER AND THE COMPANY CONSENTS TO THE JURISDICTION OF ANY STATE OR FEDERAL COURT OF COMPETENT JURISDICTION LOCATED WITHIN THE STATE MENTIONED ABOVE AND NO OTHER PLACE AND IRREVOCABLY AGREES THAT ALL ACTIONS OR PROCEEDINGS RELATING TO THIS SUBSCRIPTION AGREEMENT MAY BE LITIGATED IN SUCH COURTS. EACH OF SUBSCRIBER AND THE COMPANY ACCEPTS FOR ITSELF AND HIMSELF AND IN CONNECTION WITH ITS AND HIS RESPECTIVE PROPERTIES, GENERALLY AND UNCONDITIONALLY, THE EXCLUSIVE JURISDICTION OF THE AFORESAID COURTS AND WAIVES ANY DEFENSE OF FORUM NON CONVENIENS, AND IRREVOCABLY AGREES TO BE BOUND BY ANY JUDGMENT RENDERED THEREBY IN CONNECTION WITH THIS SUBSCRIPTION AGREEMENT. EACH OF SUBSCRIBER AND THE COMPANY FURTHER IRREVOCABLY CONSENTS TO THE SERVICE OF PROCESS OUT OF ANY OF THE AFOREMENTIONED COURTS IN THE MANNER AND IN THE ADDRESS SPECIFIED IN SECTION 10 AND THE SIGNATURE PAGE OF THIS SUBSCRIPTION AGREEMENT.

EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED IN CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS SUBSCRIPTION AGREEMENT OR THE ACTIONS OF EITHER PARTY IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT THEREOF, EACH OF THE PARTIES HERETO ALSO WAIVES ANY BOND OR SURETY OR SECURITY UPON SUCH BOND WHICH MIGHT, BUT FOR THIS WAIVER, BE REQUIRED OF SUCH PARTY. EACH OF THE PARTIES HERETO FURTHER WARRANTS AND REPRESENTS THAT IT KNOWINGLY AND VOLUNTARILY WAIVES ITS JURY TRIAL RIGHTS. THIS WAIVER IS IRREVOCABLE, MEANING THAT IT MAY NOT BE MODIFIED EITHER ORALLY OR IN WRITING, AND THIS WAIVER SHALL APPLY TO ANY SUBSEQUENT AMENDMENTS, RENEWALS, SUPPLEMENTS OR MODIFICATIONS TO THIS SUBSCRIPTION AGREEMENT. IN THE EVENT OF LITIGATION, THIS SUBSCRIPTION AGREEMENT MAY BE FILED AS A WRITTEN CONSENT TO A TRIAL BY THE COURT.

9.   Mediation. Any dispute, controversy or claim arising out of or relating to this Agreement or the breach thereof or otherwise arising by or between any parties hereto (including the Subscribers and the Company or the Manager), whether arising in tort or contract outside or under the provisions of this Agreement, shall be settled by mediation in Wilmington, Delaware. The parties shall, before the commencement of judicial proceedings, attempt in good faith to settle their dispute by mediation using American Arbitration Association under its Commercial Arbitration Rules and Mediation Procedures in the City of Wilmington, State of Delaware. If the dispute cannot be resolved through mediation, then the parties shall proceed with judicial proceedings as set forth in Section 8 and Section 9.

10.   Notices. Notice, requests, demands and other communications relating to this Subscription Agreement and the transactions contemplated herein shall be in writing and shall be deemed to have been duly given if and when (a) when delivered by hand; or (b) when received by the addressee if sent by a nationally recognized overnight courier; or (c) on the date sent by facsimile or email of a PDF document (with confirmation of transmission) if sent during normal business hours of the recipient, and on the next business day if sent after normal business hours of the recipient; or (d) on the third day after the date mailed, by certified or registered mail, return receipt requested, postage prepaid. Such communications must be sent to the respective parties at the following addresses (or at such other address for a party as shall be specified in a notice given in accordance with this Section 9):

If to the Company, to:

GrubDial Investors SPV, LLC
c/o GRUBDIAL, INC
4469 Rt 27, Princeton, NJ 08540

If to the Crowdfunding Issuer, to:

GRUBDIAL, INC
4469 Rt 27, Princeton, NJ 08540

If to a Subscriber, to Subscriber's address as shown on the signature page hereto.

Any notices, requests, demands or other communications by telecopy or cable shall be confirmed by letter given in accordance with (a) or (b) above.

11.   Miscellaneous.

(a) All pronouns and any variations thereof shall be deemed to refer to the masculine, feminine, neuter, singular or plural, as the identity of the person or persons or entity or entities may require.

(b) This Subscription Agreement is not transferable or assignable by Subscriber.

(c) The representations, warranties and agreements contained herein shall be deemed to be made by and be binding upon Subscriber and its heirs, executors, administrators and successors and shall inure to the benefit of the Company and the Crowdfunding Issuer and their respective successors and assigns.

(d) None of the provisions of this Subscription Agreement may be waived, changed or terminated orally or otherwise, except as specifically set forth herein or except by a writing signed by the Company, the Crowdfunding Issuer and Subscriber.

(e) In the event any part of this Subscription Agreement is found to be void or unenforceable, the remaining provisions are intended to be separable and binding with the same effect as if the void or unenforceable part were never the subject of agreement.

(f) The invalidity, illegality or unenforceability of one or more of the provisions of this Subscription Agreement in any jurisdiction shall not affect the validity, legality or enforceability of the remainder of this Subscription Agreement in such jurisdiction or the validity, legality or enforceability of this Subscription Agreement, including any such provision, in any other jurisdiction, it being intended that all rights and obligations of the parties hereunder shall be enforceable to the fullest extent permitted by law.

(g) This Subscription Agreement supersedes all prior discussions and agreements between the parties with respect to the subject matter hereof and contains the sole and entire agreement between the parties hereto with respect to the subject matter hereof.

(h) The terms and provisions of this Subscription Agreement are intended solely for the benefit of each party hereto and their respective successors and assigns, and it is not the intention of the parties to confer, and no provision hereof shall confer, third-party beneficiary rights upon any other person.

(i) The headings used in this Subscription Agreement have been inserted for convenience of reference only and do not define or limit the provisions hereof.

(j) This Subscription Agreement may be executed in any number of counterparts, each of which will be deemed an original, but all of which together will constitute one and the same instrument.

(k) If any recapitalization or other transaction affecting the stock of the Crowdfunding Issuer is effected, then any new, substituted or additional securities or other property which is distributed with respect to the Securities shall be immediately subject to this Subscription Agreement, to the same extent that the Securities, immediately prior thereto, shall have been covered by this Subscription Agreement.

(l) No failure or delay by any party in exercising any right, power or privilege under this Subscription Agreement shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by law.

[SIGNATURE PAGE FOLLOWS]

GRUBDIAL, INC

SUBSCRIPTION AGREEMENT SIGNATURE PAGE

The undersigned, desiring to purchase Class B Common Stock of GRUBDIAL, INC by executing this signature page, hereby executes, adopts and agrees to all terms, conditions and representations of the Subscription Agreement.

The Securities being subscribed for will be owned by, and should be recorded on the Corporation's books as follows:

Full legal name of Subscriber (including middle name(s), for individuals):

(Name of Subscriber)

By:
(Authorized Signature)

(Official Capacity or Title, if the Subscriber is not an individual)

(Name of individual whose signature appears above if different than the name of the Subscriber printed above.)

(Subscriber's Residential Address, including Province/State and Postal/Zip Code)

Taxpayer Identification Number

(Telephone Number)

(Offline Investor)
(E-Mail Address)

Number of securities: **Class B Common Stock**
Aggregate Subscription Price: **$0.00 USD**

TYPE OF OWNERSHIP:

If the Subscriber is individual: If the Subscriber is not an individual:

☐ Individual

☐ Joint Tenant

☐ Tenants in Common

☐ Community Property

If interests are to be jointly held:

Name of the Joint Subscriber:

Social Security Number of the Joint Subscriber:

Check this box if the securities will be held in a custodial account: ☐

Type of account:

EIN of account:

Address of account provider:

ACCEPTANCE

The Corporation hereby accepts the subscription as set forth above on the terms and conditions contained in this Subscription Agreement.

Dated as of

GRUBDIAL, INC

By:

Authorized Signing Officer

CANADIAN ACCREDITED INVESTOR CERTIFICATE

TO: GRUBDIAL, INC (the "**Corporation**")

The Investor hereby represents, warrants and certifies to the Corporation that the undersigned is an "Accredited Investor" as defined in Section 1.1 of National Instrument 45-106. The Investor has indicated below the criteria which the Investor satisfies in order to qualify as an "Accredited Investor".

The Investor understands that the Corporation and its counsel are relying upon this information in determining to sell securities to the undersigned in a manner exempt from the prospectus and registration requirements of applicable securities laws.

The categories listed herein contain certain specifically defined terms. If you are unsure as to the meanings of those terms, or are unsure as to the applicability of any category below, please contact your legal advisor before completing this certificate.

In connection with the purchase by the undersigned Subscriber of the Purchased Class B Common Stock, the Subscriber hereby represents, warrants, covenants and certifies to the Corporation (and acknowledges that the Corporation and its counsel are relying thereon) that:

a. the Subscriber is, and at the Closing Time, will be, an "accredited investor" within the meaning of NI 45-106 or Section 73.3 of the Securities Act (Ontario), as applicable, on the basis that the undersigned fits within one of the categories of an "accredited investor" reproduced below beside which the undersigned has indicated the undersigned belongs to such category;

b. the Subscriber was not created or is not used, solely to purchase or hold securities as an accredited investor as described in paragraph (m) below; and

c. upon execution of this Schedule B by the Subscriber, including, if applicable, Appendix 1 to this Schedule B, this Schedule B shall be incorporated into and form a part of the Subscription Agreement.

(PLEASE CHECK THE BOX OF THE APPLICABLE CATEGORY OF ACCREDITED INVESTOR)

☐   (a)   a Canadian financial institution, or a Schedule III bank;

☐   (b)   the Business Development Bank of Canada incorporated under the Business Development Bank of Canada Act (Canada);

☐   (c)   a subsidiary of any Person referred to in paragraphs (a) or (b), if the Person owns all of the voting securities of the subsidiary, except the voting securities required by law to be owned by directors of that subsidiary;

(d)   a Person registered under the securities legislation of a jurisdiction of Canada as an adviser or dealer, other than a Person registered solely as a limited market dealer under one or both of the Securities Act (Ontario) or the Securities Act (Newfoundland and Labrador);

☐   (e)   an individual registered under the securities legislation of a jurisdiction of Canada as a representative of a Person referred to in paragraph (d);

☐   (e.1)   an individual formerly registered under the securities legislation of a jurisdiction of Canada, other than an individual formerly registered solely as a representative of a limited market dealer under one or both of the Securities Act (Ontario) or the Securities Act (Newfoundland and Labrador);

☐   (f)   the Government of Canada or a jurisdiction of Canada, or any crown corporation, agency or wholly owned entity of the Government of Canada or a jurisdiction of Canada;

☐   (g)   a municipality, public board or commission in Canada and a metropolitan community, school board, the Comité de gestion de la taxe scolaire de l'île de Montréal or an intermunicipal management board in Québec;

☐   (h)   any national, federal, state, provincial, territorial or municipal government of or in any foreign jurisdiction, or any agency of that government;

☐   (i)   a pension fund that is regulated by either the Office of the Superintendent of Financial Institutions (Canada) or a pension commission or similar regulatory authority of a jurisdiction of Canada;

☐ (j) an individual who, either alone or with a spouse, beneficially owns financial assets having an aggregate realizable value that before taxes, but net of any related liabilities, exceeds CAD$1,000,000;

☐ (j.1) an individual who beneficially owns financial assets having an aggregate realizable value that, before taxes but net of any related liabilities, exceeds CAD$5,000,000;

(k.1) an individual whose net income before taxes exceeded CAD$200,000 in each of the two most recent calendar years or whose net income before taxes combined with that of a spouse exceeded CAD$300,000 in each of the two most recent calendar years and who, in either case, reasonably expects to exceed that net income level in the current calendar year;

(k.2) Net income before taxes combined with your spouse's was more than CAD $300,000 in each of the 2 most recent calendar years, and their combined net income before taxes is expected to be more than CAD $300,000 in the current calendar year

☐ (l) an individual who, either alone or with a spouse, has net assets of at least CAD$5,000,000;

☐ (m) a Person, other than an individual or investment fund, that has net assets of at least CAD$5,000,000 as shown on its most recently prepared financial statements and that has not been created or used solely to purchase or hold securities as an accredited investor;

☐ (n) an investment fund that distributes or has distributed its securities only to (i) a Person that is or was an accredited investor at the time of the distribution, (ii) a Person that acquires or acquired securities in the circumstances referred to in sections 2.10 (Minimum amount investment) and 2.19 (Additional investment in investment funds) of NI 45-106, or (iii) a Person described in paragraph (i) or (ii) that acquires or acquired securities under section 2.18 (Investment fund reinvestment) of NI 45-106;

☐ (o) an investment fund that distributes or has distributed securities under a prospectus in a jurisdiction of Canada for which the regulator or, in Québec, the securities regulatory authority, has issued a receipt;

☐ (p) a trust company or trust corporation registered or authorized to carry on business under the Trust and Loan Companies Act (Canada) or under comparable legislation in a jurisdiction of Canada or a foreign jurisdiction, acting on behalf of a fully managed account managed by the trust company or trust corporation, as the case may be;

(q) a Person acting on behalf of a fully managed account managed by that Person, if that Person (i) is registered or authorized to carry on business as an adviser or the equivalent under the securities legislation of a jurisdiction of Canada or a foreign jurisdiction, and (ii) in Ontario, is purchasing a security that is not a security of an investment fund;

☐ (r) a registered charity under the Income Tax Act (Canada) that, in regard to the trade, has obtained advice from an eligibility adviser or an adviser registered under the securities legislation of the jurisdiction of the registered charity to give advice on the securities being traded;

☐ (s) an entity organized in a foreign jurisdiction that is analogous to any of the entities referred to in paragraphs (a) to (d) or paragraph (i) in form and function;

☐ (t) a Person in respect of which all of the owners of interests, direct, indirect or beneficial, except the voting securities required by law to be owned by directors, are Persons that are accredited investors;

☐ (u) an investment fund that is advised by a Person registered as an adviser or a Person that is exempt from registration as an adviser;

(v) a Person that is recognized or designated by the securities regulatory authority or, except in Ontario and Québec, the regulator as (i) an accredited investor, or (ii) an exempt purchaser in Alberta or Ontario; or

☐ (w) a trust established by an accredited investor for the benefit of the accredited investor's family members of which a majority of the trustees are accredited investors and all of the beneficiaries are the accredited investor's spouse, a former spouse of the accredited investor or a parent, grandparent, brother, sister, child or grandchild of that accredited investor, of that accredited investor's spouse or of that accredited investor's former spouse.

(x) in Ontario, such other persons or companies as may be prescribed by the regulations under the Securities Act (Ontario).

The statements made in this Form are true and accurate as of the date hereof.

DATED:

INVESTOR: (Print Full Name of Entity or Individual)

By:

(Signature)

Name:

(If signing on behalf of entity)

Title:

(If signing on behalf of entity)

Definitions for Accredited Investor Certificate

As used in the Accredited Investor Certificate, the following terms have the meanings set out below:

a. "**Canadian financial institution**" means (i) an association governed by the *Cooperative Credit Associations Act* (Canada) or a central cooperative credit society for which an order has been made under section 473(1) of that Act, or (ii) a bank, loan corporation, trust company, trust corporation, insurance company, treasury branch, credit union, caisse populaire, financial services cooperative, or league that, in each case, is authorized by an enactment of Canada or a jurisdiction of Canada to carry on business in Canada or a jurisdiction of Canada;

b. "**entity**" means a company, syndicate, partnership, trust or unincorporated organization;

c. "**financial assets**" means cash, securities, or any a contract of insurance, a deposit or an evidence of a deposit that is not a security for the purposes of securities legislation;

d. "**fully managed account**" means an account of a client for which a Person makes the investment decisions if that Person has full discretion to trade in securities for the account without requiring the client's express consent to a transaction;

e. "**investment fund**" means a mutual fund or a non-redeemable investment fund, and, for greater certainty in Ontario, includes an employee venture capital corporation that does not have a restricted constitution, and is registered under Part 2 of the *Employee Investment Act* (British Columbia), R.S.B.C. 1996 c. 112, and whose business objective is making multiple investments and a venture capital corporation registered under Part 1 of the *Small Business Venture Capital Act* (British Columbia), R.S.B.C. 1996 c. 429 whose business objective is making multiple investments;

f. "**mutual fund**" means an issuer whose primary purpose is to invest money provided by its security holders and whose securities entitle the holder to receive on demand, or within a specified period after demand, an amount computed by reference to the value of a proportionate interest in the whole or in part of the net assets, including a separate fund or trust account, of the issuer;

g. "**non-redeemable investment fund**" means an issuer,
    A. whose primary purpose is to invest money provided by its securityholders,
    B. that does not invest,
        i. for the purpose of exercising or seeking to exercise control of an issuer, other than an issuer that is a mutual fund or a non-redeemable investment fund, or
        ii. for the purpose of being actively involved in the management of any issuer in which it invests, other than an issuer that is a mutual fund or a non-redeemable investment fund, and
    C. that is not a mutual fund;

h. "**related liabilities**" means liabilities incurred or assumed for the purpose of financing the acquisition or ownership of financial assets and liabilities that are secured by financial assets;

i. "**Schedule III bank**" means an authorized foreign bank named in Schedule III of the Bank Act (Canada);

j. "**spouse**" means an individual who (i) is married to another individual and is not living separate and apart within the meaning of the Divorce Act (Canada), from the other individual, (ii) is living with another individual in a marriage-like relationship, including a marriage-like relationship between individuals of the same gender, or (iii) in Alberta, is an individual referred to in paragraph (i) or (ii), or is an adult interdependent partner within the meaning of the Adult Interdependent Relationships Act (Alberta); and

k. "**subsidiary**" means an issuer that is controlled directly or indirectly by another issuer and includes a subsidiary of that subsidiary.

In NI 45-106 a Person or company is an affiliate of another Person or company if one of them is a subsidiary of the other, or if each of them is controlled by the same Person.

In NI 45-106 a Person (first Person) is considered to control another Person (second Person) if (a) the first Person, directly or indirectly, beneficially owns or exercises control or direction over securities of the second Person carrying votes which, if exercised, would entitle the first Person to elect a majority of the directors of the second Person, unless that first Person holds the voting securities only to secure an obligation, (b) the second Person is a partnership, other than a limited partnership, and the first Person holds more than 50% of the interests of the partnership, or (c) the second Person is a limited partnership and the general partner of the limited partnership is the first Person.

RISK ACKNOWLEDGEMENT FORM (FORM 45-106F9)

Form for Individual Accredited Investors

WARNING! This investment is risky. Do not invest unless you can afford to lose all the money you pay for this investment.

Section 1 – TO BE COMPLETED BY THE ISSUER OR SELLING SECURITY HOLDER		
1. About your investment		
Type of Securities: Class B Common Stock	Issuer: GRUBDIAL, INC (the "Issuer")	
Purchased from: The Issuer		
Sections 2 to 4 – TO BE COMPLETED BY THE PURCHASER		
2. Risk acknowledgement		
This investment is risky. Initial that you understand that:		**Your Initials**
Risk of loss – You could lose your entire investment of $		
Liquidity risk – You may not be able to sell your investment quickly – or at all.		
Lack of information – You may receive little or no information about your investment.		
Lack of advice – You will not receive advice from the salesperson about whether this investment is suitable for you unless the salesperson is registered. The salesperson is the person who meets with, or provides information to, you about making this investment. To check whether the salesperson is registered, go to www.aretheyregistered.ca.		
3. Accredited investor status		
You must meet at least one of the following criteria to be able to make this investment. Initial the statement that applies to you. (You may initial more than one statement.) The person identified in section 6 is responsible for ensuring that you meet the definition of accredited investor. That person, or the salesperson identified in section 5, can help you if you have questions about whether you meet these criteria.		**Your Initials**
• Your net income before taxes was more than CAD$200,000 in each of the 2 most recent calendar years, and you expect it to be more than CAD$200,000 in the current calendar year. (You can find your net income before taxes on your personal income tax return.)		
• Your net income before taxes combined with your spouse's was more than $300,000 in each of the 2 most recent calendar years, and you expect your combined net income before taxes to be more than CAD$300,000 in the current calendar year.		
• Either alone or with your spouse, you own more than CAD$1 million in cash and securities, after subtracting any debt related to the cash and securities.		
• Either alone or with your spouse, you have net assets worth more than CAD$5 million. (Your net assets are your total assets (including real estate) minus your total debt.)		
4. Your name and signature		
By signing this form, you confirm that you have read this form and you understand the risks of making this investment as identified in this form.		
First and Last Name (please print):		
Signature:		
Date:		
Section 5 – TO BE COMPLETED BY THE SALESPERSON		
5. Salesperson information		
First and Last Name of Salesperson (please print):		
Telephone:	Email:	
Name of Firm (if registered):		

Section 6 – TO BE COMPLETED BY THE ISSUER OR SELLING SECURITY HOLDER
6. For more information about this investment
For more information about this investment / the Issuer: Company Name: **GRUBDIAL, INC** Address: , , , Contact: Email: Telephone: **For more information about prospectus exemptions, contact your local securities regulator. You can find contact information at www.securities-administrators.ca.**

U.S. INVESTOR QUESTIONNAIRE

EITHER (i) The undersigned is an accredited investor (as that term is defined in Regulation D under the Securities Act because the undersigned meets the criteria set forth in the following paragraph(s) of the U.S Investor Questionnaire attached hereto): ☐

OR (ii) The aggregate subscription price of 0.00 USD (together with any previous investments in the Securities pursuant to this offering) does not exceed the Investor's limit of 0.00 in this offering, not the Investor's total limit for investment in offerings under rule Section 4(a)(6) of the Securities Act of 1933, as amended, being Regulation CF in the last 12 months.

Aggregate subscription price invested in this offering: 0.00 USD

The Investor either has ☐ or has not ☐ invested in offerings under Section 4(a)(6) of the Securities Act of 1933, as amended, being Regulation CF in the last 12 months prior to this offering. If yes, the total amount the Investor has invested in offerings under Section 4(a)(6) of the Securities Act of 1933, as amended, being Regulation CF in the last 12 months prior to this offering is: USD

The Investor's investment limit for this offering is: 0.00USD

The Investor's investment limit for all offerings under Section 4(a)(6) of the Securities Act of 1933, as amended, being Regulation CF in the last 12 months, including this offering is: 0.00USD

The Investor's net worth (if not an accredited investor): USD

The Investor's income (if not an accredited investor): USD

If selected (i) above, the Investor hereby represents and warrants that that the Investor is an Accredited Investor, as defined by Rule 501 of Regulation D under the Securities Act of 1933, and Investor meets at least one (1) of the following criteria (initial all that apply) or that Investor is an unaccredited investor and meets none of the following criteria (initial as applicable):

☐ A bank, as defined in Section 3(a)(2) of the U.S. Securities Act;
a savings and loan association or other institution as defined in Section 3(a)(5)(A) of the U.S. Securities Act, whether acting in its individual or fiduciary capacity;
a broker or dealer registered pursuant to Section 15 of the United States Securities Exchange Act of 1934; An insurance company as defined in Section 2(a)(13) of the U.S. Securities Act; An investment company registered under the United States Investment Company Act of 1940; or A business development company as defined in Section 2(a)(48) of that Act; a Small Business Investment Company licensed by the U.S. Small Business Administration under Section 301 (c) or (d) of the United States Small Business Investment Act of 1958;A plan established and maintained by a state, its political subdivisions or any agency or instrumentality of a state or its political subdivisions, for the benefit of its employees, if such plan has total assets in excess of US$5,000,000; or an employee benefit plan within the meaning of the United States Employee Retirement Income Security Act of 1974, as amended, in which the investment decision is made by a plan fiduciary, as defined in Section 3(21) of such Act, which is either a bank, savings and loan association, insurance company or registered investment adviser, or an employee benefit plan with total assets in excess of U.S. $5,000,000 or, if a self directed plan, with investment decisions made solely by persons that are Accredited Investors;

☐ A private business development company as defined in Section 202(a)(22) of the Investment Advisers Act of 1940;

☐ The Investor is either (i) a corporation, (ii) an organization described in Section 501(c)(3) of the Internal Revenue Code, (iii) a trust, or (iv) a partnership, in each case not formed for the specific purpose of acquiring the securities offered, and in each case with total assets in excess of US$5,000,000;

☐ a director, executive officer or general partner of the issuer of the securities being offered or sold, or any director, executive officer, or general partner of a general partner of that issuer;

☐ The Investor is a natural person (individual) whose own net worth, taken together with the net worth of the Investor's spouse or spousal equivalent, exceeds US$1,000,000, excluding equity in the Investor's principal residence unless the net effect of his or her mortgage results in negative equity, the Investor should include any negative effects in calculating his or her net worth;

☐ The Investor is a natural person (individual) who had an individual income in excess of US$200,000 (or joint income with the Investor spouse or spousal equivalent in excess of US$300,000) in each of the two previous years and who reasonably expects a gross income of the same this year;

☐ A trust, with total assets in excess of US$5,000,000, not formed for the specific purpose of acquiring the securities offered, whose purchase is directed by a sophisticated person as described in Rule 506(b)(2)(ii) of the U.S. Securities Act;

☐ The Investor is an entity as to which all the equity owners are Accredited Investors. If this paragraph is initialed, the Investor represents and warrants that the Investor has verified all such equity owners' status as an Accredited Investor.

☐ a natural person who holds one of the following licenses in good standing: General Securities Representative license (Series 7), the Private Securities Offerings Representative license (Series 82), or the Investment Adviser Representative license (Series 65);

☐ An investment adviser registered pursuant to Section 203 of the Investment Advisers Act of 1940 or registered pursuant to the laws of a state; or

☐ An investment adviser relying on the exemption from registering with tthe SEC under Section 203(l) or (m) of the Investment Advisers Act of 1940; or

☐ A rural business investment company as defined in Section 384A of the Consolidated Farm and Rural Development Act;

☐ An entity, of a type not listed herein, not formed for the specific purpose of acquiring the securities offered, owning investments in excess of $5,000,000;

☐ A "family office," as defined in Rule 202(a)(11)(G)-1 under the Investment Advisers Act of 1940 (17 CFR 275.202(a)(11)(G)-1):
(i) With assets under management in excess of $5,000,000,
(ii) That is not formed for the specific purpose of acquiring the securities offered, and
(iii) Whose prospective investment is directed by a person who has such knowledge and experience in financial and business matters that such family office is capable of evaluating the merits and risks of the prospective investment;

☐ A "family client," as defined in rule 202(a)(11)(G)-1 under the Investment Advisers Act of 1940 (17 CFR 275.202(a)(11)(G)-1)), of a family office meeting the requirements in category 23 above and whose prospective investment in the issuer is directed by such family office as referenced above;

☐ A natural person who is a "knowledgeable employee," as defined in rule 3c-5(a)(4) under the Investment Company Act of 1940 (17 CFR 270.3c-5(a)(4)), of the issuer of the securities being offered or sold where the issuer would be an investment company, as defined in Section 3 of such Act, but for the exclusion provided by either Section 3(c)(1) or Section 3(c)(7) of such Act;

☐ A corporation, Massachusetts or similar business trust, limited liability company or partnership, not formed for the specific purpose of acquiring the securities, with total assets of more than US$5 million; or

☐ The Investor is not an Accredited Investor and does not meet any of the above criteria.

DATED:

INVESTOR: (Print Full Name of Entity or Individual)

By:

    (Signature)

Name:

(If signing on behalf of entity)

Title:

(If signing on behalf of entity)

<u>**INTERNATIONAL INVESTOR CERTIFICATE**</u>

FOR SUBSCRIBERS RESIDENT OUTSIDE OF CANADA AND THE UNITED STATES

TO: GRUBDIAL, INC (the "**Corporation**")

The undersigned (the **"Subscriber"**) represents covenants and certifies to the Corporation that:

i. the Subscriber (and if the Subscriber is acting as agent for a disclosed principal, such disclosed principal) is not resident in Canada or the United States or subject to applicable securities laws of Canada or the United States;

ii. the issuance of the securities in the capital of the Corporation under this agreement (the "**Securities**") by the Corporation to the Subscriber (or its disclosed principal, if any) may be effected by the Corporation without the necessity of the filing of any document with or obtaining any approval from or effecting any registration with any governmental entity or similar regulatory authority having jurisdiction over the Subscriber (or its disclosed principal, if any);

iii. the Subscriber is knowledgeable of, or has been independently advised as to, the applicable securities laws of the jurisdiction which would apply to this subscription, if there are any;

iv. the issuance of the Securities to the Subscriber (and if the Subscriber is acting as agent for a disclosed principal, such disclosed principal) complies with the requirements of all applicable laws in the jurisdiction of its residence;

v. the applicable securities laws do not require the Corporation to register the Securities, file a prospectus or similar document, or make any filings or disclosures or seek any approvals of any kind whatsoever from any regulatory authority of any kind whatsoever in the international jurisdiction;

vi. the purchase of the Securities by the Subscriber, and (if applicable) each disclosed beneficial subscriber, does not require the Corporation to become subject to regulation in the Subscriber's or disclosed beneficial subscriber's jurisdiction, nor does it require the Corporation to attorn to the jurisdiction of any governmental authority or regulator in such jurisdiction or require any translation of documents by the Corporation;

vii. the Subscriber will not sell, transfer or dispose of the Securities except in accordance with all applicable laws, including applicable securities laws of Canada and the United States, and the Subscriber acknowledges that the Corporation shall have no obligation to register any such purported sale, transfer or disposition which violates applicable Canadian or United States securities laws; and

viii. the Subscriber will provide such evidence of compliance with all such matters as the Corporation or its counsel may request.

The Subscriber acknowledges that the Corporation is relying on this certificate to determine the Subscriber's suitability as a purchaser of securities of the Corporation. The Subscriber agrees that the representations, covenants and certifications contained to this certificate shall survive any issuance of Securities and warrants of the Corporation to the Subscriber.

The statements made in this Form are true and accurate as of the date hereof.

DATED:

INVESTOR: (Print Full Name of Entity or Individual)

                                                             By:

                                                             (Signature)

                                                             Name:

                                                             (If signing on behalf of entity)

                                                             Title:

                                                             (If signing on behalf of entity)

AML Certificate

By executing this document, the client certifies the following:

If an Entity:
1. I am the of the Entity, and as such have knowledge of the matters certified to herein;

2. the Entity has not taken any steps to terminate its existence, to amalgamate, to continue into any other jurisdiction or to change its existence in any way and no proceedings have been commenced or threatened, or actions taken, or resolutions passed that could result in the Entity ceasing to exist;

3. the Entity is not insolvent and no acts or proceedings have been taken by or against the Entity or are pending in connection with the Entity, and the Entity is not in the course of, and has not received any notice or other communications, in each case, in respect of, any amalgamation, dissolution, liquidation, insolvency, bankruptcy or reorganization involving the Entity, or for the appointment of a receiver, administrator, administrative receiver, trustee or similar officer with respect to all or any of its assets or revenues or of any proceedings to cancel its certificate of incorporation or similar constating document or to otherwise terminate its existence or of any situation which, unless remedied, would result in such cancellation or termination;

4. the Entity has not failed to file such returns, pay such taxes, or take such steps as may constitute grounds for the cancellation or forfeiture of its certificate of incorporation or similar constating document;

5. **if required, the documents uploaded to the DealMaker portal** are true certified copies of the deed of trust, articles of incorporation or organization, bylaws and other constating documents of the Entity including copies of corporate resolutions or by-laws relating to the power to bind the Entity;

6. The Client is the following type of Entity:

7. The names and personal addresses as applicable for the entity in **Appendix 1** are accurate.

All subscribers:

DealMaker Account Number: (Offline Investor)

If I elect to submit my investment funds by an electronic payment option offered by DealMaker, I hereby agree to be bound by DealMaker's Electronic Payment Terms and Conditions (the "Electronic Payment Terms"). I acknowledge that the Electronic Payment Terms are subject to change from time to time without notice.
Notwithstanding anything to the contrary, an electronic payment made hereunder will constitute unconditional acceptance of the Electronic Payment Terms, and by use of the credit card or ACH/EFT payment option hereunder, I: (1) authorize the automatic processing of a charge to my credit card account or debit my bank account for any and all balances due and payable under this agreement; (2) acknowledge that there may be fees payable for processing my payment; (3) acknowledge and agree that I will not initiate a chargeback or reversal of funds on account of any issues that arise pursuant to this investment and I may be liable for any and all damages that could ensue as a result of any such chargebacks or reversals initiated by myself.

By submitting this payment, I hereby authorize DealMaker to charge my designated payment method for the investment amount indicated. I understand this investment is subject to the terms of the offering and its associated rules and investor protections. I understand it is not a purchase of goods or services. I acknowledge that this transactior is final, non-refundable unless otherwise stated or required, and represents an investment subject to risk, including loss. I confirm that I have reviewed all offering documents and agree not to dispute this charge with my bank or card issuer, so long as the transaction corresponds to the agreed terms and disclosures.

DATED:

INVESTOR: (Print Full Name of Investor)

By:

   (Signature)

Name of Signing Officer (if Entity):

Title of Signing Officer (if Entity):

Appendix 1 - Subscriber Information

For the Subscriber and Joint Holder (if applicable)

Name	Address	Date of Birth (if an Individual)	Taxpayer Identification Number

For a Corporation or entity other than a Trust (Insert names and addresses below or attach a list)

1. One Current control person of the Organization:

Name	Address	Date of Birth	Taxpayer Identification Number

2. Unless the entity is an Estate or Sole Proprietorship, list the Beneficial owners of, or those exercising direct or indirect control or direction over, more than 25% of the voting rights attached to the outstanding voting securities or the Organization:

Name	Address	Date of Birth	Taxpayer Identification Number

For a Trust (Insert names and addresses or attach a list)

1. Current trustees of the Organization:

Name	Address	Date of Birth	Taxpayer Identification Number

Self-Certification of Trustee

Instructions: This form is intended to be used by a trustee, representing a trust who is an investor in GRUBDIAL, INC's offering.

I certify that:

1. I, , am the trustee of the ("Trust") (the "**Trustee**")

2. On or about , on behalf of the Trust, the Trustee executed a subscription agreement to purchase securities in GRUBDIAL, INC's offering;

3. As the Trustee, I have the authority to execute all Trust powers. Among other things, the Trust allocates to the Trustee the power to invest Trust funds for the benefit of the Trust by purchasing securities in private or public companies, regardless of the suitability of the investment for the Trust ("**Trust Investment**").

4. With respect to Trust Investments, the Trustee is the only person required to execute subscription agreements to purchase securities.

I certify that the above information is accurate and truthful as of the date below.

Trustee Name: on behalf of

Signature of Client:

Date of Signature:

EXHIBIT E

CO-ISSUER OPERATING AGREEMENT

LIMITED LIABILITY COMPANY AGREEMENT

OF

GRUBDIAL INVESTORS SPV, LLC

This LIMITED LIABILITY COMPANY AGREEMENT (the "**Agreement**") of GrubDial Investors SPV, LLC, a Delaware limited liability company (the "**Company**") is entered into as of October 9, 2025 by and among the Company, GrubDial, Inc. (the "**Manager**") and any other Person who, after the date hereof, becomes a Member in accordance with the terms of this Agreement (collectively, the "**Members**"). Capitalized terms used herein without definition shall have the respective meanings ascribed to them in Article X.

WHEREAS, the Company was formed to serve as a "crowdfunding vehicle" as that term is defined in Rule 3a-9 under the Investment Company Act of 1940, as amended (the "**Investment Company Act**"), which provides that the Company must be organized and operated for the sole purpose of directly acquiring, holding, and disposing of securities issued by a single crowdfunding issuer and raising capital in one or more offerings made in compliance with Regulation Crowdfunding under the Securities Act of 1933, as amended (the "**Securities Act**").

WHEREAS, the Company will undertake the limited purpose of acquiring, holding, and disposing of Securities (defined below) issued by GrubDial, Inc. (the "**Crowdfunding Issuer**"), which will also serve as the Manager of the Company.

WHEREAS, it is the intent of the Company to issue Interests (defined below) that maintain a one-to-one relationship between the number, denomination, type and rights of the securities issued by the Crowdfunding Issuer to the Company pursuant to Regulation Crowdfunding.

NOW THEREFORE, the limited liability company agreement of the Company is hereby adopted to read in its entirety as agreed upon the Company, its Manager, and the Members as follows:

ARTICLE I – ORGANIZATIONAL MATTERS

Section 1.01   <u>Name</u>. The name of the Company is GrubDial Investors SPV, LLC.

Section 1.02   <u>Principal Office</u>. The principal office of the Company is located at 524 300 Delaware Ave., Wilmington, DE 19801 or such other location as may from time to time be determined by the Manager. The Manager shall give prompt notice of any such change to each of the Members.

Section 1.03   <u>Registered Office; Registered Agent</u>. The registered office of the Company and the registered agent for service of process on the Company in the State of Delaware shall be that office and Person named in the Certificate of Formation or such other office (which need not be a place of business of the Company) or such other Person or Persons as the Manager may designate from time to time in the manner provided by the Delaware Act and Applicable Law.

Section 1.04   Purpose; Powers.

(a)   The purpose of the Company to serve as a "crowdfunding vehicle" pursuant to Rule 3a-9 under the Investment Company Act, specifically, to undertake the acquiring, holding, and disposing of the Securities issued by the Crowdfunding Issuer and to engage in any and all activities necessary or incidental thereto.

(b)   If there is any uncertainty regarding the interpretation of any provision of this Agreement, the uncertainty shall be resolved in favor of maintaining the Company's status as a "crowdfunding vehicle."

Section 1.05   Term. The term of the Company commenced on the date and time the Certificate of Formation was filed with the Secretary of State of the State of Delaware and shall continue in existence perpetually or until any earlier date when the Company is terminated in accordance with the provisions of this Agreement or as provided by law.

Section 1.06   Fiscal Year. The Company's fiscal year shall be the same as that of the Crowdfunding Issuer.

Section 1.07   Reimbursement and Payment of Expenses. All expenses incurred by the Company for the formation, operation, or winding up of the Company shall be paid by the Crowdfunding Issuer, or the Crowdfunding Issuer shall reimburse the Company for any such expenses paid by the Company. Further, any expenses incurred by the Company for its operations pursuant to its purpose identified in Section 1.04 shall be paid solely by the Crowdfunding Issuer.

ARTICLE II – MEMBERS

Section 2.01   Members. The names, mailing addresses, and Interests of the Members are set out in Schedule I attached hereto (the "**Members Schedule**"). The Manager shall maintain and update the Members Schedule upon the issuance or Transfer of any Interests to any new or existing Member in accordance with this Agreement. The Manager may also engage a registered transfer agent to maintain the Members Schedule. Members may only be natural persons.

Section 2.02   Capital Contributions; No Withdrawals.

(a)   The Members have contributed to the Company the amounts, in the form of cash, property, services, or a promissory note, or other obligation (as such amounts may be amended herein from time to time, the "**Capital Contributions**") set out in the Members Schedule. No Member is required to make additional Capital Contributions to the Company.

(b)   No Member shall be entitled to withdraw any part of a Capital Contribution or to receive any distribution from the Company, except as otherwise provided in this Agreement.

Section 2.03   Admission of Additional Members.

(a)   Additional Members may be admitted upon (i) the Crowdfunding Issuer selling additional securities of the same class or rights as when Members were first admitted to the Company, or (ii) a Transfer of Interests, subject to compliance with the provisions of ARTICLE VI, and in either case, following compliance with the provisions of Section 2.03(b).

(b) In order for any Person not already a Member of the Company to be admitted as a Member, whether pursuant to an issuance or a Transfer (including a permitted Transfer) of Interests, such

Person shall have executed and delivered to the Company a written undertaking accepting the terms of this Agreement. Upon the amendment of the Members Schedule by the Manager and the satisfaction of any other applicable conditions, including, if a condition, the receipt by the Company of payment for the issuance of the applicable Interests, such Person shall be admitted as a Member, shall be a party hereto, shall be deemed listed as such on the books and records of the Company, and thereupon shall be issued his, her, or its Interests.

Section 2.04   No Withdrawal; Death of Member.

(a)   So long as a Member continues to hold any Interest, such Member shall not have the ability to withdraw as a Member prior to the dissolution and winding up of the Company and any such withdrawal or attempted withdrawal by a Member prior to the dissolution and winding up of the Company shall be null and void. As soon as any Member ceases to hold any Interests, such Person shall no longer be a Member. A Member shall not cease to be a Member as a result of the bankruptcy of such Member or as a result of any other events specified in the Delaware Act.

(b)   The death of any Member shall not cause the dissolution of the Company. In such event, the Company and its business shall be continued by the remaining Member or Members and the Interests owned by the deceased Member shall be automatically Transferred to such Member's executors, administrators, testamentary trustees, legatees, distributees, or beneficiaries, as applicable, as permitted Transferees; provided, that any such permitted Transferee shall be admitted as a Member only upon compliance with the provisions of Section 2.03(b).

Section 2.05   Certification of Interests.

(a)   The Company may, but shall not be required to, issue certificates evidencing Interests in the Company.

(b)   Interests shall be reflected in the books and records of the Company as Units.

(c)   If the Manager shall issue certificates representing Interests in accordance with Section 2.05(a), then in addition to any other legend required by Applicable Law, all certificates representing issued and outstanding Interests shall bear a legend substantially in the following form:

THE INTERESTS REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO A LIMITED LIABILITY COMPANY AGREEMENT AMONG THE COMPANY AND ITS MEMBERS, A COPY OF WHICH IS ON FILE AT THE PRINCIPAL EXECUTIVE OFFICE OF THE COMPANY. NO TRANSFER, SALE, ASSIGNMENT, GIFT, PLEDGE, ENCUMBRANCE, HYPOTHECATION, OR OTHER DISPOSITION OF THE INTERESTS REPRESENTED BY THIS CERTIFICATE MAY BE MADE EXCEPT IN ACCORDANCE WITH THE PROVISIONS OF SUCH LIMITED LIABILITY COMPANY AGREEMENT.

THE INTERESTS REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AND HAVE BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT AND REGULATION CROWDFUNDING PROMULTATED THEREUNDER. THE TRANSFER, SALE, ASSIGNMENT, PLEDGE, HYPOTHECATION, OR OTHER DISPOSITION IS LIMITED BY SUCH LAW AND REGULATION.

Section 2.06   Meetings.

(a)   To the extent the Securities, and thus the Interests, provide the right to vote, or require approval of the holders of the Interests, meetings of the Members may be called by the Manager.

(b)   Written notice stating the place, electronic access information, date, and time of the meeting and, in the case of a meeting of the Members not regularly scheduled, describing the purposes for which the meeting is called, shall be delivered not fewer than ten (10) days and not more than thirty (30) days before the date of the meeting to each Member, by or at the direction of the Manager or the Member(s) calling the meeting, as the case may be. The Members may hold meetings at the Company's principal office or at such other place, or by electronic means as the Manager or the Member(s) calling the meeting may designate in the notice for such meeting. To the extent possible, the Manager shall give Members the same notice as provided for in the Crowdfunding Issuer's constitutive documents.

(c)   Any Member may participate in a meeting of the Members by means of telephone or other electronic communications equipment by means of which all Persons participating in the meeting hear each other, and participation in a meeting by such means shall constitute presence in person at such meeting.

(d)   On any matter that is to be voted on by the Members, a Member may vote in person or by proxy, and such proxy may be granted in writing, by means of Electronic Transmission, or as otherwise permitted by Applicable Law. Every proxy shall be revocable in the discretion of the Member executing it unless otherwise provided in such proxy; provided, that such right to revocation shall not invalidate or otherwise affect actions taken under such proxy prior to such revocation.

(e)   The business to be conducted at such meeting need not be limited to the purpose described in the notice and can include other business to be conducted by the Members; provided, that the Members shall have been notified of the meeting in accordance with Section 2.06(b). Attendance of a Member at any meeting shall constitute a waiver of notice of such meeting, except where a Member attends a meeting for the express purpose of objecting to the transaction of any business on the ground that the meeting is not lawfully called or convened.

(f)   Unless otherwise provided in the Crowdfunding Issuer's constitutive documents, whose provisions shall govern with respect to matters of quorum, a quorum of any meeting of the Members shall require the presence, whether in person or by proxy, of the Members holding a majority of the Interests. Subject to Section 2.07, no action may be taken by the Members unless the appropriate quorum is present at a meeting.

(g)   Unless otherwise provided in the Crowdfunding Issuer's constitutive documents, whose provisions shall govern with respect to matters of voting, subject to Section 2.07, Section 3.02, and Section 11.09, and any other provision of this Agreement or the Delaware Act requiring the vote, consent, or approval of a different percentage of the Interests, no action may be taken by the Members at any meeting at which a quorum is present without the affirmative vote of the Members holding a majority of the Interests.

Section 2.07   Action Without Meeting. Unless otherwise provided in the Crowdfunding Issuer's constitutive documents, whose provisions shall govern with respect to matters of action without meeting, notwithstanding the provisions of Section 2.06, any matter that is to be voted on, consented to, or approved by Members may be taken without a meeting, without prior notice, and without a vote if consented to, in writing or by Electronic Transmission, by a Member or Members holding not less than a minimum number of votes that would be necessary to authorize or take such action at a meeting at which each Member entitled

to vote on the action is present and votes on such matter. A record shall be maintained by the Manager of each such action taken by written consent of a Member or Members.

ARTICLE III – MANAGEMENT

Section 3.01   <u>Management of the Company</u>. Subject to the provisions of Section 3.02, and except as otherwise provided by the Delaware Act, the business, property, and affairs of the Company shall be managed by the Manager. The actions of the Manager taken in accordance with the provisions of this Agreement shall bind the Company. No other Member of the Company shall have any authority or right to act on behalf of or bind the Company, unless otherwise provided herein or unless specifically authorized by the Manager pursuant to a duly adopted resolution expressly authorizing such action.

Section 3.02   <u>Actions Requiring Approval of Members</u>. Without the written approval of Members holding a majority of the Interests, the Company shall not, and shall not enter into any commitment to:

(a)   Amend, modify, or waive any provisions of the Certificate of Formation or this Agreement; provided that the Manager may, without the consent of the other Members, amend the Members Schedule following any new issuance, redemption, repurchase, or Transfer of Interests in accordance with this Agreement.

(b)   Issue additional Interests or other securities outside of a Regulation Crowdfunding Offering with the Crowdfunding Issuer, except in connection with a Transfer of Interests that complies with the applicable provisions of ARTICLE VI and Section 2.03(b), or admit additional Members to the Company.

(c)   Dissolve, wind up, or liquidate the Company or initiate a bankruptcy proceeding involving the Company, at the sole discretion of the Manager; provided that no vote shall be required when such dissolution, winding up, or liquidation occurs under the terms of the Securities or Interests.

Notwithstanding the above, the Manager shall be able to take all actions necessary without the consent of the Members in order to maintain the Company's status as a crowdfunding vehicle.

Section 3.03   <u>Prohibited Actions</u>. The Manager is prohibited from having the Company take the following actions, or any other action which would result in the Company violating the conditions to be a "crowdfunding vehicle" pursuant to Rule 3a-9 under the Investment Company Act, except for transactions with the Crowdfunding Issuer pursuant to Regulation Crowdfunding. Such prohibited actions include, but are not limited to:

(a)   Incurring any indebtedness, pledge or granting liens on any assets, or guarantee, assume, endorse, or otherwise become responsible for the obligations of any other Person.

(b)   Making any loan or advance to, or a Capital Contribution or investment in, any Person.

(c)   Entering into or effecting any transaction or series of related transactions involving the purchase, lease, license, exchange, or other acquisition (including by merger, consolidation, sale of stock, or acquisition of assets) by the Company of any assets and/or equity interests.

(d)   Entering into or effect any transaction or series of related transactions involving the sale, lease, license, exchange, or other disposition (including by merger, consolidation, sale of stock, or sale of assets) by the Company of any assets and/or equity interests.

Section 3.04   Officers. The Manager may appoint one or more individuals as officers of the Company (the "**Officers**") as the Manager deems necessary or desirable to carry on the business of the Company and may delegate to such Officers such power and authority as the Manager deems advisable. An Officer is not required to be a Member of the Company. Any individual may hold two or more offices of the Company. Each Officer shall hold office until his or her successor is designated by the Manager or until his or her earlier death, resignation, or removal. Any Officer may resign at any time upon written notice to the Manager. Any Officer may be removed by the Manager at any time, with or without cause. A vacancy in any office occurring because of death, resignation, removal, or otherwise may, but need not, be filled by the Manager.

Section 3.05   Replacement and Resignation of Manager. The Manager may be removed at any time, with or without cause, by the Members holding eighty-five percent (85%) of the Interests. The Manager may resign at any time by delivering a written resignation to the Company, which resignation shall be effective upon receipt thereof unless it is specified to be effective at some other time or upon the occurrence of a particular event. Following the Manager's removal or resignation, a successor Manager shall be elected by the affirmative vote of the Members holding a majority of the Interests. The removal of the Manager shall not affect the Manager's rights as a Member and shall not constitute a withdrawal of such Member from the Company.

Section 3.06   Votes. Any vote required pursuant to this Article III may be made in accordance with Section 2.06 or Section 2.07.

ARTICLE IV – ALLOCATIONS

Section 4.01   Allocation of Profits and Losses.

(a)   All items of income, gain, loss deduction, and credit incurred or accrued by the Company shall be allocated among the Members pro rata in accordance with their respective Interests.

(b)   Notwithstanding any other provision of this Agreement, (i) "partner nonrecourse deductions" (as defined in Treasury Regulations Section 1.704-2(i)), if any, of the Company shall be allocated for each Fiscal Year to the Member that bears the economic risk of loss within the meaning of Treasury Regulations Section 1.704-2(i) and "nonrecourse deductions" (as defined in Treasury Regulations Section 1.704-2(b)) and "excess nonrecourse liabilities" (as defined in Treasury Regulations Section 1.752-3(a)), if any, shall be allocated to and among the Members in accordance with their Interests.

(c) This Agreement shall be deemed to include "qualified income offset," "minimum gain chargeback," and "partner nonrecourse debt minimum gain chargeback" provisions within the meaning of Treasury Regulations under Section 704(b) of the Code.

ARTICLE V – DISTRIBUTIONS

Section 5.01   Distributions.

(a)   In the event that any distributable cash or other assets are received by the Company from the Crowdfunding Issuer pursuant to the terms of the Securities, the Manager shall make such distributions promptly to the holders of the Interests on a one-to-one basis as if the holders of the Interests

held the Securities directly. The Manager may instruct the Crowdfunding Issuer to make such distribution directly to the holders of the Interests.

(b)   Notwithstanding any provision to the contrary contained in this Agreement, the Company shall not make any distribution to Members if such distribution would violate the Delaware Act or other Applicable Law.

ARTICLE VI – TRANSFERS

Section 6.01   <u>General Restrictions on Transfer</u>.

(a)   No Member shall Transfer all or any portion of its Interests in the Company, except with the written consent of the Manager. No Transfer of Interests to a Person not already a Member of the Company shall be deemed completed until the prospective Transferee is admitted as a Member of the Company in accordance with Section 2.03 hereof.

(b)   Notwithstanding any other provision of this Agreement (including Section 6.02), each Member agrees that it will not Transfer all or any portion of its Interests in the Company, and the Company agrees that it shall not issue any Interests:

(i)   except as permitted under the Securities Act and other applicable federal or state securities or blue sky laws;

(ii)   if such Transfer or issuance would affect the Company's existence or qualification as a limited liability company under the Delaware Act;

(iii)   if such Transfer or issuance would cause the Company to be required to register as an investment company under the Investment Company Act of 1940, as amended; or

(iv)   if such Transfer or issuance would cause the assets of the Company to be deemed "Plan Assets" as defined under the Employee Retirement Income Security Act of 1974 or its accompanying regulations or result in any "prohibited transaction" thereunder involving the Company.

(c)   Any Transfer or attempted Transfer of any Interest in violation of this Agreement shall be null and void, no such Transfer shall be recorded on the Company's books, and the purported Transferee in any such Transfer shall not be treated (and the purported Transferor shall continue to be treated) as the owner of such Interest for all purposes of this Agreement.

(d)   Except as provided in Section 2.05(b), no Transfer (including a permitted Transfer) of Interests to a Person not already a Member of the Company shall be deemed completed until the prospective Transferee (including a permitted Transferee) is admitted as a Member of the Company in accordance with Section 2.03(b) hereof.

(e)   For the avoidance of doubt, any Transfer of a Interest permitted by this Agreement shall be deemed a sale, transfer, assignment, or other disposal of such Interest in its entirety as intended by the parties to such Transfer, and shall not be deemed a sale, transfer, assignment, or other disposal of any less than all of the rights and benefits described in the definition of the term "Interest," unless otherwise explicitly agreed to by the parties to such Transfer.

Section 6.02   Further Restrictions on Transfer.

(a)   During the one-year period beginning on the date on which it acquired the Interest, a Member may not transfer such Interest except:

(i)   To the Crowdfunding Issuer;

(ii)   To an "accredited investor" within the meaning of Rule 501 of Regulation D under the Securities Act;

(iii)   As part of an offering registered under the Securities Act; or

(iv)   To a member of the Interest holder's family or the equivalent, to a trust controlled by the Interest holder, to a trust created for the benefit of a member of the family of the Interest holder or equivalent, or in connection with the death or divorce of the Interest holder or other similar circumstance.

ARTICLE VII – NO PERSONAL LIABILITY AND INDEMNIFICATION

Section 7.01   No Personal Liability: Members; Manager.

(a)   Except as otherwise provided in the Delaware Act, by Applicable Law, or expressly in this Agreement, no Member will be obligated personally for any debt, obligation, or liability of the Company or other Members, whether arising in contract, tort, or otherwise, solely by reason of being a Member.

(b)   Except as otherwise provided in the Delaware Act, by Applicable Law, or expressly in this Agreement, no Manager will be obligated personally for any debt, obligation, or liability of the Company, whether arising in contract, tort, or otherwise, solely by reason of being a Manager.

Section 7.02   Indemnification.

(a)   To the fullest extent permitted under the Delaware Act, any Covered Person (as defined in section (c) below) shall be entitled to indemnification and reimbursement of expenses by the Crowdfunding Issuer for and against any loss, damage, claim, or expense (including attorneys' fees) (collectively, "**Losses**") whatsoever incurred by the Covered Person relating to or arising out of any act or omission or alleged acts or omissions (whether or not constituting negligence) performed or omitted by any Covered Person on behalf of the Company; provided, however, that (i) any indemnity under this Section 7.02 shall be provided by the Crowdfunding Issuer, and neither any Member nor any other Person shall have any personal liability to contribute to such indemnity by the Crowdfunding Issuer; (ii) such Covered Person acted in good faith and in a manner believed by such Covered Person to be in, or not opposed to, the best interests of the Company and, with respect to any criminal proceeding, had no reasonable cause to believe his conduct was unlawful; and (iii) such Covered Person's conduct did not constitute fraud or willful misconduct, in either case as determined by a final, nonappealable order of a court of competent jurisdiction.

(b)   Upon receipt by the Company of a written undertaking by or on behalf of the Covered Person to repay such amounts if it is finally judicially determined that the Covered Person is not entitled to indemnification under this Section 7.02, the Crowdfunding Issuer shall advance, to the extent reasonably required, each Covered Person for reasonable legal or other expenses (as incurred) of such Covered Person in connection with investigating, preparing to defend, or defending any claim, lawsuit, or other proceeding relating to any Losses for which such Covered Person may be indemnified pursuant to this Section 7.02.

(c)   For purposes of this Section 7.02, "**Covered Person**" means (i) each Member of the Company; (ii) each Manager and Officer of the Company; and (iii) each officer, director, shareholder, partner, manager, member, Affiliate, employee, agent, or representative of each Member and of each Manager.

ARTICLE VIII – REPORTS, ACCOUNTING, AND TAX MATTERS

Section 8.01   Inspection Rights. Upon reasonable notice from a Member and in accordance with a proper purpose under the Delaware Act, the Company shall afford the Member access during normal business hours to the corporate, financial, and similar records, reports, and documents of the Company, and shall permit the Member to examine such documents and make copies thereof. Further, upon reasonable notice from a Member, the Manager shall make available the same such information of the Crowdfunding Issuer so long as it is for a proper purpose in accordance with the Delaware General Corporation Law.

Section 8.02   Income Tax Status. It is the intent of this Company and the Members that this Company shall be treated as partnership for US, federal, state, and local income tax purposes. Neither the Manager nor any Member shall make an election for the Company to be classified as other than a partnership pursuant to Treasury Regulations Section 301.7701-3.

Section 8.03   Tax Matters Representative.

(a)   Appointment; Resignation. The Members hereby appoint the Manager as the "partnership representative" as provided in Section 6223(a) of the Code (the "**Partnership Representative**"). The Partnership Representative can be removed at any time by a vote of Members holding 85% of the Interests of the Company, and shall resign if it is no longer the Manager. In the event of the resignation or removal of the Partnership Representative, the holders of a majority of the Interests of the Company shall appoint a new Partnership Representative.

(b)   Tax Examinations and Audits. The Partnership Representative is authorized and required to represent the Company (at the Company's expense) in connection with all examinations of the Company's affairs by any federal, state, local, or foreign taxing authority, including resulting administrative and judicial proceedings, and to expend Company funds for professional services and costs associated therewith.

The Partnership Representative shall have sole authority to act on behalf of the Company in any such examinations and any resulting administrative or judicial proceedings, and shall have sole discretion to determine whether the Company (either on its own behalf or on behalf of the Members) will contest or continue to contest any tax deficiencies assessed or proposed to be assessed by any taxing authority.

(c)   US Federal Tax Proceedings. To the extent permitted by applicable law and regulations, the Partnership Representative will cause the Company to annually elect out of the partnership audit procedures set forth in Subchapter C of Chapter 63 of the Code as amended by the Bipartisan Budget Act of 2015 (the "**Revised Partnership Audit Rules**") pursuant to Section 6221(b) of the Code. For any year in which applicable law and regulations do not permit the Company to elect out of the Revised Partnership Audit Rules, then within forty-five (45) days of any notice of final partnership adjustment, the Partnership Representative will cause the Company to elect the alternative procedure under Section 6226 of the Code, and furnish to the Internal Revenue Service and each Member (including former Members) during the year or years to which the notice of final partnership adjustment relates a statement of the Member's share of any adjustment set forth in the notice of final partnership adjustment.

(d) Section 754 Election. The Partnership Representative shall make an election under Section 754 of the Code only with the agreement in writing of a majority of the outstanding Interests.

(e) Indemnification. The Company, through the Crowdfunding Issuer, shall defend, indemnify, and hold harmless the Partnership Representative against any and all liabilities sustained as a result of any act or decision concerning Company tax matters and within the scope of such Member's responsibilities as Partnership Representative, so long as such act or decision was done or made in good faith and does not constitute gross negligence or willful misconduct.

Section 8.04 Tax Returns.

(a) At the expense of the Crowdfunding Issuer, the Manager will cause the preparation and timely filing (including extensions) of all tax returns required to be filed by the Company pursuant to the Code as well as all other required tax returns in each jurisdiction in which the Company owns property or does business. As soon as reasonably possible after the end of each Fiscal Year, the Manager will deliver to each Member, Company information necessary for the preparation of such Member's federal, state, and local income tax returns for such Fiscal Year.

(b) Each Member agrees that such Member shall not treat any Company item on such Member's federal, state, foreign, or other income tax return inconsistently with the treatment of the item on the Company's return.

Section 8.05 Reports under Regulation Crowdfunding.

(a) The Manager shall provide all information necessary to the Crowdfunding Issuer for the Crowdfunding Issuer to make such ongoing reports as required by Regulation Crowdfunding.

(b) The Manager will cause the prompt distribution of any disclosure, and ongoing reports prepared by the Crowdfunding Issuer as soon as such disclosures and ongoing reports are completed by the Crowdfunding Issuer.

ARTICLE IX – DISSOLUTION AND LIQUIDATION

Section 9.01 Events of Dissolution. The Company shall be dissolved and its affairs wound up only upon the occurrence of any of the following events:

(a) An election to dissolve the Company made by holders of 85% of the Interests;

(b) The sale, exchange, involuntary conversion, or other disposition or Transfer of all or substantially all of the assets of the Crowdfunding Issuer;

(c) Declaration of effectiveness of a registration statement covering the Securities under the Securities Act or the Securities Exchange Act of 1934, as amended, by the Crowdfunding Issuer; or

(d) The entry of a decree of judicial dissolution under the Delaware Act.

Section 9.02 Effectiveness of Dissolution. Dissolution of the Company shall be effective on the day on which the event described in Section 9.01 occurs, but the Company shall not terminate until the winding up of the Company has been completed, the assets of the Company have been distributed as provided in Section 9.03, and the Certificate of Formation shall have been cancelled as provided in Section 9.04.

Section 9.03   Liquidation. If the Company is dissolved pursuant to Section 9.01, the Company shall be liquidated and its business and affairs wound up in accordance with the Delaware Act and the following provisions:

(a)   The Manager, or another Person selected by the Manager, shall act as liquidator to wind up the Company (the "**Liquidator**"). The Liquidator shall have full power and authority to distribute, sell, assign, and encumber any or all of the Company's assets and to wind up and liquidate the affairs of the Company in an orderly and business-like manner, in compliance with rules and regulations applicable to a "crowdfunding vehicle."

(b)   As promptly as possible after dissolution and again after final liquidation, the Liquidator shall cause a proper accounting to be made of the Company's Securities, assets, liabilities, and operations through the last day of the calendar month in which the dissolution occurs or the final liquidation is completed, as applicable.

(c)   The Liquidator shall transfer ownership of the Securities to the Interest holders.

(d)   The Liquidator shall then liquidate the assets of the Company, if any, and distribute the proceeds of such liquidation in the following order of priority, unless otherwise required by mandatory provisions of Applicable Law, and with any amounts to be paid to creditors to be paid by the Crowdfunding Issuer:

(i)   First, to the payment of the Company's debts and liabilities to its creditors (including Members, if applicable) and the expenses of liquidation (including sales commissions incident to any sales of assets of the Company);

(ii)   Second, to the establishment of and additions to reserves that are determined by the Manager to be reasonably necessary for any contingent unforeseen liabilities or obligations of the Company; and

(iii)   Third, to the Members, on a pro rata basis, in accordance with the positive balances in their respective Capital Accounts, as determined after taking into account all Capital Account adjustments for the taxable year of the Company during which the liquidation of the Company occurs.

Section 9.04   Required Filings. Upon completion of the winding up of the Company, the Liquidator shall make all necessary filings required by the Delaware Act.

ARTICLE X – Definitions

Section 10.01   Definitions. Capitalized terms used herein and not otherwise defined shall have the meanings set forth in this Section 10.01:

(a)   "**Affiliate**" means, with respect to any Person, any other Person who, directly or indirectly, controls, is controlled by, or is under common control with such Person. For purposes of this definition, "control" when used with respect to any specified Person, shall mean the power, direct or indirect, to direct or cause the direction of the management and policies of such Person, whether through ownership of voting securities or partnership or other ownership interests, by contract, or otherwise; and the terms "controlling" and "controlled" shall have correlative meanings.

(b)   "**Applicable Law**" means all applicable provisions of (i) constitutions, treaties, statutes, laws (including the common law), rules, regulations, decrees, ordinances, codes, proclamations, declarations, or orders of any Governmental Authority; (ii) any consents or approvals of any Governmental

Authority; and (iii) any orders, decisions, advisory, or interpretative opinions, injunctions, judgments, awards, decrees of, or agreements with, any Governmental Authority.

(c)   "**Certificate of Formation**" means the certificate of formation filed with the Delaware Secretary of State on October 9, 2025.

(d)   "**Code**" means the Internal Revenue Code of 1986, as amended.

(e)   "**Delaware Act**" means the Delaware Limited Liability Company Act and any successor statute, as it may be amended from time to time.

(f)   "**Electronic Transmission**" means any form of communication not directly involving the physical transmission of paper that creates a record that may be retained, retrieved, and reviewed by a recipient thereof and that may be directly reproduced in paper form by such a recipient through an automated process.

(g)   "**Fiscal Year**" means the calendar year, unless the Company is required or elects to have a taxable year other than the calendar year, in which case Fiscal Year shall be the period that conforms to its taxable year.

(h)   "**Governmental Authority**" means any federal, state, local, or foreign government or political subdivision thereof, or any agency or instrumentality of such government or political subdivision, or any self-regulated organization or other non-governmental regulatory authority or quasigovernmental authority (to the extent that the rules, regulations, or orders of such organization or authority have the force of law), or any arbitrator, court, or tribunal of competent jurisdiction.

(i)   "**Interest**" means an interest in the Company owned by a Member, including such Member's rights to (i) receive a distributive share of Company assets and items of Company income, gain, loss, and deduction; (ii) vote, consent, or participate in any Member decisions provided in this Agreement and the Delaware Act; and (iii) receive any and all other benefits due to a Member under this Agreement and the Delaware Act.

(j)   "**Lien**" means any mortgage, pledge, security interest, option, right of first offer, encumbrance, or other restriction or limitation of any nature whatsoever.

(k)   "**Manager**" means, initially, GrubDial, Inc., or such other Member as may be designated or become the Manager pursuant to the terms of this Agreement.

(l)   "**Person**" means an individual, corporation, partnership, joint venture, limited liability company, Governmental Authority, unincorporated organization, trust, association, or other entity.

(m)   "**Securities**" means the underlying securities (i.e., Class B Common Stock) of the Crowdfunding Issuer issued in a Regulation CF offering.

(n)   "**Securities Act**" means the Securities Act of 1933, as amended, or any successor federal statute, and the rules and regulations thereunder, which shall be in effect at the time.

(o)   "**Transfer**" means to sell, transfer, assign, gift, pledge, encumber, hypothecate, or similarly dispose of, directly or indirectly, voluntarily or involuntarily, by operation of law or otherwise, or to enter into any contract, option, or other arrangement or understanding with respect to the sale, transfer, assignment, gift, pledge, encumbrance, hypothecation, or similar disposition of, any Interests or any interest (including a beneficial interest) therein. "**Transfer**" when used as a noun shall have a correlative meaning.

(p)   **"Transferor" and "Transferee"** mean a Person who makes or receives a Transfer, respectively.

(q)   **"Units"** shall be the measure by which each Member's Interest is determined. The Company is not obligated to issue certificates to represent any Units. A transfer of Units will include a transfer of the Capital Account that is attributable to such Units as of the effective date of such transfer determined in accordance with Section 6.01, and such will be determined on a proportionate basis if fewer than all of the Units owned by any Member are being transferred by such Member. Each Unit shall carry an incremental dollar amount established by the Manager for the sale of Interests that investors can purchase in order to become Members of the Company.

ARTICLE XI – MISCELLANEOUS

Section 11.01   Governing Law. This Agreement shall be governed by and construed in accordance with the internal laws of the State of Delaware, without giving effect to any choice or conflict of law provision or rule (whether of the State of Delaware or any jurisdiction).

Section 11.02   Submission to Jurisdiction. The parties hereby agree that any suit, action, or proceeding based on any matter arising out of or in connection with, this Agreement or the transactions contemplated hereby, shall be brought in the federal courts of the United States of America or the courts of the State of Delaware. Each of the parties hereby irrevocably consents to the jurisdiction of such courts (and of the appropriate appellate courts therefrom) in any such suit, action, or proceeding.

Section 11.03   Waiver of Jury Trial. EACH PARTY HERETO HEREBY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY THAT MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES AND, THEREFORE, EACH SUCH PARTY IRREVOCABLY AND UNCONDITIONALLY WAVIES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LEGAL ACTION ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

Section 11.04   Waiver. No waiver by any party of any of the provisions hereof shall be effective unless explicitly set forth in writing and signed by the party so waiving. No failure to exercise, or delay in exercising, any right, remedy, power, or privilege arising from this Agreement shall operate or be construed as a waiver thereof, nor shall any single or partial exercise of any right, remedy, power, or privilege hereunder preclude any other or further exercise thereof or the exercise of any other right, remedy, power, or privilege. Nothing contained in this Section 11.04 shall diminish the waiver described in Section 11.03.

Section 11.05   Notices. All notices, requests, consents, claims, demands, waivers, and other communications hereunder shall be in writing and shall be deemed to have been given:

(a)   when delivered by hand;

(b)   when received by the addressee if sent by a nationally recognized overnight courier;

(c)   on the date sent by facsimile or email of a PDF document (with confirmation of transmission) if sent during normal business hours of the recipient, and on the next business day if sent after normal business hours of the recipient; or

(d)   on the third day after the date mailed, by certified or registered mail, return receipt requested, postage prepaid.

Such communications must be sent to the respective parties at the following addresses (or at such other addresses for a party as shall be specified in a notice given in accordance with this Section 11.05):

If to the Company:	c/o GrubDial, Inc. 4469 Rte. 27 Princeton, NJ 08540 Email: kalpesh@grubdial.ai Attention: Kalpesh Shethia, CEO of GrubDial, Inc.
If to the Manager:	4469 Rte. 27 Princeton, NJ 08540 Email: kalpesh@grubdial.ai Attention: Kalpesh Shethia, CEO
If to a Member:	To the Member's respective mailing address as set forth on the Members Schedule.

Section 11.06   Remedies. In the event of any actual or prospective breach or default by any party, the other parties shall be entitled to equitable relief, including remedies in the nature of injunction and specific performance, awarded by a court of competent jurisdiction (without being required to post a bond or other security or to establish any actual damages). In this regard, the parties acknowledge and agree that they will be irreparably damaged in the event this Agreement is not specifically enforced, since (among other things) the Interests are not readily marketable. All remedies hereunder are cumulative and not exclusive, may be exercised concurrently, and nothing herein shall be deemed to prohibit or limit any party from pursuing any other remedy or relief available at law or in equity for any actual or prospective breach or default, including recovery of damages. In addition, the parties hereby waive and renounce any defense to such equitable relief that an adequate remedy at law may exist.

Section 11.07   Severability. If any term or provision of this Agreement is held to be invalid, illegal, or unenforceable under Applicable Law in any jurisdiction, such invalidity, illegality, or unenforceability shall not affect any other term or provision of this Agreement or invalidate or render unenforceable such term or provision in any other jurisdiction.

Section 11.08   Successors and Assigns. Subject to the restrictions on Transfers set forth herein, this Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective heirs, executors, administrators, successors, and assigns.

Section 11.09   Amendment. No provision of this Agreement may be amended or modified except by an instrument in writing executed by Members holding 85% of the Interests. Any such written amendment or modification will be binding upon the Company and each Member. Notwithstanding the foregoing, amendments to the Members Schedule may be made by the Manager in accordance with Section 3.02(a).

Section 11.10   Headings. The headings in this Agreement are inserted for convenience or reference only and are in no way intended to describe, interpret, define, or limit the scope, extent, or intent of this Agreement or any provision of this Agreement.

Section 11.11   Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which together shall be deemed to be one and the same agreement.

Section 11.12   Entire Agreement. This Agreement, together with the Certificate of Formation and all related Exhibits and Schedules, constitutes the sole and entire agreement of the parties to this Agreement with respect to the subject matter contained herein and therein, and supersedes all prior and contemporaneous understandings, agreements, representations, and warranties, both written and oral, with respect to such subject matter.

Section 11.13   No Third-Party Beneficiaries. Except as provided in ARTICLE VII, this Agreement is for the sole benefit of the parties hereto (and their respective heirs, executors, administrators, legal representatives, successors, and permitted assigns) and nothing herein, express or implied, is intended to or shall confer upon any other Person, including any creditor of the Company, any legal or equitable right, benefit, or remedy of any nature whatsoever under or by reason of this Agreement.

[Remainder of page intentionally left blank]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

COMPANY:

GRUBDIAL INVESTORS SPV, LLC

By: GrubDial, Inc., a Delaware corporation,

Its Manager

Signed by:

By: ______________________
C5A41B6431C946C...

Name: Kalpesh Shethia

Title: CEO

[SIGNATURE PAGE TO GRUBDIAL INVESTORS SPV, LLC OPERATING AGREEMENT]

SCHEDULE I

MEMBERS SCHEDULE

Individual/Entity Name	Cash Contribution	Interests/Units

EXHIBIT F

ISSUER AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

GRUBDIAL, INC.

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

GrubDial, Inc., a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware (the "***DGCL***"),

DOES HEREBY CERTIFY:

1. That the name of the Corporation is GrubDial, Inc. (the "***Corporation***") and that this Corporation was originally incorporated pursuant to the DGCL on November 12, 2024, under the name "GrubDial, Inc.".

2. That the Board of Directors of the Corporation (the "***Board***") duly adopted resolutions proposing to amend and restate the Certificate of Incorporation of the Corporation, declaring said amendment and restatement to be advisable and in the best interests of the Corporation and its stockholders, and authorizing the appropriate officers of the Corporation to solicit the consent of the stockholders therefor, which resolution setting forth the proposed amendment and restatement is as follows:

   RESOLVED, that the Certificate of Incorporation of the Corporation be amended and restated in its entirety to read as set forth in the Amended and Restated Certificate of Incorporation in Exhibit A, attached hereto and incorporated herein by reference.

3. This Amended and Restated Certificate of Incorporation was approved by the holders of the requisite number of shares of the Corporation in accordance with Section 228 of the DGCL.

4. This Amended and Restated Certificate of Incorporation, which restates and integrates and further amends the provisions of the Corporation's Certificate of Incorporation, has been duly adopted in accordance with Sections 242 and 245 of the DGCL.

IN WITNESS WHEREOF, this Amended and Restated Certificate of Incorporation has been executed by a duly authorized officer of the Corporation on this 7th day of November, 2025.

Signed by:
By: Kalpesh Shethia ____________________
C5A41B8431C946C...
Name: Kalpesh Shethia, CEO

State of Delaware
Secretary of State
Division of Corporations
Delivered 11:17 AM 11/10/2025
FILED 11:17 AM 11/10/2025
SR 20254513015 - File Number 10002988

EXHIBIT A

AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION

OF

GRUBDIAL, INC.

ARTICLE I

The name of the Corporation is GrubDial, Inc. (the "**Corporation**").

ARTICLE II

The address of the Corporation's registered office in the State of Delaware is 251 Little Falls Drive, Wilmington, New Castle County, Delaware 19808. The name of its registered agent at such address is Corporation Service Company.

ARTICLE III

The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the Delaware General Corporation Law.

ARTICLE IV

(A)　**Authorized Capital**. The authorized capital of the Corporation shall consist of (i) Twelve Million (12,000,000) shares of common stock with $0.00001 par value per share ("**Common Stock**"), of which Eight Million (8,000,000) are designated as "**Class A Common Stock**" and Four Million (4,000,000) are designated as "**Class B Common Stock**," and (ii) Four Million (4,000,000) shares of preferred stock with $0.00001 par value per share ("**Preferred Stock**").

(B)　**Common Stock**.

(i)　**In General**. The voting, dividend, and liquidation rights of the holders of the Common Stock are subject to and qualified by the rights, powers, and preferences of the holders of the Preferred Stock set forth herein.

(ii)　**Voting Rights**.

(a)　<u>Class A Common Stock</u>: Each outstanding share of Class A Common Stock shall be entitled to vote on each matter on which the stockholders of the Corporation shall be entitled to vote, and each holder of Class A Common Stock shall be entitled to ten (10) votes for each share of Class A Common Stock held by such holder.

(b)   <u>Class B Common Stock</u>. Each outstanding share of Class B Common Stock shall be entitled to vote on each matter on which the stockholders of the Corporation shall be entitled to vote, and each holder of Class B Common Stock shall be entitled to one (1) vote for each share of Class B Common Stock held by such holder.

(iii)   **Other Rights**. Except with respect to voting rights, the rights, preferences, powers, privileges, and the restrictions, qualifications and limitations of the Class A Common Stock and the Class B Common Stock are identical. Without limiting the preceding sentence (i) holders of the Class A Voting Common Stock and the Class B Non-Voting Common Stock shall have identical rights with respect to dividends, the identical right to receive consideration upon the or consolidation of the Corporation into another entity; and (ii) if the Corporation shall in any manner split, subdivide, or combine the outstanding shares of Class A Common Stock or Class B Common Stock, the outstanding shares of the other such class of stock shall likewise be split, subdivided or combined in the same manner proportionately and on the same basis per share.

(iv)   **Conversion**. Upon the filing and effectiveness (the "**Effective Time**") pursuant to the Delaware General Corporation Law of this Amended and Restated Certificate of Incorporation, (a) each share of the Corporation's Common Stock outstanding immediately prior to the Effective Time shall, automatically and without any action on the part of the respective holders thereof, be subdivided, split and converted into **one (1)** fully-paid and non-assessable share of Class A Common Stock having a par value of $0.00001 per share (the "**Conversion**"). Each certificate that immediately prior to the Effective Time represented shares of Common Stock ("**Common Stock Old Certificates**"), shall thereafter represent that number of shares of Class A Common Stock into which the shares of Common Stock represented by the Common Stock Old Certificates shall have been converted.

(C)   **Preferred Stock**. The Board of Directors of the Corporation shall have the authority to authorize the issuance of Preferred Stock in one or more classes or series. The number and designation of such shares, and the respective rights (including voting rights) preferences, powers, privileges, restrictions, qualifications and limitations of such shares shall be set forth in one or more resolutions of the Board of Directors. The shares of each class or series of Preferred Stock may vary from the shares of any other class or series in any respect. The Board of Directors may increase the number of shares of Preferred Stock designated for any existing class or series by a resolution adding to such class or series authorized and unissued shares of the Preferred Stock not designated for any existing class or series of the Preferred Stock.

ARTICLE V

The business and affairs of the Corporation shall be managed by or under the direction of the Board of Directors. Elections of directors need not be by written ballot unless otherwise provided in the Bylaws of the Corporation. In furtherance of and not in limitation of the powers conferred by the laws of the state of Delaware, the Board of Directors of the Corporation is expressly authorized to make, amend or repeal Bylaws of the Corporation.

Distributions by the Corporation may be made without regard to "preferential dividends arrears amount" or any "preferential rights," as such terms may be used in Section 500 of the California Corporations Code.

ARTICLE VI

(A)   To the fullest extent permitted by the Delaware General Corporation Law, as the same exists or as may hereafter be amended, no director or officer of the Corporation shall be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director or officer. Solely for purposes of this paragraph, "officer" shall have the meaning provided in Section 102(b)(7) of the Delaware General Corporation Law as amended from time to time.

(B)   The Corporation shall indemnify to the fullest extent permitted by law any person made or threatened to be made a party to an action or proceeding, whether criminal, civil, administrative or investigative, by reason of the fact that he, his testator or intestate is or was a director or officer of the Corporation or any predecessor of the Corporation, or serves or served at any other enterprise as a director or officer at the request of the Corporation or any predecessor to the Corporation.

(C)   Neither any amendment nor repeal of this Article VI, nor the adoption of any provision of the Corporation's Certificate of Incorporation inconsistent with this Article VI, shall eliminate or reduce the effect of this Article VI in respect of any matter occurring, or any action or proceeding accruing or arising or that, but for this Article VI, would accrue or arise, prior to such amendment, repeal or adoption of an inconsistent provision.

ARTICLE VII

Unless the Corporation consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall be the sole and exclusive forum for (A) any derivative action or proceeding asserting a claim on behalf of the Corporation, (B) any action or proceeding asserting a claim of breach of a fiduciary duty owed by any current or former director, officer, employee or agent of the Corporation to the Corporation or the Corporation's stockholders, (C) any action or proceeding asserting a claim against the Corporation arising pursuant to any provision of the Delaware General Corporation Law or the Corporation's Certificate of Incorporation or Bylaws, (D) any action or proceeding asserting a claim as to which the Delaware General Corporation Law confers jurisdiction upon the Court of Chancery of the State of Delaware, or (E) any action or proceeding asserting a claim governed by the internal affairs doctrine, in each case subject to said Court of Chancery having personal jurisdiction over the indispensable parties named as defendants therein.

ARTICLE VIII

Unless and except to the extent that the by-laws of the Corporation so require, the election of directions need not be by written ballot.

ARTICLE IX

In furtherance and not in limitation of the powers conferred by the Delaware General Corporation Law, the board of directors is expressly authorized to adopt, amend or repeal the bylaws or adopt new

bylaws without any action on the part of the stockholders; provided that any bylaw adopted or amended by the board of directors, and any powers thereby conferred, may be amended, altered or repealed by the stockholders.

ARTICLE X

The Corporation shall have the right, subject to any express provisions or restrictions contained in the Certificate of Incorporation or bylaws, from time to time, to amend, alter or repeal any provision of the Certificate of Incorporation in any manner now or hereafter provided by law, and all rights and powers of any kind conferred upon a director or stockholder by this Amended and Restated Certificate of Incorporation or any amendment thereof are conferred subject to such right.

ARTICLE XI

The effective date of the filing of this Amended and Restated Certificate of Incorporation shall be the date of its filing.

[Remainder of page intentionally left blank]

IN WITNESS WHEREOF, the Corporation has caused this Amended and Restated Certificate of Incorporation to be signed this 7th day of November, 2025.

By: *kalpesh Shethia*
C5A41B6431C946C...

Name: Kalpesh Shethia

Title: Chief Executive Officer

EXHIBIT G

ISSUER BYLAWS

BYLAWS

OF

GRUBDIAL, INC

TABLE OF CONTENTS

Page

BYLAWS

OF

GRUBDIAL, INC

ARTICLE I

CORPORATE OFFICES

1.1 **Offices**

In addition to the corporation's registered office set forth in the certificate of incorporation, the Board of Directors may at any time establish other offices at any place or places where the corporation is qualified to do business.

ARTICLE II

MEETINGS OF STOCKHOLDERS

2.1 **Place Of Meetings**

Meetings of stockholders shall be held at any place, within or outside the state of Delaware, designated by the Board of Directors. The Board of Directors may, in its sole discretion, determine that a meeting of stockholders shall not be held at any place, but may instead be held solely by means of remote communication as authorized by Section 211(a)(2) of the Delaware General Corporation Law. In the absence of any such designation or determination, stockholders' meetings shall be held at the registered office of the corporation.

2.2 **Annual Meeting**

The annual meeting of stockholders shall be held on such date, time and place, either within or without the state of Delaware, as may be designated by resolution of the Board of Directors each year. At the meeting, directors shall be elected and any other proper business may be transacted.

2.3 **Special Meeting**

A special meeting of the stockholders may be called at any time by the Board of Directors, the chairperson of the board, the chief executive officer, the president or by one or more stockholders holding shares in the aggregate entitled to cast not less than 10% of the votes at that meeting.

If a special meeting is called by any person or persons other than the Board of Directors, the chairperson of the board, the chief executive officer or the president, the request

shall be in writing, specifying the time of such meeting and the general nature of the business proposed to be transacted, and shall be delivered personally or sent by registered mail or by email, fax, telegraphic or other facsimile or electronic transmission to the chairperson of the board, the chief executive officer, the president or the secretary of the corporation. No business may be transacted at such special meeting otherwise than specified in such notice. The officer receiving the request shall cause notice to be promptly given to the stockholders entitled to vote, in accordance with the provisions of Sections 2.4 and 2.5 of this Article II, that a meeting will be held at the time requested by the person or persons calling the meeting, not less than 35 nor more than 60 days after the receipt of the request. If the notice is not given within 20 days after the receipt of the request, the person or persons requesting the meeting may give the notice. Nothing contained in this paragraph of this Section 2.3 shall be construed as limiting, fixing, or affecting the time when a meeting of stockholders called by action of the Board of Directors may be held.

2.4   **Notice Of Stockholders' Meetings**

All notices of meetings with stockholders shall be in writing and shall be sent or otherwise given in accordance with Section 2.5 of these bylaws not less than 10 nor more than 60 days before the date of the meeting to each stockholder entitled to vote at such meeting. The notice shall specify the place (if any), date and hour of the meeting, and in the case of a special meeting, the purpose or purposes for which the meeting is called.

2.5   **Manner Of Giving Notice; Affidavit Of Notice**

Written notice of any meeting of stockholders, if mailed, is given when deposited in the United States mail, postage prepaid, directed to the stockholder at his or her address as it appears on the records of the corporation. Without limiting the manner by which notice otherwise may be given effectively to stockholders, any notice to stockholders may be given by electronic mail or other electronic transmission, in the manner provided in Section 232 of the Delaware General Corporation Law. An affidavit of the secretary or an assistant secretary or of the transfer agent of the corporation that the notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein.

2.6   **Quorum**

The holders of a majority of the shares of stock issued and outstanding and entitled to vote thereat, present in person or represented by proxy, shall constitute a quorum at all meetings of the stockholders for the transaction of business except as otherwise provided by statute or by the certificate of incorporation. If, however, such quorum is not present or represented at any meeting of the stockholders, then either (a) the chairperson of the meeting or (b) holders of a majority of the shares of stock entitled to vote who are present, in person or by proxy, shall have power to adjourn the meeting to another place (if any), date or time.

2.7   **Adjourned Meeting; Notice**

When a meeting is adjourned to another place (if any), date or time, unless these bylaws otherwise require, notice need not be given of the adjourned meeting if the time and place (if any), thereof and the means of remote communications (if any) by which stockholders and proxyholders may be deemed to be present and vote at such adjourned meeting, are

announced at the meeting at which the adjournment is taken. At the adjourned meeting the corporation may transact any business that might have been transacted at the original meeting. If the adjournment is for more than 30 days, or if after the adjournment a new record date is fixed for the adjourned meeting, notice of the place (if any), date and time of the adjourned meeting and the means of remote communications (if any) by which stockholders and proxy holders may be deemed to be present in person and vote at such adjourned meeting shall be given to each stockholder of record entitled to vote at the meeting.

2.8 **Organization; Conduct Of Business**

Such person as the Board of Directors may have designated or, in the absence of such a person, the chief executive officer, or in his or her absence, the president or, in his or her absence, such person as may be chosen by the holders of a majority of the shares entitled to vote who are present, in person or by proxy, shall call to order any meeting of the stockholders and act as chairperson of the meeting. In the absence of the secretary of the corporation, the secretary of the meeting shall be such person as the chairperson of the meeting appoints.

The chairperson of any meeting of stockholders shall determine the order of business and the procedure at the meeting, including the manner of voting and the conduct of business. The date and time of opening and closing of the polls for each matter upon which the stockholders will vote at the meeting shall be announced at the meeting.

2.9 **Voting**

The stockholders entitled to vote at any meeting of stockholders shall be determined in accordance with the provisions of Section 2.12 of these bylaws, subject to the provisions of Sections 217 and 218 of the Delaware General Corporation Law (relating to voting rights of fiduciaries, pledgors and joint owners of stock and to voting trusts and other voting agreements).

Except as may be otherwise provided in the certificate of incorporation, each stockholder shall be entitled to one vote for each share of capital stock held by such stockholder. All elections shall be determined by a plurality of the votes cast, and except as otherwise required by law, all other matters shall be determined by a majority of the votes cast affirmatively or negatively.

2.10 **Waiver Of Notice**

Whenever notice is required to be given under any provision of the Delaware General Corporation Law or of the certificate of incorporation or these bylaws, a written waiver thereof, signed by the person entitled to notice, or waiver by electronic mail or other electronic transmission by such person, whether before or after the time stated therein, shall be deemed equivalent to notice. Attendance of a person at a meeting shall constitute a waiver of notice of such meeting, except when the person attends a meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened. Neither the business to be transacted at, nor the purpose of, any regular or special meeting of the stockholders need be specified in any written waiver of notice,

or any waiver of notice by electronic transmission, unless so required by the certificate of incorporation or these bylaws.

2.11   **Stockholder Action By Written Consent Without A Meeting**

Unless otherwise provided in the certificate of incorporation, any action required to be taken at any annual or special meeting of stockholders of the corporation, or any action that may be taken at any annual or special meeting of such stockholders, may be taken without a meeting, without prior notice, and without a vote if a consent in writing, setting forth the action so taken, is (a) signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted, and (b) delivered to the corporation in accordance with Section 228(a) of the Delaware General Corporation Law.

Every written consent shall bear the date of signature of each stockholder who signs the consent and no written consent shall be effective to take the corporate action referred to therein unless, within 60 days of the date the earliest dated consent is delivered to the corporation, a written consent or consents signed by a sufficient number of holders to take action are delivered to the corporation in the manner prescribed in this Section. A telegram, cablegram, electronic mail or other electronic transmission consenting to an action to be taken and transmitted by a stockholder or proxyholder, or by a person or persons authorized to act for a stockholder or proxyholder, shall be deemed to be written, signed and dated for purposes of this Section to the extent permitted by law. Any such consent shall be delivered in accordance with Section 228(d)(1) of the Delaware General Corporation Law.

Any copy, facsimile or other reliable reproduction of a consent in writing may be substituted or used in lieu of the original writing for any and all purposes for which the original writing could be used, provided that such copy, facsimile or other reproduction shall be a complete reproduction of the entire original writing.

Prompt notice of the taking of the corporate action without a meeting by less than unanimous written consent shall be given to those stockholders who have not consented in writing (including by electronic mail or other electronic transmission as permitted by law). If the action which is consented to is such as would have required the filing of a certificate under any section of the Delaware General Corporation Law if such action had been voted on by stockholders at a meeting thereof, then the certificate filed under such section shall state, in lieu of any statement required by such section concerning any vote of stockholders, that written notice and written consent have been given as provided in Section 228 of the Delaware General Corporation Law.

2.12   **Record Date For Stockholder Notice; Voting; Giving Consents**

In order that the corporation may determine the stockholders entitled to notice of or to vote at any meeting of stockholders or any adjournment thereof, or entitled to express consent to corporate action in writing without a meeting, or entitled to receive payment of any dividend or other distribution or allotment of any rights, or entitled to exercise any rights in respect of any change, conversion or exchange of stock or for the purpose of any other lawful

action, the Board of Directors may fix, in advance, a record date, which shall not be more than 60 nor less than 10 days before the date of such meeting, nor more than 60 days prior to any other action.

If the Board of Directors does not so fix a record date:

(a)   The record date for determining stockholders entitled to notice of or to vote at a meeting of stockholders shall be at the close of business on the day next preceding the day on which notice is given, or, if notice is waived, at the close of business on the day next preceding the day on which the meeting is held.

(b)   The record date for determining stockholders entitled to consent to corporate action in writing without a meeting, when no prior action by the Board of Directors is necessary, shall be the day on which the first written consent (including consent by electronic mail or other electronic transmission as permitted by law) is delivered to the corporation.

(c)   The record date for determining stockholders for any other purpose shall be at the close of business on the day on which the Board of Directors adopts the resolution relating thereto.

A determination of stockholders of record entitled to notice of or to vote at a meeting of stockholders shall apply to any adjournment of the meeting, if such adjournment is for 30 days or less; provided, however, that the Board of Directors may fix a new record date for the adjourned meeting.

2.13   **Proxies**

Each stockholder entitled to vote at a meeting of stockholders or to express consent or dissent to corporate action in writing without a meeting may authorize another person or persons to act for such stockholder by an instrument in writing or by an electronic transmission permitted by law filed with the secretary of the corporation, but no such proxy shall be voted or acted upon after three years from its date, unless the proxy provides for a longer period. A proxy shall be deemed signed if the stockholder's name is placed on the proxy (whether by manual signature, typewriting, facsimile, electronic or telegraphic transmission or otherwise) by the stockholder or the stockholder's attorney-in-fact. The revocability of a proxy that states on its face that it is irrevocable shall be governed by the provisions of Section 212(e) of the Delaware General Corporation Law.

ARTICLE III

DIRECTORS

3.1   **Powers**

Subject to the provisions of the Delaware General Corporation Law and any limitations in the certificate of incorporation or these bylaws relating to action required to be approved by the stockholders or by the outstanding shares, the business and affairs of the

corporation shall be managed and all corporate powers shall be exercised by or under the direction of the Board of Directors.

3.2   **Number Of Directors**

(a)   The total number of directors constituting the entire Board of Directors (the "Number of Authorized Directors") shall be fixed or changed in the manner provided in these bylaws, unless the certificate of incorporation fixes the Number of Authorized Directors, in which case the Number of Authorized Directors shall be changed only by amendment of the certificate of incorporation.

(b)   Subject to Section 3.4 of these bylaws, the Number of Authorized Directors may be fixed or changed: (i) by a resolution of the Board of Directors or of the stockholders, or (ii) if applicable, by action of the incorporator(s) (which includes any person(s) acting, in accordance with the Delaware General Corporation Law, on behalf of any incorporator(s) not available to act) before the election of the initial Board of Directors. No reduction of the Number of Authorized Directors shall have the effect of removing any director before such director's term of office expires.

(c)   If the Number of Authorized Directors is already fixed (whether by the certificate of incorporation, resolution of the Board of Directors or of the stockholders, action of the incorporators(s) before the election of the initial Board of Directors, or otherwise in accordance with the Delaware General Corporation Law) at the time the adoption of these bylaws is effective (the "Effective Time"), then the Number of Authorized Directors, until changed in accordance with this Section 3.2, is such already fixed Number of Authorized Directors.

(d)   If the Number of Authorized Directors is not already fixed at the Effective Time, then: (i) if there are directors in office at the Effective Time, the Number of Authorized Directors, until changed in accordance with this Section 3.2, is the total number of directors in office at the Effective Time, or (ii) if there are no directors in office at the Effective Time, the Number of Authorized Directors, until fixed or changed in accordance with this Section 3.2, is the total number of directors on the Board of Directors as first constituted following the Effective Time (whether such directors are elected by resolution of the stockholders, action of the incorporators(s) before the election of the initial Board of Directors, or otherwise in accordance with the Delaware General Corporation Law).

3.3   **Election, Qualification And Term Of Office Of Directors**

Except as provided in Section 3.4 of these bylaws, and unless otherwise provided in the certificate of incorporation, directors shall be elected at each annual meeting of stockholders to hold office until the next annual meeting. Directors need not be stockholders unless so required by the certificate of incorporation or these bylaws, wherein other qualifications for directors may be prescribed. Each director, including a director elected to fill a vacancy, shall hold office until his or her successor is elected and qualified or until his or her earlier resignation or removal.

Unless otherwise specified in the certificate of incorporation, elections of directors need not be by written ballot.

3.4   **Resignation And Vacancies**

Any director may resign at any time upon written notice to the attention of the Secretary of the corporation. Notwithstanding the provisions of Section 223(a)(1) and 223(a)(2) of the Delaware General Corporation Law, any vacancy or newly created directorship may be filled by a majority of the directors then in office (including any directors that have tendered a resignation effective at a future date), though less than a quorum, or by a sole remaining director, and the directors so chosen shall hold office until the next annual election and until their successors are duly elected and shall qualify, unless sooner displaced; provided, however, that where such vacancy or newly created directorship occurs among the directors elected by the holders of a class or series of stock, the holders of shares of such class or series may override the Board of Directors' action to fill such vacancy or newly created directorship by (i) voting for their own designee to fill such vacancy or newly created directorship at a meeting of the corporation's stockholders or (ii) written consent, if the consenting stockholders hold a sufficient number of shares to elect their designee at a meeting of the stockholders.

If at any time, by reason of death or resignation or other cause, the corporation should have no directors in office, then any officer or any stockholder or an executor, administrator, trustee or guardian of a stockholder, or other fiduciary entrusted with like responsibility for the person or estate of a stockholder, may call a special meeting of stockholders in accordance with the provisions of the certificate of incorporation or these bylaws, or may apply to the Court of Chancery for a decree summarily ordering an election as provided in Section 211 of the Delaware General Corporation Law.

If, at the time of filling any vacancy or any newly created directorship, the directors then in office constitute less than a majority of the whole board (as constituted immediately prior to any such increase), then the Court of Chancery may, upon application of any stockholder or stockholders holding at least 10% of the total number of the shares at the time outstanding having the right to vote for such directors, summarily order an election to be held to fill any such vacancies or newly created directorships, or to replace the directors chosen by the directors then in office as aforesaid, which election shall be governed by the provisions of Section 211 of the Delaware General Corporation Law as far as applicable.

3.5   **Place Of Meetings; Meetings By Telephone**

The Board of Directors of the corporation may hold meetings, both regular and special, either within or outside the state of Delaware.

Unless otherwise restricted by the certificate of incorporation or these bylaws, members of the Board of Directors, or any committee designated by the Board of Directors, may participate in a meeting of the Board of Directors, or any committee, by means of conference telephone or other communications equipment by means of which all persons participating in the meeting can hear each other, and such participation in a meeting shall constitute presence in person at the meeting.

3.6   **Regular Meetings**

Regular meetings of the Board of Directors may be held without notice at such time and at such place as shall from time to time be determined by the board.

3.7   **Special Meetings; Notice**

Special meetings of the Board of Directors for any purpose or purposes may be called at any time by the chairperson of the board, the chief executive officer, the president, the secretary or any two directors.

Notice of the time and place of special meetings shall be delivered personally or by telephone to each director or sent by first-class mail, facsimile, electronic transmission, or telegram, charges prepaid, addressed to each director at that director's address as it is shown on the records of the corporation. If the notice is mailed, it shall be deposited in the United States mail at least 4 days before the time of the holding of the meeting. If the notice is delivered personally or by facsimile, electronic transmission, telephone or telegram, it shall be delivered at least 24 hours before the time of the holding of the meeting. Any oral notice given personally or by telephone may be communicated either to the director or to a person at the office of the director who the person giving the notice has reason to believe will promptly communicate it to the director. The notice need not specify the purpose of the meeting. The notice need not specify the place of the meeting, if the meeting is to be held at the principal executive office of the corporation. Unless otherwise indicated in the notice thereof, any and all business may be transacted at a special meeting.

3.8   **Quorum**

At all meetings of the Board of Directors, a majority of the total number of directors then in office (but in no case less than 1/3 of the Number of Authorized Directors (as defined in Section 3.2 of these bylaws)) shall constitute a quorum for the transaction of business and the act of a majority of the directors present at any meeting at which there is a quorum shall be the act of the Board of Directors, except as may be otherwise specifically provided by statute or by the certificate of incorporation. If a quorum is not present at any meeting of the Board of Directors, then the directors present thereat may adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum is present.

A meeting at which a quorum is initially present may continue to transact business notwithstanding the withdrawal of directors, if any action taken is approved by at least a majority of the required quorum for that meeting.

3.9   **Waiver Of Notice**

Whenever notice is required to be given under any provision of the Delaware General Corporation Law or of the certificate of incorporation or these bylaws, a written waiver thereof, signed by the person entitled to notice, or waiver by electronic mail or other electronic transmission by such person, whether before or after the time stated therein, shall be deemed equivalent to notice. Attendance of a person at a meeting shall constitute a waiver of notice of such meeting, except when the person attends a meeting for the express purpose of objecting, at

the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened. Neither the business to be transacted at, nor the purpose of, any regular or special meeting of the directors, or members of a committee of directors, need be specified in any written waiver of notice unless so required by the certificate of incorporation or these bylaws.

3.10 **Board Action By Written Consent Without A Meeting**

Unless otherwise restricted by the certificate of incorporation or these bylaws, any action required or permitted to be taken at any meeting of the Board of Directors, or of any committee thereof, may be taken without a meeting if all members of the board or committee, as the case may be, consent thereto in writing or by electronic transmission, and the writing or writings or electronic transmission or transmissions are filed with the minutes of proceedings of the board or committee. Such filing shall be in paper form if the minutes are maintained in paper form and shall be in electronic form if the minutes are maintained in electronic form.

Any copy, facsimile or other reliable reproduction of a consent in writing may be substituted or used in lieu of the original writing for any and all purposes for which the original writing could be used, provided that such copy, facsimile or other reproduction shall be a complete reproduction of the entire original writing.

3.11 **Fees And Compensation Of Directors**

Unless otherwise restricted by the certificate of incorporation or these bylaws, the Board of Directors shall have the authority to fix the compensation of directors. No such compensation shall preclude any director from serving the corporation in any other capacity and receiving compensation therefor.

3.12 **Approval Of Loans To Officers**

The corporation may lend money to, or guarantee any obligation of, or otherwise assist any officer or other employee of the corporation or of its subsidiary, including any officer or employee who is a director of the corporation or its subsidiary, whenever, in the judgment of the directors, such loan, guaranty or assistance may reasonably be expected to benefit the corporation. The loan, guaranty or other assistance may be with or without interest and may be unsecured, or secured in such manner as the Board of Directors shall approve, including, without limitation, a pledge of shares of stock of the corporation. Nothing in this section shall be deemed to deny, limit or restrict the powers of guaranty or warranty of the corporation at common law or under any statute.

3.13 **Removal Of Directors**

Unless otherwise restricted by statute, by the certificate of incorporation or by these bylaws, any director or the entire Board of Directors may be removed, with or without cause, by, and only by, the affirmative vote of the holders of the shares of the class or series of stock entitled to elect such director or directors, given either at a special meeting of such stockholders duly called for that purpose or pursuant to a written consent of stockholders, and any vacancy thereby created may be filled by the holders of that class or series of stock

represented at the meeting or pursuant to written consent; provided, however, that if the stockholders of the corporation are entitled to cumulative voting, if less than the entire Board of Directors is to be removed, no director may be removed without cause if the votes cast against his or her removal would be sufficient to elect him or her if then cumulatively voted at an election of the entire Board of Directors.

No reduction of the Number of Authorized Directors (as defined in Section 3.2 of these bylaws) shall have the effect of removing any director before such director's term of office expires.

3.14 **Chairperson Of The Board Of Directors**

The corporation may also have, at the discretion of the Board of Directors, a chairperson of the Board of Directors who shall not be considered an officer of the corporation.

ARTICLE IV

COMMITTEES

4.1 **Committees Of Directors**

The Board of Directors may designate one or more committees, each committee to consist of one or more of the directors of the corporation. The Board may designate 1 or more directors as alternate members of any committee, who may replace any absent or disqualified member at any meeting of the committee. In the absence or disqualification of a member of a committee, the member or members present at any meeting and not disqualified from voting, whether or not such member or members constitute a quorum, may unanimously appoint another member of the Board of Directors to act at the meeting in the place of any such absent or disqualified member. Any such committee, to the extent provided in the resolution of the Board of Directors, or in these bylaws, shall have and may exercise all the powers and authority of the Board of Directors in the management of the business and affairs of the corporation, and may authorize the seal of the corporation to be affixed to all papers which may require it; but no such committee shall have the power or authority in reference to the following matters: (i) approving or adopting, or recommending to the stockholders, any action or matter expressly required by the General Corporate Law of Delaware to be submitted to stockholders for approval or (ii) adopting, amending or repealing any Bylaw of the corporation.

4.2 **Committee Minutes**

Each committee shall keep regular minutes of its meetings and report the same to the Board of Directors when required.

4.3 **Meetings And Actions Of Committees**

Meetings and actions of committees shall be governed by, and held and taken in accordance with, the provisions of Section 3.5 (place of meetings and meetings by telephone), Section 3.6 (regular meetings), Section 3.7 (special meetings and notice), Section 3.8 (quorum), Section 3.9 (waiver of notice), and Section 3.10 (action without a meeting) of these bylaws, with

such changes in the context of such provisions as are necessary to substitute the committee and its members for the Board of Directors and its members; provided, however, that the time of regular meetings of committees may be determined either by resolution of the Board of Directors or by resolution of the committee, that special meetings of committees may also be called by resolution of the Board of Directors and that notice of special meetings of committees shall also be given to all alternate members, who shall have the right to attend all meetings of the committee. The Board of Directors may adopt rules for the government of any committee not inconsistent with the provisions of these bylaws.

ARTICLE V

OFFICERS

5.1 **Officers**

The officers of the corporation shall be a president and a secretary. The corporation may also have, at the discretion of the Board of Directors, a chief executive officer, a chief financial officer, a treasurer, one or more vice presidents, one or more assistant secretaries, one or more assistant treasurers, and any such other officers as may be appointed in accordance with the provisions of Section 5.3 of these bylaws. Any number of offices may be held by the same person.

5.2 **Appointment Of Officers**

The officers of the corporation, except such officers as may be appointed in accordance with the provisions of Sections 5.3 or 5.5 of these bylaws, shall be appointed by the Board of Directors, subject to the rights (if any) of an officer under any contract of employment.

5.3 **Subordinate Officers**

The Board of Directors may appoint, or empower the chief executive officer or the president to appoint, such other officers and agents as the business of the corporation may require, each of whom shall hold office for such period, have such authority, and perform such duties as are provided in these bylaws or as the Board of Directors may from time to time determine.

5.4 **Removal And Resignation Of Officers**

Subject to the rights (if any) of an officer under any contract of employment, any officer may be removed, either with or without cause, by an affirmative vote of the majority of the Board of Directors at any regular or special meeting of the board or, except in the case of an officer chosen by the Board of Directors, by any officer upon whom the power of removal is conferred by the Board of Directors.

Any officer may resign at any time by giving written notice to the corporation. Any resignation shall take effect at the date of the receipt of that notice or at any later time specified in that notice; and, unless otherwise specified in that notice, the acceptance of the

resignation shall not be necessary to make it effective. Any resignation is without prejudice to the rights (if any) of the corporation under any contract to which the officer is a party.

5.5   **Vacancies In Offices**

Any vacancy occurring in any office of the corporation shall be filled by the Board of Directors.

5.6   **Chief Executive Officer**

Subject to such supervisory powers (if any) as may be given by the Board of Directors to the chairperson of the board (if any), the chief executive officer of the corporation (if such an officer is appointed) shall, subject to the control of the Board of Directors, have general supervision, direction, and control of the business and the officers of the corporation and shall have the general powers and duties of management usually vested in the office of chief executive officer of a corporation and shall have such other powers and duties as may be prescribed by the Board of Directors or these bylaws.

The person serving as chief executive officer shall also be the acting president of the corporation whenever no other person is then serving in such capacity.

5.7   **President**

Subject to such supervisory powers (if any) as may be given by the Board of Directors to the chairperson of the board (if any) or the chief executive officer, the president shall have general supervision, direction, and control of the business and other officers of the corporation. He or she shall have the general powers and duties of management usually vested in the office of president of a corporation and such other powers and duties as may be prescribed by the Board of Directors or these bylaws.

The person serving as president shall also be the acting chief executive officer, secretary or treasurer of the corporation, as applicable, whenever no other person is then serving in such capacity.

5.8   **Vice Presidents**

In the absence or disability of the chief executive officer and president, the vice presidents (if any) in order of their rank as fixed by the Board of Directors or, if not ranked, a vice president designated by the Board of Directors, shall perform all the duties of the president and when so acting shall have all the powers of, and be subject to all the restrictions upon, the president. The vice presidents shall have such other powers and perform such other duties as from time to time may be prescribed for them respectively by the Board of Directors, these bylaws, the president or the chairperson of the board.

5.9   **Secretary**

The secretary shall keep or cause to be kept, at the principal executive office of the corporation or such other place as the Board of Directors may direct, a book of minutes of all

meetings and actions of directors, committees of directors, and stockholders. The minutes shall show the time and place of each meeting, the names of those present at directors' meetings or committee meetings, the number of shares present or represented at stockholders' meetings, and the proceedings thereof.

The secretary shall keep, or cause to be kept, at the principal executive office of the corporation or at the office of the corporation's transfer agent or registrar, as determined by resolution of the Board of Directors, a share register, or a duplicate share register, showing the names of all stockholders and their addresses, the number and classes of shares held by each, the number and date of certificates (if any) evidencing such shares, and the number and date of cancellation of every certificate (if any) surrendered for cancellation.

The secretary shall give, or cause to be given, notice of all meetings of the stockholders and of the Board of Directors required to be given by law or by these bylaws. He or she shall have such other powers and perform such other duties as may be prescribed by the Board of Directors or by these bylaws.

5.10 **Chief Financial Officer**

The chief financial officer (if such an officer is appointed) shall keep and maintain, or cause to be kept and maintained, adequate and correct books and records of accounts of the properties and business transactions of the corporation, including accounts of its assets, liabilities, receipts, disbursements, gains, losses, capital, retained earnings and shares. The books of account shall at all reasonable times be open to inspection by any member of the Board of Directors.

The chief financial officer shall render to the chief executive officer, the president, or the Board of Directors, upon request, an account of all his or her transactions as chief financial officer and of the financial condition of the corporation. He or she shall have the general powers and duties usually vested in the office of chief financial officer of a corporation and shall have such other powers and perform such other duties as may be prescribed by the Board of Directors or these bylaws.

The person serving as the chief financial officer shall also be the acting treasurer of the corporation whenever no other person is then serving in such capacity. Subject to such supervisory powers (if any) as may be given by the Board of Directors to another officer of the corporation, the chief financial officer shall supervise and direct the responsibilities of the treasurer whenever someone other than the chief financial officer is serving as treasurer of the corporation.

5.11 **Treasurer**

The treasurer (if such an officer is appointed) shall keep and maintain, or cause to be kept and maintained, adequate and correct books and records with respect to all bank accounts, deposit accounts, cash management accounts and other investment accounts of the corporation. The books of account shall at all reasonable times be open to inspection by any member of the Board of Directors.

The treasurer shall deposit, or cause to be deposited, all moneys and other valuables in the name and to the credit of the corporation with such depositories as may be designated by the Board of Directors. He or she shall disburse the funds of the corporation as may be ordered by the Board of Directors and shall render to the chief financial officer, the chief executive officer, the president or the Board of Directors, upon request, an account of all his or her transactions as treasurer. He or she shall have the general powers and duties usually vested in the office of treasurer of a corporation and shall have such other powers and perform such other duties as may be prescribed by the Board of Directors or these bylaws.

The person serving as the treasurer shall also be the acting chief financial officer of the corporation whenever no other person is then serving in such capacity.

5.12 **Representation Of Shares Of Other Corporations**

The chairperson of the board, the chief executive officer, the president, any vice president, the chief financial officer, the secretary or assistant secretary of this corporation, or any other person authorized by the Board of Directors or the chief executive officer or the president or a vice president, is authorized to vote, represent, and exercise on behalf of this corporation all rights incident to any and all shares of any other corporation or corporations standing in the name of this corporation. The authority granted herein may be exercised either by such person directly or by any other person authorized to do so by proxy or power of attorney duly executed by the person having such authority.

5.13 **Authority And Duties Of Officers**

In addition to the foregoing authority and duties, all officers of the corporation shall respectively have such authority and perform such duties in the management of the business of the corporation as may be designated from time to time by the Board of Directors or the stockholders.

ARTICLE VI

INDEMNIFICATION OF DIRECTORS, OFFICERS, EMPLOYEES, AND OTHER AGENTS

6.1 **Indemnification Of Directors And Officers**

The corporation shall, to the maximum extent and in the manner permitted by the Delaware General Corporation Law, indemnify each of its directors and officers against expenses (including attorneys' fees), judgments, fines, settlements and other amounts actually and reasonably incurred in connection with any proceeding, arising by reason of the fact that such person is or was an agent of the corporation. For purposes of this Section 6.1, a "director" or "officer" of the corporation includes any person (a) who is or was a director or officer of the corporation, (b) who is or was serving at the request of the corporation as a director or officer of another corporation, partnership, joint venture, trust or other enterprise, or (c) who was a director or officer of a corporation which was a predecessor corporation of the corporation or of another enterprise at the request of such predecessor corporation.

6.2 **Indemnification Of Others**

The corporation shall have the power, to the maximum extent and in the manner permitted by the Delaware General Corporation Law, to indemnify each of its employees and agents (other than directors and officers) against expenses (including attorneys' fees), judgments, fines, settlements and other amounts actually and reasonably incurred in connection with any proceeding, arising by reason of the fact that such person is or was an agent of the corporation. For purposes of this Section 6.2, an "employee" or "agent" of the corporation (other than a director or officer) includes any person (a) who is or was an employee or agent of the corporation, (b) who is or was serving at the request of the corporation as an employee or agent of another corporation, partnership, joint venture, trust or other enterprise, or (c) who was an employee or agent of a corporation which was a predecessor corporation of the corporation or of another enterprise at the request of such predecessor corporation.

6.3 **Payment Of Expenses In Advance**

Expenses incurred in defending any action or proceeding for which indemnification is required pursuant to Section 6.1 or for which indemnification is permitted pursuant to Section 6.2 following authorization thereof by the Board of Directors shall be paid by the corporation in advance of the final disposition of such action or proceeding upon receipt of an undertaking by or on behalf of the indemnified party to repay such amount if it shall ultimately be determined by final judicial decision from which there is no further right to appeal that the indemnified party is not entitled to be indemnified as authorized in this Article VI.

6.4 **Indemnity Not Exclusive**

The indemnification provided by this Article VI shall not be deemed exclusive of any other rights to which those seeking indemnification may be entitled under any Bylaw, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in an official capacity and as to action in another capacity while holding such office, to the extent that such additional rights to indemnification are authorized in the certificate of incorporation.

6.5 **Insurance**

The corporation may purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against him or her and incurred by him or her in any such capacity, or arising out of his or her status as such, whether or not the corporation would have the power to indemnify him or her against such liability under the provisions of the Delaware General Corporation Law.

6.6 **Conflicts**

No indemnification or advance shall be made under this Article VI, except where such indemnification or advance is mandated by law or the order, judgment or decree of any court of competent jurisdiction, in any circumstance where it appears:

(a)   That it would be inconsistent with a provision of the certificate of incorporation, these bylaws, a resolution of the stockholders or an agreement in effect at the time of the accrual of the alleged cause of the action asserted in the proceeding in which the expenses were incurred or other amounts were paid, which prohibits or otherwise limits indemnification; or

(b)   That it would be inconsistent with any condition expressly imposed by a court in approving a settlement.

ARTICLE VII

RECORDS AND REPORTS

7.1   **Maintenance And Inspection Of Records**

The corporation shall, either at its principal executive offices or at such place or places as designated by the Board of Directors, keep a record of its stockholders listing their names and addresses and the number and class of shares held by each stockholder, a copy of these bylaws as amended to date, accounting books, and other records.

Any stockholder of record, in person or by attorney or other agent, shall, upon written demand under oath stating the purpose thereof, have the right during the usual hours for business to inspect for any proper purpose the corporation's stock ledger, a list of its stockholders, and its other books and records and to make copies or extracts therefrom. A proper purpose shall mean a purpose reasonably related to such person's interest as a stockholder. In every instance where an attorney or other agent is the person who seeks the right to inspection, the demand under oath shall be accompanied by a power of attorney or such other writing that authorizes the attorney or other agent to so act on behalf of the stockholder. The demand under oath shall be directed to the corporation at its registered office in Delaware or at its principal place of business.

A complete list of stockholders entitled to vote at any meeting of stockholders, arranged in alphabetical order for each class of stock and showing the address of each such stockholder and the number of shares registered in each such stockholder's name, shall be open to the examination of any such stockholder for a period of at least 10 days prior to the meeting in the manner provided by law. The stock list shall also be open to the examination of any stockholder during the whole time of the meeting as provided by law. This list shall presumptively determine the identity of the stockholders entitled to vote at the meeting and the number of shares held by each of them.

7.2   **Inspection By Directors**

Any director shall have the right to examine the corporation's stock ledger, a list of its stockholders, and its other books and records for a purpose reasonably related to his or her position as a director. The Court of Chancery is hereby vested with the exclusive jurisdiction to determine whether a director is entitled to the inspection sought. The Court may summarily order the corporation to permit the director to inspect any and all books and records, the stock ledger, and the stock list and to make copies or extracts therefrom. The Court may, in its

discretion, prescribe any limitations or conditions with reference to the inspection, or award such other and further relief as the Court may deem just and proper.

ARTICLE VIII

GENERAL MATTERS

8.1 **Checks**

From time to time, the Board of Directors shall determine by resolution which person or persons may sign or endorse all checks, drafts, other orders for payment of money, notes or other evidences of indebtedness that are issued in the name of or payable to the corporation, and only the persons so authorized shall sign or endorse those instruments.

8.2 **Execution Of Corporate Contracts And Instruments**

The Board of Directors, except as otherwise provided in these bylaws, may authorize any officer or officers, or agent or agents, to enter into any contract or execute any instrument in the name of and on behalf of the corporation; such authority may be general or confined to specific instances. Unless so authorized or ratified by the Board of Directors or within the agency power of an officer, no officer, agent or employee shall have any power or authority to bind the corporation by any contract or engagement or to pledge its credit or to render it liable for any purpose or for any amount.

8.3 **Stock Certificates and Notices; Uncertificated Stock; Partly Paid Shares**

The shares of the corporation may be certificated or uncertificated, as provided under Delaware law, and shall be entered in the books of the corporation and recorded as they are issued. Any or all of the signatures on any certificate may be a facsimile or electronic signature. In case any officer, transfer agent or registrar who has signed or whose facsimile or electronic signature has been placed upon a certificate has ceased to be such officer, transfer agent or registrar before such certificate is issued, it may be issued by the corporation with the same effect as if he or she were such officer, transfer agent or registrar at the date of issue.

Within a reasonable time after the issuance or transfer of uncertificated stock and upon the request of a stockholder, the corporation shall send to the record owner thereof a written notice that shall set forth the name of the corporation, that the corporation is organized under the laws of Delaware, the name of the stockholder, the number and class (and the designation of the series, if any) of the shares, and any restrictions on the transfer or registration of such shares of stock imposed by the corporation's certificate of incorporation, these bylaws, any agreement among stockholders or any agreement between stockholders and the corporation.

The corporation may issue the whole or any part of its shares as partly paid and subject to call for the remainder of the consideration to be paid therefor. Upon the face or back of each stock certificate (if any) issued to represent any such partly paid shares, or upon the books and records of the corporation in the case of uncertificated partly paid shares, the total amount of the consideration to be paid therefor and the amount paid thereon shall be stated. Upon the declaration of any dividend on fully paid shares, the corporation shall declare a

dividend upon partly paid shares of the same class, but only upon the basis of the percentage of the consideration actually paid thereon.

8.4 **Special Designation On Certificates and Notices of Issuance**

If the corporation is authorized to issue more than one class of stock or more than one series of any class, then the powers, the designations, the preferences, and the relative, participating, optional or other special rights of each class of stock or series thereof and the qualifications, limitations or restrictions of such preferences and/or rights shall be set forth in full or summarized on the face or back of the certificate that the corporation shall issue to represent such class or series of stock or the notice of issuance to the record owner of uncertificated stock; provided, however, that, except as otherwise provided in Section 202 of the Delaware General Corporation Law, in lieu of the foregoing requirements there may be set forth on the face or back of the certificate that the corporation shall issue to represent such class or series of stock or the notice of issuance to the record owner of uncertificated stock, or the purchase agreement for such stock a statement that the corporation will furnish without charge to each stockholder who so requests the powers, the designations, the preferences, and the relative, participating, optional or other special rights of each class of stock or series thereof and the qualifications, limitations or restrictions of such preferences and/or rights.

8.5 **Lost Certificates**

Except as provided in this Section 8.5, no new certificates for shares shall be issued to replace a previously issued certificate unless the latter is surrendered to the corporation and cancelled at the same time. The corporation may issue a new certificate of stock or notice of uncertificated stock in the place of any certificate previously issued by it, alleged to have been lost, stolen or destroyed, and the corporation may require the owner of the lost, stolen or destroyed certificate, or the owner's legal representative, to give the corporation a bond sufficient to indemnify it against any claim that may be made against it on account of the alleged loss, theft or destruction of any such certificate or the issuance of such new certificate or uncertificated shares.

8.6 **Construction; Definitions**

Unless the context requires otherwise, the general provisions, rules of construction, and definitions in the Delaware General Corporation Law shall govern the construction of these bylaws. Without limiting the generality of this provision, the singular number includes the plural, the plural number includes the singular, and the term "person" includes both a corporation and a natural person.

8.7 **Dividends**

The directors of the corporation, subject to any restrictions contained in (a) the Delaware General Corporation Law or (b) the certificate of incorporation, may declare and pay dividends upon the shares of its capital stock. Dividends may be paid in cash, in property, or in shares of the corporation's capital stock.

The directors of the corporation may set apart out of any of the funds of the corporation available for dividends a reserve or reserves for any proper purpose and may abolish any such reserve. Such purposes shall include but not be limited to equalizing dividends, repairing or maintaining any property of the corporation, and meeting contingencies.

8.8 **Fiscal Year**

The fiscal year of the corporation shall be fixed by resolution of the Board of Directors and may be changed by the Board of Directors.

8.9 **Transfer Of Stock**

Upon receipt by the corporation or the transfer agent of the corporation of proper transfer instructions from the record holder of uncertificated shares or upon surrender to the corporation or the transfer agent of the corporation of a certificate for shares duly endorsed or accompanied by proper evidence of succession, assignation or authority to transfer, it shall be the duty of the corporation to issue a new certificate or, in the case of uncertificated securities and upon request, a notice of issuance of shares, to the person entitled thereto, cancel the old certificate (if any) and record the transaction in its books.

8.10 **Stock Transfer Agreements**

The corporation shall have power to enter into and perform any agreement with any number of stockholders of any one or more classes of stock of the corporation to restrict the transfer of shares of stock of the corporation of any one or more classes owned by such stockholders in any manner not prohibited by the Delaware General Corporation Law.

8.11 **Stockholders Of Record**

The corporation shall be entitled to recognize the exclusive right of a person recorded on its books as the owner of shares to receive dividends and to vote as such owner, shall be entitled to hold liable for calls and assessments the person recorded on its books as the owner of shares, and shall not be bound to recognize any equitable or other claim to or interest in such share or shares on the part of another person, whether or not it shall have express or other notice thereof, except as otherwise provided by the laws of Delaware.

8.12 **Facsimile Or Electronic Signatures**

In addition to the provisions for use of facsimile or electronic signatures elsewhere specifically authorized in these bylaws, facsimile or electronic signatures of any stockholder, director or officer of the corporation may be used whenever and as authorized by the Board of Directors or a committee thereof.

ARTICLE IX

AMENDMENTS

The Bylaws of the corporation may be adopted, amended or repealed by the stockholders entitled to vote; provided, however, that the corporation may, in its certificate of incorporation, confer the power to adopt, amend or repeal Bylaws upon the directors. The fact that such power has been so conferred upon the directors shall not divest the stockholders of the power, nor limit their power to adopt, amend or repeal Bylaws.

CERTIFICATE OF ADOPTION OF BYLAWS

OF

GRUBDIAL, INC

ADOPTION BY INCORPORATOR

The undersigned person appointed in the certificate of incorporation to act as the Incorporator of GrubDial, Inc, a Delaware corporation, hereby adopts the foregoing Bylaws as the Bylaws of the corporation.

Executed on January 04, 2025.

INCORPORATOR:

E-signed using Clerky (612bad0db0b99770045ac6fee9642c42)

KALPESH SHETHA

CERTIFICATE BY SECRETARY OF ADOPTION BY INCORPORATOR

The undersigned hereby certifies that the undersigned is the duly elected, qualified, and acting Secretary of GrubDial, Inc, a Delaware corporation, and that the foregoing Bylaws were adopted as the Bylaws of the corporation on January 04, 2025, by the person appointed in the certificate of incorporation to act as the Incorporator of the corporation.

Executed on January 04, 2025.

SECRETARY:

E-signed using Clerky (7b30ccb6e37f3d9ddfc77ff522f84598)

KALPESH SHETHA

<u>EXHIBIT H</u>

VIDEO TRANSCRIPT

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